UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

(Rule 14d-100)

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)

OF THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No.__*)

INFOSYS LIMITED

(Name of Subject Company (Issuer) and Filing Person (as Offeror))

Equity Shares, par value Rs. 5 per share

(Title of Class of Securities)

The Equity Shares, which are not traded on U.S. markets, have not been assigned a CUSIP number

(CUSIP Number of Class of Securities)

Inderpreet Sawhney

Chief Legal Officer and Chief Compliance Officer

Infosys Limited

Electronics City, Hosur Road

Bengaluru, Karnataka

India 560 100

+91-80-2852-0261

(Name, address, and telephone number of person authorized to receive notices and communications on behalf of filing persons)

Copies to:

Steven V. Bernard, Esq.

Tamara M. Brightwell, Esq.

Wilson Sonsini Goodrich & Rosati

Professional Corporation

650 Page Mill Road

Palo Alto, CA 94304

Telephone: (650) 493-9300

CALCULATION OF FILING FEE

Transaction Value	Amount of Filing Fee
Not Applicable*	Not Applicable*

*	A filing fee is not required in connection with this filing as it relates solely to preliminary communications made before the commencement of a tender offer per General Instruction D of Schedule TO.

☐

Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: Not applicable.	Filing Party: Not applicable.
Form or Registration No.: Not applicable.	Date Filed: Not applicable.

☒	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third-party tender offer subject to Rule 14d-1.
☒	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☒	Rule 13e-4(i) (Cross-Border Issuer Tender Offer)
☐	Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

This filing on Schedule TO relates solely to preliminary communications made before the commencement of a potential tender offer for outstanding equity shares (the “Shares”) of Infosys Limited, a company organized under the laws of the Republic of India (the “Company” or “Infosys”) (the “Buyback”).

The Buyback for the outstanding equity shares of the Company referenced herein has not yet commenced. This communication is provided for informational purposes only and is neither an offer to purchase nor a solicitation of an offer to sell any securities of the Company pursuant to the Company’s Buyback or otherwise. Any offers to purchase or solicitations of offers to sell will be made pursuant to a Tender Offer Statement on Schedule TO (including the letter of offer and other documents relating to the tender offer) which will be filed with the U.S. Securities and Exchange Commission (“SEC”) by the Company. The Company’s security holders are advised to carefully read these documents, any amendments to these documents and any other documents relating to the Buyback that are filed with the SEC in their entirety prior to making any decision with respect to the Company’s Buyback because these documents contain important information, including the terms and conditions of the offer. The Company’s security holders may obtain copies of these documents (when they become available) and other documents filed with the SEC for free at the SEC’s website at www.sec.gov or from the Company’s Investor Relations department at sharebuyback@infosys.com.

INFOSYS LIMITED

Registered Office: No. 44, Electronics City, Hosur Road, Bengaluru, Karnataka, 560100

CIN: L85110KA1981PLC013115 | Website: www.infosys.com | Email: investors@infosys.com

Tel: +91 80 28520261 (Extn: 67775) | Fax: +91 80 28520362

Contact Person: A.G.S. Manikantha, Company Secretary | Tel: +91 80 41167775 | Email: sharebuyback@infosys.com

PUBLIC ANNOUNCEMENT FOR THE ATTENTION OF EQUITY SHAREHOLDERS/BENEFICIAL OWNERS OF EQUITY SHARES OF INFOSYS LIMITED (THE “COMPANY”) FOR THE BUYBACK OF EQUITY SHARES ON A PROPORTIONATE BASIS THROUGH THE TENDER OFFER ROUTE USING THE STOCK EXCHANGE MECHANISM UNDER THE SECURITIES AND EXCHANGE BOARD OF INDIA (BUY-BACK OF SECURITIES) REGULATIONS, 2018, AS AMENDED.

This public announcement (the “Public Announcement”) is being made pursuant to the provisions of Regulation 7(i) of the Securities and Exchange Board of India (Buy-Back of Securities) Regulations, 2018, as amended (including any statutory modification(s), amendment(s) or re-enactments from time to time) (“Buyback Regulations”) and contains the requisite disclosures as specified in Schedule II of the Buyback Regulations read with Schedule I of the Buyback Regulations.

OFFER TO BUYBACK UP TO 10,00,00,000 (TEN CRORE) FULLY PAID-UP EQUITY SHARES OF FACE VALUE OF ₹ 5/- (RUPEES FIVE ONLY) EACH OF INFOSYS LIMITED, REPRESENTING 2.41% OF THE TOTAL NUMBER OF EQUITY SHARES IN THE PAID-UP EQUITY SHARE CAPITAL OF THE COMPANY (ON A STANDALONE BASIS) FROM ALL THE ELIGIBLE SHAREHOLDERS (AS DEFINED BELOW) OF EQUITY SHARES OF THE COMPANY AS ON NOVEMBER 14, 2025 (RECORD DATE) AS PER THE RECORDS MADE AVAILABLE TO THE COMPANY BY DEPOSITORIES (AS DEFINED BELOW) AS ON THE RECORD DATE, ON A PROPORTIONATE BASIS (SUBJECT TO SMALL SHAREHOLDER RESERVATION), THROUGH THE “TENDER OFFER” ROUTE AT A PRICE OF ₹ 1,800/- (RUPEES ONE THOUSAND EIGHT HUNDRED ONLY) PER EQUITY SHARE PAYABLE IN CASH FOR AN AGGREGATE CONSIDERATION OF UP TO ₹ 18,000 CRORE (RUPEES EIGHTEEN THOUSAND CRORE ONLY) (“BUYBACK”).

Certain figures contained in this Public Announcement, including financial information, have been subject to rounding-off adjustments. All decimals have been rounded off to 2 (two) decimal points. In certain instances, (i) the sum or percentage change of such numbers may not conform exactly to the total figure given; and (ii) the sum of the numbers in a column or row in certain tables may not conform exactly to the total figure given for that column or row. Further, certain numerical information in this Public Announcement has been presented in ‘crore’. One crore represents 10 million, i.e. 10,000,000. All references to “Rupee(s)”, “₹ ” or “Rs.” are to Indian Rupees, the official currency of the Republic of India.

1.	DETAILS OF THE BUYBACK OFFER AND BUYBACK OFFER PRICE

1.1.

The Board of Directors of the Company (the “Board”), at its meeting held on September 11, 2025, has, subject to the approval of the members of the Company, by way of a special resolution through postal ballot (“Special Resolution”) and subject to such other approvals, permissions and sanctions, as may be necessary, including exemptive relief from the US Securities and Exchange Commission (“SEC”) on certain aspects of U.S. federal securities laws applicable to the Buyback, approved the proposal to Buyback its own fully paid-up equity shares of face value of ₹ 5/- (Rupees Five) each (“Equity Shares”) from the shareholders of the Company, as on the record date, to be determined by the Board/ Buyback Committee, (“Record Date”), on a proportionate basis, at a price of ₹ 1,800/- (Rupees One Thousand Eight Hundred only) per Equity Share (“Buyback Price”) and for an amount of ₹ 18,000 crore (Rupees Eighteen Thousand Crore only) (“Buyback Offer Size”), representing 24.31% and 21.68% of the aggregate of the total paid-up share capital and free reserves of the Company based on the latest audited interim condensed financial statements of the Company as at June 30, 2025 on a standalone basis and consolidated basis, respectively, through the tender offer route, in accordance with the provisions of the Securities and Exchange Board of India (Buy-Back of Securities) Regulations, 2018 (as amended) (“Buyback Regulations”) and the Companies Act, 2013 and the rules made thereunder (“Buyback”).

1.2.

Since the Buyback is more than 10% of the total paid-up equity capital and free reserves of the Company, in terms of Section 68(2)(b) of the Companies Act, 2013, as may be amended from time to time, along with all rules and regulations issued thereunder (“Act”) and Regulation 5(i)(b) of the Buyback Regulations, the Board had sought approval of the shareholders of the Company for Buyback, by a special resolution, through notice of postal ballot dated September 25, 2025 (“Postal Ballot Notice”), the results of which were announced on November 6, 2025. The shareholders of the Company have approved the Buyback through the Special Resolution. The Buyback is being undertaken in accordance with Article 14 of the Articles of Association of the Company, and in terms of Chapter III of the Buyback Regulations through tender offer route and in accordance with other applicable provisions of the Buyback Regulations, the SEBI Circulars (as defined below), Securities and Exchange Board of India (Listing Obligations and Disclosure Requirements) Regulations, 2015, as amended (“LODR Regulations”) and Sections 68, 69, 70 and other applicable provisions, if any, of the Act, and the relevant rules framed thereunder, including the Companies (Share Capital and Debenture) Rules, 2014 (“Share Capital Rules”) and Companies (Management and Administration) Rules, 2014 (“Management Rules”), to the extent applicable. The Company proposed the buyback of its fully paid-up Equity Shares, not exceeding 10,00,00,000 (Ten crore) Equity Shares (representing 2.41% of the total number of Equity Shares in the existing total paid-up equity share capital of the Company on a standalone basis) at a price of ₹ 1,800/- (Rupees One Thousand Eight Hundred only) per Equity Share, payable in cash, for an aggregate amount of up to ₹ 18,000 Crore (Rupees Eighteen Thousand Crore only), representing 24.31% and 21.68% of the aggregate of fully paid-up Equity Share capital and free reserves as per the latest audited interim condensed financial statements of the Company as at June 30, 2025 on a standalone basis and consolidated basis, respectively, which is within the prescribed limit of 25% under the Act and Regulation 4(i) of the Buyback Regulations.

1.3.

In accordance with Regulation 5(via) of the Buyback Regulations, the Board/Buyback Committee may increase the Buyback Price and decrease the number of Equity Shares proposed to be bought back provided that there is no change in the Buyback Offer Size, till one working day prior to the Record Date fixed for the purpose of Buyback.

1.4.

The Buyback Offer Size does not include any expenses or transaction costs incurred or to be incurred for the Buyback, such as, brokerage, filing fees, advisory fees, intermediaries’ fees, public announcement publication expenses, printing and dispatch expenses, applicable taxes such as securities transaction tax, goods and services tax, stamp duty etc. and other incidental and related expenses (“Transaction Costs”).

1.5.

Given the Company’s class of securities registered under Section 12 of the U.S. Securities Exchange Act of 1934, as amended, and the shareholding of U.S. residents by way of ADSs and Equity Shares, it was necessary for the Company to seek and obtain exemptive relief from the SEC on certain aspects of the tender offer procedures, due to conflicting regulatory requirements between Indian and U.S. laws for tender offer buybacks, and the same has been obtained post the Board’s approval for the Buyback.

1.6.

The Equity Shares are currently traded under the trading code(s) 500209 at BSE Limited (“BSE”) and INFY at National Stock Exchange of India Limited (“NSE”) (collectively referred to as “Indian Stock Exchanges”). The ISIN of the Equity Shares is INE009A01021. The American Depositary Shares (“ADSs”) of the Company are listed on the New York Stock Exchange.

1.7.

The Buyback shall be implemented using the “Mechanism for acquisition of shares through Stock Exchange pursuant to Tender-Offers under Takeovers, Buyback and Delisting” notified by Securities and Exchange Board of India (“SEBI”) vide circular CIR/CFD/POLICYCELL/1/2015 dated April 13, 2015 read with SEBI circular CFD/DCR2/P/2016/131 dated December 9, 2016, SEBI circular SEBI/HO/CFD/DCR-III/CIR/P/615 dated August 13, 2021 and SEBI circular SEBI/HO/CFD/PoD-2/P/CIR/2023/35 dated March 8, 2023, and such other circulars or notifications, as may be applicable, including any amendments thereof as amended (“SEBI Circulars”)

1.8.

The Equity Shares shall be bought back on a proportionate basis from all the shareholders of the Company holding Equity Shares as on Record Date, i.e., November 14, 2025 (“Eligible Shareholders”), including holders of ADSs of the Company who cancel any of their ADSs and withdraw the underlying Equity Shares prior to the Record Date such that they become equity shareholders of the Company as on the Record Date, through the “Tender Offer” route, as prescribed under the Buyback Regulations, and subject to applicable laws, facilitated through the stock exchange mechanism as specified by SEBI in the SEBI Circulars. In this regard, the Company will request BSE and NSE to provide the acquisition window for facilitating tendering of Equity Shares under the Buyback. For the purposes of this Buyback, BSE will be the Designated Stock Exchange.

1.9.

Participation in the Buyback by Eligible Shareholders will attract income tax on the consideration received on Buyback by them. The Finance (No. 2) Act, 2024 has made amendments in relation to buyback of shares w.e.f. October 1, 2024, shifting the tax liability in the hands of the shareholders (whether resident or non-resident) and the Company is not required to pay buyback tax on the distributed income but deduct income tax at source on the consideration paid on such buyback of shares. The sum paid by a domestic company for purchase of its own shares shall be treated as dividend in the hands of shareholders. No deduction is allowed against such dividend while computing the income from other sources. The cost of acquisition of the shares which have been bought back by the Company shall be treated as capital loss in the hands of the shareholder as per the provisions of the

Income-tax Act, 1961 read with any applicable rules framed thereunder (“ITA”). The Company is required to deduct tax at source at standard prescribed rate of 10% under Section 194 of the ITA in respect of the consideration payable to resident shareholders on buyback of the shares. Resident shareholders may also submit any other document under any provisions of the ITA to claim a lower / nil withholding of tax. Resident shareholders may also provide a Lower Tax Deduction Certificate (“LTDC”) certificate issued by the Income Tax Department under Section 197 or any other section of the ITA, which authorizes company to deduct TDS at a lower rate instead of the standard prescribed rate under the ITA. In respect of consideration payable to non-resident shareholders, tax shall be withheld at the standard prescribed rate of 20% (plus applicable surcharge and cess) as per the ITA. Shareholders may also provide a LTDC certificate issued by the Income Tax Department under Section 195 or any other section of the ITA, which authorizes company to deduct tax at source (“TDS”) at a lower rate instead of the standard prescribed rate under the ITA. However, as per Section 90 of the ITA, non-resident shareholders can avail the provisions of the certain Double Tax Avoidance Agreement (“DTAA”) provided they satisfy conditions such as non-applicability of the General Anti-Avoidance Rule (“GAAR”), read with Multilateral Instrument (“MLI”), between India and the country of tax residence of the shareholders, if such DTAA has beneficial provisions with respect to buyback consideration which are considered payable as dividend and shareholders fulfilled all requirements of DTAA. For this purpose, i.e., to avail the benefits under the DTAA read with MLI, non-resident shareholders will have to provide the requisite documents to the Company on or before the close of the Tendering Period (as defined below). Since the Buyback shall take place through the settlement mechanism of the Stock Exchange, securities transaction tax at 0.10% of the value of the transaction will be applicable. In due course, Eligible Shareholders will receive a letter of offer, which will contain a more detailed note on taxation. However, in view of the particularized nature of tax consequences, the Eligible Shareholders are advised to consult their own legal, financial and tax advisors prior to participating in the Buyback.

1.10.

If an Eligible Stockholder is a U.S. holder (as defined in the Form 6-K furnished by the Company to the SEC), then an exchange of Equity Shares for cash by such U.S. holder pursuant to the Buyback will be a taxable transaction for U.S. federal income tax purposes. In such case, depending on the applicable U.S. holder’s particular circumstances, such tendering U.S. holder will generally be treated either as recognizing gain or loss from the disposition of the Equity Shares (subject to the “passive foreign investment company” rules discussed in the Company’s Form 6-K) or as receiving a distribution from the Company under U.S. federal income tax laws. U.S. holders are advised to review such tax considerations set forth in the Company’s Form 6-K and the Letter of Offer to be distributed with respect to the Buyback. U.S. holders should consult with their own tax advisors regarding the application of the U.S. federal income tax laws to their particular circumstances, as well as any additional tax consequences resulting from participation in the Buyback, including the applicability and effect of the tax laws of any U.S. state or local or non-U.S. jurisdiction and any estate, gift and inheritance laws.

1.11.

The Buyback of Equity Shares from non-resident members of the Company, including Foreign Corporate Bodies (including erstwhile Overseas Corporate Bodies), Foreign Institutional Investors (FIIs)/Foreign Portfolio Investors, members of foreign nationality, and ADS holders with underlying Equity Shares consequent to the withdrawal of such Equity Shares, if any, etc., shall be subject to the Foreign Exchange Management Act, 1999 (“FEMA”) and rules and regulations framed thereunder, if any, Income Tax Act, 1961 and rules and regulations framed thereunder, the Depository Receipts Scheme, 2014, as applicable, and shall be subject to such approvals if, and to the extent necessary or required from the concerned authorities including approvals from the Reserve Bank of India (“RBI”) under FEMA and the rules, regulations framed thereunder, if any, and such approvals shall be required to be taken by such non-resident shareholders.

1.12.

The Buyback will be undertaken on a proportionate basis from all Eligible Shareholders as on the Record Date, and would involve a reservation of up to 15% of the number of Equity Shares proposed to be bought back or number of Equity Shares entitled as per the Eligible Shareholders who hold Equity Shares of market value not more than ₹ 200,000/- (Rupees Two Lakhs only), on the basis of the closing price on the Indian Stock Exchanges registering the highest trading volume as on the Record Date, i.e., November 14, 2025 (“Small Shareholders”) as on the Record Date, whichever is higher.

1.13.

A copy of this Public Announcement is available on the Company’s website at www.infosys.com, the website of the Manager to the Buyback at www.investmentbank.kotak.com, Registrar to the Buyback at www.kfintech.com, and is expected to be made available on the website of the SEBI at www.sebi.gov.in, the website of the SEC at www.sec.gov and on the websites of the respective Indian Stock Exchanges at www.nseindia.com and www.bseindia.com.

2.	NECESSITY FOR THE BUYBACK AND DETAILS THEREOF

2.1.

The Buyback is being undertaken by the Company after taking into account the strategic and operational cash needs in the medium term and the need for returning surplus funds to the members in an effective and efficient manner in line with its capital allocation policy. The financial parameters / internal factors considered include, but are not limited to:

•	Expected cash requirements of the Company towards working capital, investments in AI and other areas, capital expenditure in technology and infrastructure etc.;

•	Investments required towards execution of the Company’s strategy;

•	Funds required for any acquisitions that the Board may approve;

•	Minimum cash required for contingencies or unforeseen events;

•	Any other significant developments that require cash investments

2.2.

The expected cash generation and strong balance sheet position of the Company allows it to reward its members, while retaining sufficient capital for business requirements. Since 2017, the Company has undertaken multiple buybacks, which, along with regular and special dividends has enabled the Company to distribute the surplus cash to shareholders in a predictable and efficient manner.

2.3.

As of June 30, 2025, the Company had consolidated cash and investments (comprising of cash and cash equivalents, current and non-current investments excluding investments in equity and preference shares and others) of ₹ 45,204 crore.

2.4.	The Buyback is being undertaken for the following reasons:

•	The Buyback will help the Company to return surplus cash to its members, in line with the stated Capital Allocation Policy;

•

The Buyback is expected to improve return on equity through distribution of cash and improve earnings per share by reduction in the equity base in the long term, thereby leading to long term increase in members’ value;

•

The Buyback gives an option to all the members of the Company as on the Record Date, either to sell their Equity Shares and receive cash or not to sell their Equity Shares and get a resultant increase in their percentage shareholding in the Company post the Buyback, without additional investment; and

•

The Buyback, which is being implemented through the Tender Offer route would involve allocating to the Small Shareholders the higher of: (a) the number of shares entitled as per their shareholding; or (b) 15% of the number of shares to be bought back, as per Regulation 6 of the Buyback Regulations. The Company believes that this reservation for small shareholders would benefit a large number of the Company’s public shareholders, who would be classified as “Small Shareholders”.

2.5.

As per the stated Capital Allocation Policy, “Effective from financial year 2025, the Company expects to continue its policy of returning approximately 85% of the free cash flow cumulatively over a 5-year period through a combination of semi-annual dividends and/or share buyback/ special dividends, subject to applicable laws and requisite approvals, if any”. Under this policy, the Company expects to progressively increase its annual Dividend Per Share (excluding special dividend if any). In line with the above Capital Allocation Policy, the Buyback is expected to create long term value for the shareholders with a reduction in the equity base.

3.	MAXIMUM NUMBER OF EQUITY SHARES THAT THE COMPANY PROPOSES TO BUYBACK

The indicative number of Equity Shares at the Buyback Price and the Buyback Offer Size bought back would be 10,00,00,000 (Ten crore) Equity Shares, comprising approximately 2.41% of the total paid-up equity share capital of the Company as of June 30, 2025 (on a standalone basis).

4.	MAXIMUM AMOUNT REQUIRED UNDER THE BUYBACK AND ITS PERCENTAGE OF THE TOTAL PAID UP CAPITAL AND FREE RESERVES & SOURCES OF FUNDS FROM WHICH BUYBACK WILL BE FINANCED

4.1.

The amount of funds required for the Buyback will aggregate to ₹ 18,000 crore (Rupees Eighteen Thousand Crore only), being 24.31% and 21.68% of the aggregate of the total paid-up share capital and free reserves of the Company on a standalone and consolidated basis, respectively, which is less than 25% of the aggregate of the total paid-up share capital and free reserves of the Company based on the latest audited interim condensed financial statements of the Company as at June 30, 2025 on a standalone basis and consolidated basis.

4.2.

The Buyback Offer Size does not include any expenses or transaction costs incurred or to be incurred for the Buyback, such as, brokerage, filing fees, advisory fees, intermediaries’ fees, public announcement publication expenses, printing and dispatch expenses, applicable taxes such as securities transaction tax, goods and services tax, stamp duty etc. and other incidental and related expenses.

4.3.

The funds for the implementation of the proposed Buyback will be sourced out of the free reserves and securities premium account of the Company or such other source as may be permitted by the Buyback Regulations or the Act. Borrowed funds from banks and financial institutions, if any, will not be used for the Buyback.

5.	BUYBACK PRICE AND BASIS OF ARRIVING AT THE BUYBACK OFFER PRICE

5.1.

The Equity Shares of the Company are proposed to be bought back at a price of ₹ 1,800/- (Rupees One Thousand Eight Hundred only) per Equity Share. The Buyback Price has been arrived at after considering various factors including, but not limited to, the trends in the volume weighted average market prices of the Equity Shares on BSE and NSE where the Equity Shares are listed, price earnings ratio, impact on other financial parameters and the possible impact of the Buyback on the earnings per Equity Share. Further, in accordance with Regulation 5(via) of the Buyback Regulations, the Board/Buyback Committee may increase the Buyback Price and decrease the number of Equity Shares proposed to be bought back provided that there is no change in the Buyback Offer Size, till one working day prior to the Record Date fixed for the purpose of Buyback.

5.2.	In line with the recent market practice in relation to buybacks, the Buyback Price represents:

(a)

Premium of 15.60% and 16.99% to the volume weighted average market price of the Equity Shares on BSE and NSE, respectively, during the three months period ending September 8, 2025, being the date of the intimation to the stock exchanges regarding the proposal of buyback being considered at Board Meeting.

(b)

Premium of 20.78% and 20.67% to the volume weighted average market price of the Equity Shares on BSE and NSE, respectively, during the two weeks period ending September 8, 2025, being the date of the intimation to the stock exchanges regarding the proposal of buyback being considered at Board Meeting.

(c)

Premium of 25.64% and 25.62% over the closing price of the Equity Shares on BSE as well as NSE, respectively, as on September 8, 2025, being the date of intimation to the stock exchanges regarding the proposal of buyback being considered at Board Meeting.

6.	DETAILS OF PROMOTERS, MEMBERS OF THE PROMOTER GROUP AND DIRECTORS OF PROMOTERS WHERE PROMOTER IS A COMPANY AND OF DIRECTORS AND KEY MANAGERIAL PERSONNEL OF THE COMPANY SHAREHOLDING AND OTHER DETAILS

6.1.

The aggregate shareholding in the Company of the: (i) promoters and the members of the promoter group of the Company (“Promoter and Promoter Group”); (ii) directors of the Promoter where Promoter is a Company and (iii) directors and key managerial personnel of the Company as on the date of this Public Announcement:

(i)	Aggregate shareholding of the Promoter and Promoter Group as on the date of this Public Announcement:

Sr. No.	Name	Number of Equity Shares Held	Shareholding Percentage (%)
A. Promoters
1.	Sudha Gopalakrishnan	9,53,57,000	2.30
2.	Rohan Murty	6,08,12,892	1.46
3.	Nandan M Nilekani	4,07,83,162	0.98
4.	Akshata Murty	3,89,57,096	0.94
5.	Asha Dinesh	3,85,79,304	0.93
6.	Sudha N Murty	3,45,50,626	0.83
7.	Rohini Nilekani	3,43,35,092	0.83
8.	Dinesh Krishnaswamy	3,24,79,590	0.78

9.	S Gopalakrishnan	3,18,53,808	0.77
10.	Shreyas Shibulal	1,99,29,860	0.48
11.	Narayana Murthy	1,51,45,638	0.36
12.	Meghana Gopalakrishnan	1,48,34,928	0.36
13.	Nihar Nilekani	1,26,77,752	0.31
14.	Shruti Shibulal	87,05,651	0.21
15.	Janhavi Nilekani	85,89,721	0.21
16.	Deeksha Dinesh	76,46,684	0.18
17.	Divya Dinesh	76,46,684	0.18
18.	S D Shibulal	52,08,673	0.13
19.	Kumari Shibulal	49,45,935	0.12

Total (A)		51,30,40,096	12.35

B. Promoter group
20.	Milan Shibulal Manchanda	61,06,302	0.15
21.	Nikita Shibulal Manchanda	61,06,302	0.15
22.	Gaurav Manchanda	57,73,233	0.14
23.	Bhairavi Madhusudhan Shibulal	54,27,875	0.13
24.	Tanush Nilekani Chandra	33,56,017	0.08
25.	Ekagrah Rohan Murty	15,00,000	0.04
26.	Shray Chandra	7,19,424	0.02
Total (B)		2,89,89,153	0.70

Total (A+B)		54,20,29,249	13.05

(ii)	The aggregate shareholding of the directors of the Promoters, as on the date of this Public Announcement, where the promoter is a Company: The Company does not have any corporate promoter.

(iii)	Aggregate shareholding of the directors and key managerial personnel of the Company, as on the date of this Public Announcement:

Sr. No.	Name	Designation	Number of Equity Shares Held	Shareholding Percentage (%)
A. Directors
1.	Nandan M. Nilekani	Chairman and Non-Executive and Non- Independent Director (Promoter)	4,07,83,162	0.98
2.	Salil Parekh	Chief Executive Officer and Managing Director	13,79,460	0.03
3.	D. Sundaram	Lead Independent Director	Nil	Nil
4.	Michael Gibbs	Independent Director	Nil	Nil
5.	Bobby Parikh	Independent Director	7,747	0.00
6.	Chitra Nayak	Independent Director	Nil	Nil
7.	Govind Iyer	Independent Director	Nil	Nil
8.	Helene Auriol Potier	Independent Director	Nil	Nil
9.	Nitin Paranjpe	Independent Director	Nil	Nil

Total (A)			4,21,70,369	1.02

B. Key managerial personnel
1.	Jayesh Sanghrajka	Chief Financial Officer	1,04,055	0.00
2.	Inderpreet Sawhney	Chief Legal Officer and Chief Compliance Officer	Nil	Nil
3.	A.G.S. Manikantha	Company Secretary	17,829	0.00
4.	Shaji Mathew	Chief Human Resources Officer	2,65,114	0.01

Total (B)			3,86,998	0.01

Total (A+B)			4,25,57,367	1.02

(iv)	The aggregate American Depositary Receipts (“ADRs”) held by the directors and key managerial personnel of the Company as on the date of this Public Announcement:

Sr. No.	Name	Designation	Number of ADRs Held	Shareholding Percentage (%)
1.	Inderpreet Sawhney	Chief Legal Officer and Chief Compliance Officer	1,90,008	0.00

Total			1,90,008	0.00

Note: Each ADR represents one underlying equity share

(v)	The aggregate Restricted Stock Units (“RSUs”) and Employee Stock Options (“Options”) held by the directors and key managerial personnel of the Company as on the date of this Public Announcement:

Sr. No.	Name	Designation	Type of stock incentive	Unvested
A. Director
1.	Salil Parekh	Chief Executive Officer and Managing Director	Equity RSUs	3,78,164

	Total (A)			3,78,164

B. Key managerial personnel
2.	Jayesh Sanghrajka	Chief Financial Officer	Equity RSUs	83,656	(1)
			Equity Options	53,020
3.	Inderpreet Sawhney	Chief Legal Officer and Chief Compliance Officer	ADR RSUs	1,65,581	(2)
			ADR Options	1,36,060
4.	A.G.S. Manikantha	Company Secretary	Equity RSUs	7,364
			Equity Options	6,100
5.	Shaji Mathew	Chief Human Resources Officer	Equity RSUs	55,418	(3)
			Equity Options	42,190

	Total (B)			5,49,389

	Total (A+B)			9,27,553

Notes:

1.	Excludes 10,383 RSUs which have been exercised and are pending for allotment.
2.	Excludes 16,746 RSUs which have been exercised and are pending for allotment.
3.	Excludes 5,402 RSUs which have been exercised and are pending for allotment.

6.2.

Details of transactions in Equity Shares/ ADRs/ RSUs/ Options by (i) Promoter and Promoter Group; (ii) directors of the Promoter where Promoter is a Company and (iii) directors and key managerial personnel of the Company during the period from the six months preceding the date of the Board Meeting at which the Buyback was proposed and from the date of the Board Meeting till the date of this Public Announcement:

(i)

No Equity Shares of the Company have been purchased/sold by any Promoter / Promoter Group, directors and key managerial personnel of the Company during the period from the six months preceding the date of the Board Meeting i.e. September 11, 2025, at which the Buyback was proposed and from the date of the Board Meeting till the date of this Public Announcement, except for the following transactions:

Sr. No.	Name	Aggregate no. of Equity Shares purchased or sold	Nature of Transaction	Maximum price per Equity Share (₹)	Date of maximum price	Minimum price per Equity Share (₹)	Date of minimum price
A. Promoter and Promoter Group

1.	Shruti Shibulal	59,68,113	Purchase	1,657.00	March 11, 2025	1,574.00	March 12, 2025

2.	Gaurav Manchanda	(59,68,113)	Sale	1,657.00	March 11, 2025	1,574.00	March 12, 2025

B. Directors

3.	Salil Parekh	3,19,207	Exercise of RSUs	5.00	May 28, 2025	5.00	May 28, 2025

		(25,500)	Sale	1,511.70	May 6, 2025	1,509.00	May 6, 2025

		(99,795)	Sale#	1,510.10	May 7, 2025	1,506.20	May 7, 2025

4.	Bobby Parikh	860	Purchase	1,596.64*	June 13, 2025	1,596.64*	June 13, 2025

C. Key managerial personnel

5.	Jayesh Sanghrajka	16,478	Exercise of RSUs	5.00	September 10, 2025	5.00	September 10, 2025

		3,438	Exercise of Equity Options	997.50	October 30, 2025	997.50	October 30, 2025

		3,438	Exercise of Equity Options allotted pursuant to bonus issue	Nil	October 30, 2025	Nil	October 30, 2025

		(8,203)	Sale#	1,499.00	October 30, 2025	1,483.10	April 25, 2025

6.	A.G.S. Manikantha	1,622	Exercise of RSUs	5.00	August 20, 2025	5.00	August 20, 2025

7.	Shaji Mathew	8,206	Exercise of RSUs	5.00	September 10, 2025	5.00	September 10, 2025

#	Represents sale in connection with exercise of RSUs/Options
*	Represents average purchase price

(ii)

No ADRs of the Company have been purchased / sold by directors and key managerial personnel of the Company during the six months preceding the date of the Board Meeting at which the Buyback was proposed and from the date of the Board Meeting till the date of this Public Announcement, except for the following transactions:

Sr. No.	Name	Aggregate no. of RSUs and Options purchased or sold	Nature of Transaction	Maximum price per ADR	Date of maximum price	Minimum price per ADR	Date of minimum price

1.	Inderpreet Sawhney	31,520	Exercise of ADR RSUs	₹ 5.00	August 27, 2025	₹ 5.00	August 27, 2025

		(7,950)	Sale#	$ 18.02	May 2, 2025	$ 17.87	May 2, 2025

#	Represents sale in connection with exercise of RSUs

(iii)

Details of RSUs and Options exercised by directors and key managerial personnel of the Company during the six months preceding the date of the Board Meeting at which the Buyback was proposed and from the date of Board Meeting till the date of this Public Announcement:

Sr. No.	Name	Aggregate no. of RSUs and Options exercised		Nature of Transaction	Maximum price per Equity Share / ADR (₹)	Date of maximum price	Minimum price per Equity Share / ADR (₹)	Date of minimum price

1.	Salil Parekh	3,19,207		Exercise of RSUs	5.00	May 28, 2025	5.00	May 28, 2025

2.	Jayesh Sanghrajka	16,478	(1)	Exercise of RSUs	5.00	September 10, 2025	5.00	September 10, 2025

		3,438		Exercise of Equity Options	997.50	October 30, 2025	997.50	October 30, 2025

		3,438		Exercise of Equity Options allotted pursuant to bonus issue	Nil	October 30, 2025	Nil	October 30, 2025

3.	A.G.S. Manikantha	1,622		Exercise of RSUs	5.00	August 20, 2025	5.00	August 20, 2025

4.	Shaji Mathew	8,206	(3)	Exercise of RSUs	5.00	September 10, 2025	5.00	September 10, 2025

5.	Inderpreet Sawhney	31,520	(2)	Exercise of ADR RSUs	5.00	August 27, 2025	5.00	August 27, 2025

Notes:

(1)	Excludes 10,383 RSUs which have been exercised and are pending for allotment
(2)	Excludes 16,746 RSUs which have been exercised and are pending for allotment
(3)	Excludes 5,402 RSUs which have been exercised and are pending for allotment

7.	INTENTION OF THE PROMOTER AND PROMOTER GROUP AND PERSONS IN CONTROL OF THE COMPANY TO TENDER THEIR EQUITY SHARES IN THE BUYBACK

In terms of the Buyback Regulations, under the tender offer route, the Promoter and Promoter Group have the option to participate in the Buyback. In this regard, the Promoter and Promoter Group of the Company have expressed their intention of not participating in the Buyback vide their letters dated September 14, 2025, September 16, 2025, September 17, 2025, September 18, 2025 and September 19, 2025. Accordingly, the disclosures as required as per paragraphs (viii) to the Schedule I of the Buyback Regulations are not applicable.

Given that the Promoter and Promoter Group have expressed their intention not to participate in the Buyback, the Equity Shares held by members of the Promoter and Promoter Group shall not be considered for computing the entitlement ratio, in accordance with the proviso to Regulation 4(iv)(a) of the SEBI Buyback Regulations, and to that extent, the Eligible Shareholders will have a higher Buyback Entitlement ratio.

8.	NO DEFAULTS

The Company confirms that it has not accepted any deposits either before or after applicability of the Act. Further, the Company confirms that there are no defaults subsisting in the redemption of debentures or interest payment thereon or redemption of preference shares or payment of dividend due to any shareholder, or repayment of any term loans or interest payable thereon to any financial institution or banking companies.

9.	CONFIRMATION BY THE BOARD OF DIRECTORS OF THE COMPANY

As required by clause(x) of Schedule I in accordance with Regulation 5(iv)(b) of the Buyback Regulations, the Board has confirmed that it has made a full enquiry into the affairs and prospects of the Company and has formed an opinion:

(i)

That immediately following the date of the board meeting held on September 11, 2025 and the date of the members’ resolution for approving the Buyback, being November 4, 2025, there will be no grounds on which the Company can be found unable to pay its debts.

(ii)

That as regards the Company’s prospects for the year immediately following the date of the board meeting held on September 11, 2025 as well as for the year immediately following the date of passing of the members’ resolution, being November 4, 2025, and having regard to the Board’s intentions with respect to the management of the Company’s business during that year and to the amount and character of the financial resources, which will, in the Board’s view, be available to the Company during that year, the Company will be able to meet its liabilities as and when they fall due and will not be rendered insolvent within a period of one year from the date of the board meeting and also from the date of passing of the members’ resolution, being November 4, 2025; and

(iii)

In forming its opinion aforesaid, the Board has taken into account the liabilities (including prospective and contingent liabilities) as if the Company were being wound up under the provisions of the Act and the Insolvency and Bankruptcy Code, 2016, as amended.

10.	CONFIRMATIONS FROM THE COMPANY AS PER THE PROVISIONS OF THE BUYBACK REGULATIONS AND THE COMPANIES ACT

(i)	All the Equity Shares for Buyback are fully paid-up;

(ii)

Subject to applicable law, the Company shall not issue any shares or other specified securities including by way of bonus issue till the expiry of the Buyback Period i.e. the period commencing from the date of declaration of results of the postal ballot for special resolution i.e. November 6, 2025, until the date on which the payment of consideration to the Eligible Shareholders who have accepted the Buyback will be made, except in discharge of subsisting obligations through stock option schemes, or conversion of preference shares or debenture into Equity Shares. As on the date of this Public Announcement, 5,24,185 RSUs are vested, which may get converted to Equity Shares during the Buyback Period;

(iii)	Subject to applicable law, the Company shall not raise further capital for a period of one year from the expiry of the Buyback Period, except in discharge of subsisting obligations;

(iv)

The Company, as per the provisions of Section 68(8) of the Act, will not make any further issue of the same kind of shares or other securities including allotment of new shares under Section 62(1)(a) of the Act or other specified securities within a period of six months after the completion of the Buyback except by way of bonus shares or equity shares issued in order to discharge subsisting obligations such as conversion of warrants, stock option schemes, sweat equity or conversion of preference shares or debentures into Equity Shares;

(v)	The Company shall not buyback locked-in Equity Shares and non-transferable equity shares till the pendency of the lock-in or till the Equity Shares become transferable;

(vi)

The Company shall not buyback its equity shares from any person through negotiated deal whether on or off the stock exchanges or through spot transactions or through any private arrangement in the implementation of the Buyback;

(vii)

There are no defaults subsisting in the repayment of deposits, interest payment thereon, redemption of debentures or interest thereon or redemption of preference shares or payment of dividend or repayment of any term loans or interest payable thereon to any financial institution or banking company, as the case may be;

(viii)	That the Company has been in compliance with Sections 92, 123, 127 and 129 of the Act;

(ix)	That funds borrowed from Banks and Financial Institutions will not be used for the Buyback;

(x)

The aggregate amount of the Buyback i.e. ₹ 18,000 crore (Rupees Eighteen Thousand crore only) does not exceed 25% of the total paid-up capital and free reserves of the Company as per the audited interim condensed standalone and the consolidated financial statements of the Company as on June 30, 2025;

(xi)

The number of equity shares proposed to be purchased under the Buyback i.e. 10,00,00,000 (Ten crore), does not exceed 25% of the total number of equity shares in the paid-up equity share capital as on June 30, 2025;

(xii)	The Company shall not make any offer of buyback within a period of one year reckoned from the date of expiry of the Buyback Period, subject to applicable laws;

(xiii)

The Buyback will not be in contravention of Regulation 4(vii) of Buyback Regulations, i.e. the Company has not made the offer of Buyback within a period of one year reckoned from the date of expiry of buyback period of the preceding offer of buyback;

(xiv)	There is no pendency of any scheme of amalgamation or compromise or arrangement pursuant to the provisions of the Act, as on date;

(xv)	The Company shall earmark and make arrangements for adequate sources of funds for the purpose of the Buyback in accordance with the Buyback Regulations;

(xvi)	The Company will not directly or indirectly purchase its own Equity Shares: or other specified securities:

a.	Through any subsidiary company including its own subsidiary companies; or

b.	Through any investment company or group of investment companies.

(xvii)	Consideration of the Equity Shares bought back by the Company will be paid only by way of cash;

(xviii)	The Buyback will not result in delisting of the Equity Shares from BSE Limited and National Stock Exchange of India Limited;

(xix)

As on date, the ratio of the aggregate of secured and unsecured debts owed by the Company is not and shall not be more than twice the paid-up share capital and free reserves based on lower of the audited interim condensed standalone or consolidated financial statements of the Company as on June 30, 2025;

(xx)	The buyback offer shall not be withdrawn once the public announcement is made;

(xxi)

The Company shall transfer from its free reserves or securities premium account and/ or such sources as may be permitted by law, a sum equal to the nominal value of the Equity Shares purchased through the Buyback to the capital redemption reserve account and the details of such transfer shall be disclosed in its subsequent audited financial statements;

(xxii)

The Company shall ensure consequent reduction of its share capital post Buyback and the Equity Shares bought back by the Company will be extinguished and physically destroyed (if applicable) in the manner prescribed under the Buyback Regulations and the Act within the specified timelines; and

(xxiii)	The Company does not have any outstanding debt from lenders. Accordingly, the Company is not required to obtain the prior consent of its lenders for breach of any covenant with such lenders.

11.	ADDITIONAL INFORMATION FOR HOLDERS OF THE COMPANY’S AMERICAN DEPOSITARY SHARES

11.1.	Participation by ADS Holders:

i.

ADS holders will not be eligible to tender ADSs in the Buyback. As intimated by the Company in the Postal Ballot Notice dated September 25, 2025 (refer to section (12) of the explanatory statement attached to the Postal Ballot Notice –Additional Information for Holders of the Company’s American Depositary Shares), in order for ADS holders to participate in the Buyback, they are required to take certain actions in order to withdraw the Equity Shares underlying the ADSs held by them in advance of the Record Date and become holders of Equity Shares on the Record Date. They, therefore, need to (i) apply for and obtain a PAN from the Indian Income Tax Department to allow them to directly hold Equity Shares, (ii) establish an account with a bank, broker or other nominee in India sufficiently in advance of the Record Date to receive Equity Shares in electronic/ dematerialized form and set up a broker account in India to effect the transactions in the Equity Shares (an “Indian Demat account (Subtype DR) and a Brokerage Account”) prior to the Record Date, and (iii) submit their desired number of ADSs to Deutsche Bank Trust Company Americas, as ADR depositary (the “Depositary”), for cancellation along with proper cancellation instructions in each case sufficiently in advance of the Record Date and withdraw the underlying Equity Shares such that they are holding Equity Shares of the Company as of the Record Date. As a holder of Equity Shares as of the Record Date, they can tender into the Buyback any or all such withdrawn Equity Shares in accordance with the terms of the Buyback when the Tendering Period commences.

ii.

ADS holders who cancel any ADSs and withdraw the underlying Equity Shares such that they become holders of Equity Shares as of the Record Date will be allocated an entitlement that is dependent on the number of Equity Shares held as of the Record Date.

iii.

Equity Shares trade on the NSE and the BSE and cannot be traded on the NYSE. There is no guarantee that any ADS holder who submitted ADSs for cancellation and withdrawal of the underlying Equity Shares will have any or all of such Equity Shares accepted in the Buyback. The Company had received an intimation from the SEBI in 2017 that the Depository Receipt Scheme, 2014 issued by the Government of India was presently in vogue. Since Depository Receipt Scheme, 2014 has not been amended with respect to conversion or reconversion of the depository receipts, the same advice holds true. In terms of the scheme, the conversion of ADSs into Equity Shares and vice versa is available to the Company. Accordingly, the re-deposit of the withdrawn Equity Shares against the creation of ADSs will be in accordance with the provisions of the Depository Scheme, 2014 and the terms of the ADSs.

iv.

If an ADS holder withdraws Equity Shares underlying his or her ADSs after the ADS postal ballot cut-off date and prior to the last date of the Tendering Period, such ADS holder will be able to re-deposit against the creation of ADSs any of such Equity Shares that are not tendered in the Buyback, or if tendered, are not accepted in the Buyback, and receive in return ADSs representing such re-deposited Equity Shares if such ADS holder has such Equity Shares delivered to the Custodian for the Depositary (along with ADS issuance instructions) on or prior to 30 days after expiration of the Tendering Period. The Depositary has agreed to waive the ADS issuance fee that would otherwise be payable in connection with the issuance of ADSs representing such re-deposited Equity Shares during such 30-day period.

v.

Withdrawn Equity Shares for which the aforementioned re-deposit does not occur and / or instruction is not given within such 30-day period, as well as Equity Shares withdrawn prior to the ADS postal ballot cut-off date or after the last day of the Tendering Period, may only be re-deposited against the creation of ADSs to the extent a specified maximum number of outstanding ADSs would not be exceeded. Accordingly, the Company cannot assure ADS holders that such Equity Shares will be able to be re-deposited against the creation of ADSs. In addition, in these circumstances, the ADS issuance fee would not be waived with respect to the issuance of ADSs representing such Equity Shares.

11.2.	Buyback Price and Foreign Exchange Considerations:

The Buyback Price will be paid in Indian rupees. Fluctuations in the exchange rate between the Indian rupee and the U.S. dollar will affect the U.S. dollar equivalent of the Buyback Price and Buyback amount. ADS holders are urged to obtain current exchange rate information before making any decision with respect to the Buyback.

11.3.	Tax and Regulatory Considerations:

The withdrawal of Equity Shares underlying ADSs, the re-deposit of Equity Shares not tendered or not accepted in the Buyback against the creation of ADSs, and the sale in the Buyback of Equity Shares withdrawn may have various tax implications in India, the United States, and other jurisdictions that differ from, and may be substantially more onerous than, those that would be applicable to sales of ADSs on the NYSE. Such tax implications could vary depending on several factors, including the period of holding the securities, the residential status of the holder, the classification of the holder, the nature of the income earned, etc.

a. India

Withdrawal and Re-Deposit of Equity Shares by ADS Holders: While there are arguments in favour that withdrawal of Equity Shares underlying ADSs should not be subject to Indian capital gains tax, this view is not free from doubt as the law is not very clear on this aspect. The Company cannot assure ADS holders that tax will not be imposed or whether the bank, broker or other nominee in India with whom individual ADS holders establish an Indian Demat account (Subtype DR) and a Brokerage Account will withhold taxes in connection with the re-deposit of such Equity Shares. In light of the foregoing, ADS holders are advised to consult their legal, financial and tax advisors and the bank, broker or other nominee in India with whom they intend to establish an Indian Demat account (Subtype DR) and a Brokerage Account to understand the potential implications of a withdrawal and re-deposit of Equity Shares prior to their making a request to the Depositary to effect the withdrawal of the Equity Shares underlying their respective ADSs..

In addition to the foregoing Indian taxation considerations, ADS holders should consider potential taxation under the laws of their country of residency and other jurisdictions in which they may be subject to taxation arising out of the withdrawal and re- deposit of Equity Shares.

b. United States

i. Withdrawal and Re-Deposit of Equity Shares by ADS Holders:

For U.S. federal income tax purposes, ADS holders generally will be treated as the owners of Equity Shares underlying such ADSs. Accordingly, withdrawing Equity Shares underlying ADSs and re-depositing Equity Shares that are not tendered in the Buyback, or if tendered, re-depositing Equity Shares that are not accepted in the Buyback generally will not be subject to U.S. federal income tax. For further information on the U.S. federal income tax consequences relevant to U.S. holders (as defined therein) of ADSs and / or Equity Shares, please see the Company’s Form 20-F.

ii. Tendering Equity Shares in the Buyback:

Important information on the tax treatment relevant to tendering Equity Shares in the Buyback has been set forth in a Form 6-K furnished by the Company to the SEC on or about the date of the Postal Ballot Notice and will be set forth in the Letter of Offer to be distributed with respect to the Buyback.

Each ADS holder should consult their own tax advisor with respect to the U.S. federal, state and local tax consequences of withdrawing and re-depositing Equity Shares, as well as the tax consequences of participating in the Buyback.

Please refer to https://www.infosys.com/investors/shareholder-services/buyback-2025.html for tax related information for participation in the Buyback.

11.4.	Further Information.

ADS holders are advised to consult their own legal, financial and tax advisors prior to surrendering their ADSs for cancellation, requesting that the Depositary effect withdrawal of Equity Shares, and / or participating in the Buyback, including, without limitation, advice related to any related regulatory approvals and other tax considerations, including those in India, U.S. and other relevant jurisdictions. ADS holders who require additional information on participation of ADS holders in the Buyback should contact the bank, broker or other nominee utilized in setting up their Indian Demat account (Subtype DR) and a Brokerage Account. ADS holders who require additional information on surrendering their ADSs for cancellation and withdrawal of the Equity Shares represented thereby should contact the entity with whom they hold their ADSs.

12.	REPORT BY THE COMPANY’S STATUTORY AUDITOR

Report addressed to the Board of Directors by the Company’s Auditors on permissible capital payment and opinion formed by directors regarding insolvency

The text of the Report dated September 11, 2025 of Deloitte Haskins & Sells, LLP, the Statutory Auditors of the Company, addressed to the Board of Directors of the Company is reproduced below:

Quote

REF: IL/2025-26/29

AUDITOR’S REPORT

To,

The Board of Directors,

Infosys Limited

No. 44, Infosys Avenue,

Hosur Road, Electronics City,

Bengaluru,

Karnataka – 560100

Dear Sir/Madam,

Re: Statutory Auditor’s Report in respect of proposed buyback of equity shares by Infosys Limited (the “Company”) in terms of Clause (xi) of Schedule I of the Securities and Exchange Board of India (Buy-Back of Securities) Regulations, 2018, as amended (the “Buyback Regulations”)

1.	This Report is issued in accordance with the terms of our engagement letter dated July 10, 2025.

2.

The Board of Directors of the Company have approved a proposal for buyback of equity shares by the Company (subject to the approval of its shareholders) at its Meeting held on September 11, 2025 in pursuance of the provisions of Sections 68, 69 and 70 of the Companies Act, 2013, as amended (the “Act”) and the Buyback Regulations.

3.

We have been requested by the Management of the Company to provide a report on the accompanying “Statement of Permissible Capital Payment as at June 30, 2025” (‘Annexure A’) (hereinafter referred to as the “Statement”). This Statement has been prepared by the Management of the Company, which we have initialled for the purposes of identification only.

Management’s Responsibility

4.

The preparation of the Statement in accordance with Section 68(2)(c) of the Act, the Regulation 4(i) of the Buyback Regulations and the compliance with the Buyback Regulations, is the responsibility of the management of the Company, including the computation of the amount of the permissible capital payment, the preparation and maintenance of all accounting and other relevant supporting records and documents. This responsibility includes the design, implementation and maintenance of internal controls relevant to the preparation and presentation of the Statement and applying an appropriate basis of preparation; and making estimates that are reasonable in the circumstances.

Auditor’s Responsibility:

5.	Pursuant to the requirements of the Buyback Regulations, it is our responsibility to provide a reasonable assurance that:

i.

we have inquired into the state of affairs of the Company in relation to the audited interim condensed standalone and consolidated financial statements as at and for the three months ended June 30, 2025;

ii.

the amount of permissible capital payment for the proposed buyback of equity shares as stated in Annexure A, has been properly determined considering the audited interim condensed standalone and consolidated financial statements as at and for the three months ended June 30, 2025 in accordance with Section 68(2)(b) and 68(2)(c) of the Act, Regulation 4(i) and Regulation 5(i)(b) of the Buyback Regulations; and

iii.

the Board of Directors of the Company, in their Meeting held on September 11, 2025 have formed the opinion as specified in Clause (x) of Schedule I to the Buyback Regulations, on reasonable grounds and that the Company will not, having regard to its state of affairs, be rendered insolvent (in terms of the Companies Act, 2013 and/or the Insolvency and Bankruptcy Code 2016, each as amended) within a period of one year from the date of passing the board resolution dated September 11, 2025 as well as for a period of one year immediately following the date of passing of the shareholders’ resolution with regard to the proposed buyback.

6.

The interim condensed standalone and consolidated financial statements referred to in paragraph 5 above, have been audited by us, on which we have issued an unmodified audit opinion vide our report dated July 23, 2025. We conducted our audit of the interim condensed standalone and consolidated financial statements in accordance with the Standards on Auditing specified under Section 143(10) of the Act and other applicable authoritative pronouncements issued by the Institute of Chartered Accountants of India (“ICAI”). Those Standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.

7.

We conducted our examination of the Statement in accordance with the Guidance Note on Audit Reports and Certificates for Special Purposes (Revised 2016), issued by the ICAI (the “Guidance Note”) and Standards of Auditing specified under Section 143(10) of the Act, in so far as applicable for the purpose of this certificate. The Guidance Note requires that we comply with the ethical requirements of the Code of Ethics issued by the ICAI.

8.

We have complied with the relevant applicable requirements of the Standard on Quality Control (SQC) 1, Quality Control for Firms that Perform Audits and Reviews of Historical Financial Information, and Other Assurance and Related Services Engagements.

Opinion

9.	Based on inquiries conducted and our examination as above, we report that:

i.

We have inquired into the state of affairs of the Company in relation to its audited interim condensed standalone and consolidated financial statements as at and for the three months ended June 30, 2025, which have been approved by the Board of Directors of the Company on July 23, 2025.

ii.

The amount of permissible capital payment towards the proposed buy back of equity shares as computed in the Statement attached herewith, as Annexure A, in our view has been properly determined in accordance with the provisions of Section 68 (2)(b) and Section 68 (2)(c) of the Act and Regulation 4(i) and Regulation 5(i)(b) of the Buyback Regulations. The amounts of share capital and free reserves have been extracted from the audited interim condensed standalone and consolidated financial statements of the Company as at and for the three months ended June 30, 2025.

iii.

The Board of Directors of the Company, at their meeting held on September 11, 2025 have formed their opinion as specified in clause (x) of Schedule I to the Buyback Regulations, on reasonable grounds and that the Company having regard to its state of affairs, will not be rendered insolvent (in terms of the Companies Act, 2013 and/or the Insolvency and Bankruptcy Code 2016, each as amended) within a period of one year from the date of passing the Board Resolution dated September 11, 2025 as well as for a period of one year immediately following the date of passing of the shareholders’ resolution with regard to the proposed buyback.

Restriction on Use

10.

This report has been issued at the request of the Company solely for use of the Company (i) in connection with the proposed buyback of equity shares of the Company as mentioned in paragraph 2 above, (ii) to enable the Board of Directors of the Company to include in the explanatory statement to the notice for the special resolution, public announcement, and other documents pertaining to buyback to be sent to the shareholders of the Company or filed with (a) the Registrar of Companies, Securities and Exchange Board of India, stock exchanges, and any other regulatory authority as per applicable law and (b) the Central Depository Services (India) Limited, National Securities Depository Limited and (iii) and for providing to the Merchant Bankers (the “Managers”) in connection with the proposed buyback of equity shares of the Company for onward submission to relevant authorities in pursuance to the provisions of Sections 68 and other applicable provisions of the Act and the Buyback Regulations, and may not be suitable for any other purpose. This report should not be used for any other purpose without our prior written consent. Accordingly, we do not accept or assume any liability or any duty of care for any other purpose or to any other person to whom this report is shown or into whose hands it may come without our prior consent in writing.

For DELOITTE HASKINS & SELLS LLP

Chartered Accountants

(Firm’s Registration No. 117366W/W-100018)

Sd/-

Vikas Bagaria

Partner

Membership No. 060408

UDIN: 25060408BMOCJM1934

Place: Bengaluru

Date: September 11, 2025

Annexure A - Statement of Permissible Capital Payment

Computation of amount of permissible capital payment (including premium) towards buyback of equity shares in accordance with Section 68(2)(b) and Section 68(2)(c) of the Companies Act, 2013, as amended (“the Act”), and Securities and Exchange Board of India (Buy-Back of Securities) Regulations, 2018, as amended (the “Buyback Regulations”), based on audited interim condensed standalone and consolidated financial statements as at and for the three months ended June 30, 2025.

Particulars	Amount (Rs. in crore) Standalone	Amount (Rs. in crore) Consolidated
Paid up equity capital as at June 30, 2025 (A)	2,077	2,074
Free Reserves as at June 30, 2025:
- Retained earnings*	70,295	78,177
- Securities Premium	1,258	1,295
- General reserve	412	1,465
Total free reserves (B)	71,965	80,937
Total paid up equity capital and free reserves (A+B)	74,042	83,011
Maximum amount permissible for buyback under Section 68 of the Act and Regulation 4(i) of the Buyback Regulations, i.e. lower of 25% of the total paid up capital and free reserves of standalone and consolidated financial statements.	18,510

*	excludes adjustments in accordance with section 2(43) of the Companies Act, 2013, aggregating Rs 277 Crore in standalone and Rs 326 Crore in consolidated retained earnings.

For and on behalf of Board of Directors of Infosys Limited

Sd/-

Jayesh Sanghrajka

Chief Financial Officer

Date: September 11, 2025”

Unquote

13.	PROCESS AND METHODOLOGY TO BE ADOPTED FOR BUYBACK

13.1.

The Buyback is open to all Eligible Shareholders (including ADS holders who submit their desired number of ADSs to the Depositary and withdraw the underlying Equity Shares such that they are holding Equity Shares as of the Record Date) and beneficial owners of the Company holding Equity Shares either in physical or electronic form, as on the Record Date.

13.2.

The Buyback shall be on a proportionate basis (subject to the reservation for Small Shareholders in accordance with the Buyback Regulations) through the “Tender Offer” route, as prescribed under the Buyback Regulations, to the extent permissible, and the “Mechanism for acquisition of shares through Stock Exchanges pursuant to Tender-Offers under Takeovers, Buyback and Delisting” as prescribed under the SEBI Circulars. The Buyback will be implemented in accordance with the Act read with the rules framed thereunder, the Buyback Regulations and on such terms and conditions as may be deemed fit by the Company.

13.3.

For implementation of the Buyback, the Company has appointed Kotak Securities Limited as the registered broker to the Company (the “Company’s Broker”) to facilitate the process of tendering of Equity Shares through the stock exchange mechanism for the Buyback and through whom the purchases and settlements on account of the Buyback would be made by the Company. The contact details of the Company’s Broker are as follows:

Kotak Securities Limited

27 BKC, C 27, G Block, Bandra Kurla Complex, Bandra (E), Mumbai 400051

Tel: 1800 209 9191

Contact Person: Tabrez Anwar

Email: service.securities@kotak.com

Website: www.kotaksecurities.com

SEBI Registration No.: INZ000200137

13.4.

The Company shall request BSE and NSE, to provide a separate acquisition window (“Acquisition Window”) to facilitate placing of sell orders by Eligible Shareholders who wish to tender their Equity Shares in the Buyback. For the purposes of this Buyback, BSE has been appointed as the ‘Designated Stock Exchange’. The details of the Acquisition Window will be specified by Indian Stock Exchanges from time to time.

13.5.

During the Tendering Period, the order for selling the Equity Shares shall be placed by the Eligible Shareholders through their respective stock brokers (“Stock Broker(s)”) during normal trading hours of the secondary market. The Stock Brokers may enter orders for Equity Shares held in dematerialized form as well as physical form.

13.6.

In the event the Stock Broker of any Eligible Shareholder is not registered with BSE / NSE as a trading member / stock broker, then that Eligible Shareholder can approach any BSE/NSE registered stock broker and can register himself by using quick unique client code (UCC) facility through the registered stock broker (after submitting all details as may be required by such registered stock broker in compliance with applicable law). In case the Eligible Shareholder is unable to register himself by using quick UCC facility through any other registered stock broker, then that Eligible Shareholder may approach the Company’s Broker to place their bids, subject to completion of ‘know your customer’ requirements as required by the Company’s Broker.

13.7.

The Buyback Regulations do not restrict Eligible Shareholders from placing multiple bids and modifying bids, therefore, modification/cancellation of orders and multiple bids from a single Eligible Shareholder will only be allowed during the Tendering Period. Multiple bids made by a single Eligible Shareholder for selling Equity Shares shall be clubbed and considered as “one bid” for the purposes of Acceptance. Eligible Shareholders are requested to consult their respective Stock Brokers regarding the same.

13.8.

The cumulative quantity tendered shall be made available on Indian Stock Exchanges’ websites at www.bseindia.com and www.nseindia.com, throughout the Tendering Period, and will be updated at specific intervals during the Tendering Period.

13.9.

The Company will not accept any Equity Shares offered in the Buyback which are under any restraint order of a court/ any competent authority for transfer/sale of such Equity Shares and/ or title in respect of which is otherwise under dispute or where loss of share certificates has been notified to the Company and the duplicate share certificates have not been issued either due to such request being under process as per the provisions of law or otherwise. In accordance with Regulation 24(v) of the Buyback Regulations, the Company shall not buyback locked-in Equity Shares and non-transferable Equity Shares until the pendency of the lock-in or until such Equity Shares become transferable. The Company shall also not Accept the Equity Shares offered for Buyback where the title to such Equity Shares is under dispute or otherwise not clear.

13.10.

The reporting requirements for Non-Resident Shareholders under FEMA and any other rules, regulations, guidelines by the RBI, for remittance of funds, shall be made by the Eligible Shareholders and/ or the Stock Brokers through which the Eligible Shareholder places the order/bid.

13.11.	Procedure to be followed by Eligible Shareholders holding Equity Shares in dematerialized form:

(i)

Eligible Shareholders who desire to tender their Equity Shares in the electronic form under the Buyback would have to do so through their respective Stock Broker(s) by indicating to such Stock Broker(s) the details of Equity Shares they intend to tender under the Buyback.

(ii)	The Stock Broker(s) would be required to place an order/bid on behalf of the Eligible Shareholder(s) who wish to tender Equity Shares in the Buyback using the Acquisition Window of BSE / NSE.

(iii)

The lien shall be marked in the demat account of the Eligible Shareholder for the shares tendered in Tender Offer. Details of shares marked as lien in the demat account of the Eligible Shareholder shall be provided by the National Securities Depository Limited and the Central Depository Services Limited (“Depositories”) to Clearing Corporations i.e. Indian Clearing Corporation Limited or the NSE Clearing Limited (formerly National Securities Clearing Corporation Limited), as applicable (“Clearing Corporations”)

(iv)

In case, the shareholders demat account is held with one depository and clearing member pool and Clearing Corporation account is held with other depository, shares shall be blocked in the shareholders demat account at source depository during the Tendering Period. Inter depository tender offer (“IDT”) instructions shall be initialled by the eligible shareholders at source depository to clearing member/ Clearing Corporation account at target depository. Source depository shall block the shareholder’s securities (i.e., transfers from free balance to blocked balance) and send IDT message to target depository for confirming creation of lien. Details of shares blocked in the shareholders demat account shall be provided by the target depository to the Clearing Corporation.

(v)

For custodian participant orders for demat Equity Shares, early pay-in is mandatory prior to confirmation of order by custodian. The custodian shall either confirm or reject the orders not later than the time provided by the Indian Stock Exchanges on the last day of the Tendering Period (“Buyback Window Closing Date”). Thereafter, all unconfirmed orders shall be deemed to be rejected. For all confirmed custodian participant orders, order modification by the concerned stock broker(s) shall revoke the custodian confirmation and the revised order shall be sent to the custodian again for confirmation.

(vi)

Upon placing the bid, the stock broker(s) shall provide a Transaction Registration Slip (“TRS”) generated by the exchange bidding system to the Eligible Shareholder. The TRS will contain the details of order submitted such as Bid ID No., Application No., DP ID, Client ID, number of Equity Shares tendered etc. In case of non-receipt of the completed tender form and other documents, but lien marked on Equity Shares and a valid bid in the exchange bidding system, the bid by such Eligible Shareholder shall be deemed to have been accepted.

(vii)

Eligible Shareholders shall also provide all relevant documents, which are necessary to ensure transferability of the Equity Shares in respect of the tender form to be sent. Such documents may include (but not be limited to):

a.	Duly attested power of attorney, if any person other than the Eligible Shareholder has signed the tender form;

b.	Duly attested death certificate and succession certificate/ legal heirship certificate, in case any Eligible Shareholder has expired; and

c.	In case of companies, the necessary certified corporate authorizations (including board and/ or general meeting resolutions).

(viii)

It is clarified that in case of demat Equity Shares, submission of tender form and TRS is not required. After the receipt of the demat Equity Shares by the Clearing Corporation and a valid bid in the exchange bidding system, the Buyback shall be deemed to have been accepted, for Eligible Shareholders holding Equity Shares in demat form.

(ix)

The Eligible Shareholders will have to ensure that they keep the DP account active and unblocked to receive credit in case of return of Equity Shares due to rejection or due to prorated Buyback decided by the Company. Further, Eligible Shareholders will have to ensure that they keep the bank account attached with the DP account active and updated to receive credit remittance due to acceptance of Buyback of shares by the Company. In the event if any Equity Shares are tendered to Clearing Corporation, excess dematerialized Equity Shares or unaccepted dematerialized Equity Shares, if any, tendered by the Eligible Shareholders would be returned to them by Clearing Corporation. If the security transfer instruction is rejected in the depository system, due to any issue then such securities will be transferred to the shareholder broker’s depository pool account for onward transfer to the Eligible Shareholder. In case of custodian participant orders, excess dematerialized shares or unaccepted dematerialized shares, if any, will be refunded to the respective custodian depository pool account.

(x)

In case the Equity Shares are held on repatriation basis, the Eligible Shareholder, being a Non-Resident Shareholder, should obtain and enclose a letter from its authorised dealer / bank confirming that at the time of acquiring such Equity Shares, payment for the same was made by such Eligible Shareholder, from the appropriate account as specified by RBI in its approval. In case the Eligible Shareholder, being a Non-Resident Shareholder, is not in a position to produce the said certificate, the Equity Shares would be deemed to have been acquired on non-repatriation basis, and in that case, the Eligible Shareholder shall submit a consent letter addressed to the Company, allowing the Company to make the payment on a non-repatriation basis in respect of the valid Equity Shares accepted under the Buyback.

13.12.	Procedure to be followed by the Eligible Shareholders holding Equity Shares in physical form:

(i)

Eligible Shareholders who are holding physical Equity Shares and intend to participate in the Buyback will be required to approach their respective stock broker(s) along with the complete set of documents for verification procedures to be carried out including the (i) original Equity Share certificate(s), (ii) valid share transfer form(s) i.e. Form SH-4 duly filled and signed by the transferors (i.e. by all registered Eligible Shareholders in same order and as per the specimen signatures registered with the Company) and duly witnessed at the appropriate place authorizing the transfer in favour of the Company, (iii) self-attested copy of the Eligible Shareholder’s PAN Card, (iv) the tender form (duly signed by all Eligible Shareholders in case the Equity Shares are in joint names) the same order in which they hold Equity Shares, and (v) any other relevant documents such as, but not limited to, duly attested power of attorney, corporate authorization (including board resolution/specimen signature), notarized copy of death certificate and succession certificate or probated will, if the original Eligible Shareholder has deceased, etc., as applicable. In addition, if the address of the Eligible Shareholder has undergone a change from the address registered in the Register of Members of the Company, the Eligible Shareholder would be required to submit a self-attested copy of address proof consisting of any one of the following documents: valid Aadhar card, voter identity card or passport.

(ii)

Based on the aforesaid documents, the concerned Stock Broker shall place the bid on behalf of Eligible Shareholders holding Equity Shares in physical form and intending to tender Equity Shares in the Buyback using the Acquisition Window of BSE/ NSE. Upon placing the bid, the Stock Broker shall provide a TRS generated by the exchange bidding system to the Eligible Shareholder. The TRS will contain the details of order submitted like folio number, Equity Share certificate number, distinctive number, number of Equity Shares tendered, etc.

(iii)

The Stock Broker / Eligible Shareholder who places a bid for physical Equity Shares is required to deliver the original Equity Share certificate(s) and documents (as mentioned above) along with TRS generated by stock exchange bidding system upon placing of bid, either by registered post or courier or hand delivery to Registrar to the Buyback, at its office provided in Paragraph 17 below, within 2 (two) days of bidding by stock broker. However, in case the bids are placed by the Stock Broker during the last two days of the Tendering Period, the Stock Broker/Eligible Shareholder should ensure that documents reach the Registrar on or before the Buyback Window Closing Date. The envelope should be super scribed as “Infosys Limited – Buyback 2025”. One copy of the TRS will be retained by Registrar to the Buyback and it will provide acknowledgement of the same to the Stock Broker / Eligible Shareholder.

(iv)

Eligible Shareholders holding physical Equity Shares should note that physical Equity Shares will not be accepted unless the complete set of documents is submitted. Acceptance of the physical Equity Shares for Buyback by the Company shall be subject to verification as per the Buyback Regulations and any further directions issued in this regard. The Registrar to the Buyback will verify such bids based on the documents submitted on a daily basis and till such time BSE/NSE shall display such bids as ‘unconfirmed physical bids’. Once the Registrar to the Buyback confirms the bids it will be treated as ‘Confirmed Bids’.

(v)

In case any Eligible Shareholder has submitted Equity Shares in physical form for dematerialization, such Equity Shareholders should ensure that the process of getting the Equity Shares dematerialized is completed well in time so that they can participate in the Buyback before Buyback Window Closing Date.

(vi)

In case the Equity Shares are held on repatriation basis, the Eligible Shareholder, being a Non-Resident Shareholder, should obtain and enclose a letter from its authorised dealer / bank confirming that at the time of acquiring such Equity Shares, payment for the same was made by such Eligible Shareholder, from the appropriate account as specified by RBI in its approval. In case the Eligible Shareholder, being a Non- Resident Shareholder, is not in a position to produce the said certificate, the Equity Shares would be deemed to have been acquired on non-repatriation basis, and in that case, the Eligible Shareholder shall submit a consent letter addressed to the Company, allowing the Company to make the payment on a non-repatriation basis in respect of the valid Equity Shares accepted under the Buyback.

(vii)

If any of the above stated documents (as applicable) are not enclosed along with the tender form, the Equity Shares tendered by Eligible Shareholders, being Non-Resident Shareholders, under the Buyback are liable to be rejected.

14.	METHOD OF SETTLEMENT

14.1.	The settlement of trade(s) shall be carried out in the manner similar to settlement of trade(s) in the secondary market.

14.2.

The Company will transfer the consideration pertaining to the Buyback (net of tax deducted at source) to the Clearing Corporation’s bank account through the Company’s Broker as per the secondary market mechanism, as per the prescribed schedule. For demat Equity Shares accepted under the Buyback, the Clearing Corporation will make direct funds pay-out to the respective Eligible Shareholders’ bank account linked to its demat account. If bank account details of any Eligible Shareholder holding Equity Shares in dematerialized form are not available or if the fund transfer instruction is rejected by the RBI or relevant bank, due to any reasons, then the amount payable to the Eligible Shareholders will be transferred to the concerned Stock Brokers’ account for onward transfer to such Eligible Shareholder holding Equity Shares in dematerialized form.

14.3.

In case of certain client types viz. NRI, foreign clients etc. (where there are specific RBI and other regulatory requirements pertaining to funds pay-out) who do not opt to settle through custodians, the funds pay-out would be given to their respective Stock Broker’s settlement accounts for releasing the same to the respective Eligible Shareholder’s account. For this purpose, the client type details would be collected from the Depositories, whereas funds payout pertaining to the bids settled through custodians will be transferred to the settlement bank account of the custodian, each in accordance with the applicable mechanism prescribed by Indian Stock Exchanges and the Clearing Corporation from time to time.

14.4.

For the Eligible Shareholders holding Equity Shares in physical form, the funds pay-out would be given to their respective Stock Broker’s settlement accounts for releasing the same to the respective Eligible Shareholder’s account.

14.5.

Details in respect of shareholder’s entitlement for Tender Offer process will be provided to the Clearing Corporation by the Company or Registrar to the Buyback. On receipt of the same, Clearing Corporations will cancel the excess or unaccepted blocked shares in the demat account of the shareholder. On settlement date, all blocked shares mentioned in the accepted bid will be transferred to the Clearing Corporations.

14.6.

In the case of inter depository, Clearing Corporations will cancel the excess or unaccepted shares in target depository. Source depository will not be able to release the lien without a release of IDT message from target depository. Further, release of IDT message shall be sent by target depository either based on cancellation request received from Clearing Corporations or automatically generated after matching with bid accepted detail as received from the Company or the Registrar to the Buyback. Post receiving the IDT message from target depository, source Depository will cancel/release excess or unaccepted block shares in the demat account of the shareholder. Post completion of the Tendering Period and receiving the requisite details viz., demat account details and accepted bid quantity, source depository shall debit the securities as per the communication/message received from target depository to the extent of accepted bid shares from shareholder’s demat account and credit it to Clearing Corporation settlement account in target depository on settlement date.

14.7.

The Equity Shares bought back in the dematerialized form would be transferred directly to the demat account of the Company opened for the Buyback (“Company Demat Account”) provided it is indicated by the Company’s Broker or it will be transferred by the Company’s Broker to the Company Demat Account on receipt of the Equity Shares from the clearing and settlement mechanism of the Indian Stock Exchanges.

14.8.	In relation to the physical Equity Shares:

i.

If physical Equity Shares tendered by Eligible Shareholders are not accepted, the share certificate would be returned to such Eligible Shareholders by registered post or by ordinary post or courier at the Eligible Shareholders’ sole risk. The Company also encourages Eligible Shareholders holding physical shares to dematerialize their physical shares.

ii.

If however, only a portion of the physical shares held by an Eligible Shareholder is accepted in the Buyback then the Company shall instead of issuing a split share certificate towards the unaccepted shares, issue a Letter of Confirmation (“LOC”) in accordance with SEBI Circular No. SEBI/HO/MIRSD/MIRSD_RTAMB/P/CIR/2022/8 dated January 25, 2022, as amended, with respect to the new consolidated share certificate for the unaccepted Equity Shares tendered in the Buyback. The LOC shall be dispatched to the address registered with the RTA. The RTA shall retain the original share certificate and deface the certificate with a stamp “Letter of Confirmation Issued” on the face / reverse of the certificate to the extent of the excess physical shares. The LOC shall be valid for a period of 120 days from the date of its issuance, within which the Equity Shareholder shall be required to make a request to their depository participant for dematerializing the physical Equity Shares. In case the Equity Shareholder fails to submit the demat request within the aforementioned period, the RTA shall credit the physical Equity Shares to a separate demat account of the Company opened for the said purpose. The lien marked against unaccepted Equity Shares will be released, if any, or would be returned by registered post or by ordinary post or courier (in case of physical shares) at the Eligible Shareholders’ sole risk. Eligible Shareholders should ensure that their depository account is maintained till all formalities pertaining to the Buyback are completed.

14.9.

The Stock Broker would issue contract note for the Equity Shares accepted under the Buyback. The Company’s Broker would also issue a contract note to the Company for the Equity Shares accepted under the Buyback.

14.10.

Equity Shareholders who intend to participate in the Buyback should consult their respective stock broker for payment to them of any cost, applicable taxes, charges and expenses (including brokerage) that may be levied by the Stock Broker upon the selling Eligible Shareholder for tendering Equity Shares in the Buyback (secondary market transaction). The Manager to the Buyback and the Company accept no responsibility to bear or pay any additional cost, applicable taxes, charges and expenses (including brokerage) levied by the stock broker, and such costs will be incurred solely by the Eligible Shareholders.

14.11.

The Equity Shares lying to the credit of the Company Demat Account and the Equity Shares bought back and accepted in physical form will be extinguished in the manner and following the procedure prescribed in the Buyback Regulations.

15.	RECORD DATE, OFFER PERIOD AND SHAREHOLDER ENTITLEMENT

15.1.

As required under the Buyback Regulations, the Company has fixed November 14, 2025 as the record date (“Record Date”) for the purpose of determining the entitlement and the names of the equity shareholders, who are eligible to participate in the Buyback. The tender period for the Buyback offer will commence from November 20, 2025, i.e., not later than 4 (four) working days from the Record Date and shall remain open for a period of 5 (five) working days, i.e., until November 26, 2025 (“Tendering Period”).

15.2.

As per the Buyback Regulations and such other circulars or notifications, as may be applicable, in due course, Eligible Shareholders will receive a letter of offer in relation to the Buyback (“Letter of Offer”) along with a tender offer form indicating the entitlement of the Eligible Shareholder for participating in the Buyback. Even if the Eligible Shareholder does not receive the Letter of Offer along with a tender form, the Eligible Shareholder may participate and tender shares in the Buyback.

15.3.

All of the equity shareholders of the Company as on Record Date will be eligible to participate in the Buyback. Holders of ADSs of the Company will not be eligible to tender ADSs in the Buyback. In order for such ADS holders to participate in the Buyback, they must cancel all or the desired portion of their ADSs and withdraw the underlying Equity Shares prior to the Record Date such that they become equity shareholders of the Company as on the Record Date. Such ADS holders will be able to re-deposit against the creation of ADSs any of such Equity Shares that are not tendered in the Buyback, or if tendered, are not accepted in the Buyback.

15.4.

As required under the Buyback Regulations, the dispatch of the Letter of Offer shall be through electronic mode in accordance with the provisions of the Act, within 2 (two) working days from the Record Date and if any Eligible Shareholder in the U.S. has not registered an email address with the Depositories, or in the case of receipt of a request from any Eligible Shareholder to receive a copy of the Letter of Offer in physical form, or if any ADS holder (as of the date of dissemination of the Letter of Offer) so requests, a physical form shall be couriered to such shareholder’s or ADS holder’s registered postal address as available with the Company.

15.5.

The Equity Shares proposed to be bought back by the Company shall be divided into 2 (two) categories and the entitlement of a shareholder in each category will be calculated; accordingly, (i) reserved category for Small Shareholders and (ii) the general category for all other Eligible Shareholders.

15.6.

As defined in Regulation 2(i)(n) of the Buyback Regulations, a “Small Shareholder” is a shareholder who holds equity shares having market value, on the basis of closing price of shares on the stock exchanges, on which the highest trading volume in respect of the Equity Shares as on the Record Date was recorded, of not more than ₹ 2,00,000/- (Rupees Two Lakhs Only).

15.7.

In accordance with proviso to Regulation 6 of the Buyback Regulations, 15% of the number of Equity Shares which the Company proposes to buyback or the number of Equity Shares entitled as per the shareholding of Small Shareholders as on the Record Date, whichever is higher, shall be reserved for the Small Shareholders as part of this Buyback.

15.8.

Based on the holding on the Record Date, the Company will determine the entitlement of each Eligible Shareholder to tender their shares in the Buyback. This entitlement for each Eligible Shareholder will be calculated based on the number of Equity Shares held by the respective shareholder as on the Record Date and the ratio of the Buyback applicable in the category to which such shareholder belongs (“Buyback Entitlement”). The Company believes that this reservation for small shareholders would benefit a large number of the Company’s public shareholders, who would be classified as “Small Shareholders”. Given that the promoters and members of the promoter group of the Company have expressed their intention not to participate in the Buyback, the Equity Shares held by members of the promoter/ promoter group shall not be considered for computing the entitlement ratio, in accordance with the proviso to Regulation 4(iv)(a) of the Buyback Regulations, and to that extent, the Eligible Shareholders will have a higher Buyback Entitlement ratio.

15.9.

In accordance with Regulation 9(ix) of the Buyback Regulations, to ensure that the same Eligible Shareholder(s) with multiple demat accounts/folios do not receive a higher entitlement under the Small Shareholder category, the Company will club together the Equity Shares held by such shareholders with a common PAN for determining the category (Small Shareholder or General) and entitlement under the Buyback. In case of joint shareholding, the Company will club together the Equity Shares held in cases where the sequence of the PANs of the joint shareholders is identical and where the PANs of all joint shareholders are not available, the Company will check the sequence of the names of the joint holders and club together the Equity Shares held in such cases where the name of joint shareholders are identical. In case of physical shareholders, where the sequence of PANs is identical and where the PANs of all joint shareholders are not available, the Registrar to the Buyback will check the sequence of the names of the joint holders and club together the Equity Shares held in such cases where the sequence of the PANs and name of joint shareholders are identical. The shareholding of institutional investors like mutual funds, pension funds/trusts and insurance companies etc., with common PAN will not be clubbed together for determining the category and will be considered separately, where these Equity Shares are held for different schemes and have a different demat account nomenclature based on information prepared by the Registrar and Transfer Agent as per the shareholder records received from the Depositories. Further, the Equity Shares held under the category of “clearing members” or “corporate body margin account” or “corporate body –broker” as per the beneficial position data as on the Record Date, with common PAN, are not proposed to be clubbed together for determining their entitlement and will be considered separately, where these Equity Shares are assumed to be held on behalf of clients.

15.10.

After accepting the Equity Shares tendered on the basis of entitlement, the Equity Shares left to be bought back, if any, in one category shall first be accepted, in proportion to the Equity Shares tendered over and above their entitlement in the offer by Eligible Shareholders in that category, and thereafter from Eligible Shareholders who have tendered over and above their entitlement in the other category.

15.11.

Eligible Shareholders’ participation in the Buyback is voluntary. Eligible Shareholders may choose to participate, in part or in full, and receive cash in lieu of the Equity Shares accepted under the Buyback, or they may choose not to participate and enjoy a resultant increase in their percentage shareholding, after the completion of the Buyback, without any additional investment. Eligible Shareholders may also tender a part of their Buyback Entitlement. Eligible Shareholders also have the option of tendering Additional Equity Shares (i.e. Equity Shares over and above their Buyback Entitlement) and participate in the shortfall created due to non-participation of some other Eligible Shareholders, if any. The acceptance of any Equity Shares tendered in excess of the Buyback Entitlement by the Eligible Shareholder shall be in terms of procedure outlined herein. In case any Eligible Shareholder or any person claiming to be an Eligible Shareholder cannot participate in the Buyback Offer for any reason, the Company, the Manager and Registrar to the Buyback and their officers shall not be liable in any manner for such non-participation.

15.12.

The maximum tender under the Buyback by an Eligible Shareholder cannot exceed the number of Equity Shares held by such Eligible Shareholder as on the Record Date. In case the Eligible Shareholder holds Equity Shares through multiple demat accounts, the tender through a demat account cannot exceed the number of Equity Shares held in that demat account as on the Record Date.

15.13.

The Equity Shares tendered as per the entitlement by Eligible Shareholders as well as additional Equity Shares tendered, if any, will be accepted as per the procedure laid down in the Buyback Regulations. The settlement of the tenders under the Buyback will be done using the “Mechanism for acquisition of shares through Stock Exchange pursuant to Tender-Offers under Takeovers, Buy Back and Delisting” notified under the SEBI Circulars. Eligible Shareholders will receive a Letter of Offer along with a tender/offer form indicating their respective entitlement for participating in the Buyback.

15.14.

Detailed instructions for participation in the Buyback (tender of Equity Shares in the Buyback) as well as the relevant time table will be included in the Letter of Offer which, along with the tender offer form, will be sent in due course to the Eligible Shareholders. However, if any Eligible Shareholder in the U.S. has not registered an email address with the Depositories, or on receipt of a request by Registrar to the Buyback and Manager to the Buyback, to receive a copy of Letter of Offer in physical format from such Eligible Shareholder (to whom Letter of Offer and tender form were emailed), or if any ADS holder (as of the date of dissemination of the Letter of Offer) so requests, a physical form shall be couriered to such shareholder’s or ADS holder’s registered postal address as available with the Company.

16.	COMPLIANCE OFFICER

The details of the Compliance Officer are set out below.

Name: Mr. A.G.S Manikantha

Designation: Company Secretary and Compliance Officer

Address: No. 44, Electronics City, Hosur Road, Bengaluru – 560100

Tel: +91 80-41167775

Email: sharebuyback@infosys.com

Website: www.infosys.com

Eligible Shareholders may contact the Compliance Officer for any clarification or to address their grievances, if any, during 10:00 a.m. to 5:00 p.m. on any day except Saturday, Sunday and public holidays.

17.	INVESTOR SERVICE CENTRE AND REGISTRAR TO THE BUYBACK

In case of any query, the shareholders may also contact KFin Technologies Limited, the Registrar to the Buyback, appointed as the Investor Service Centre for the purposes of the Buyback, on any day except Saturday and Sunday and public holiday between 10:00 a.m. to 5.30 p.m. at the following address:

KFin Technologies Limited

Address: Selenium, Tower B, Plot Nos. - 31 & 32, Gachibowli, Financial District,

Nanakramguda, Serilingampally Mandal Hyderabad 500032, , Telangana, India

Tel: +91 40 6716 2222

Fax: +91 40 2343 1551

Contact Person: M. Murali Krishna

Email: infosys.buyback2025@kfintech.com

Website: www.kfintech.com

Investor Grievance Email: einward.ris@kfintech.com

SEBI Registration No.: INR000000221

Validity Period: Permanent

CIN: L72400MH2017PLC444072

18.	MANAGER TO THE BUYBACK

Kotak Mahindra Capital Company Limited

Address: 1st Floor, 27 BKC, Plot No. C – 27, “G” Block, Bandra Kurla Complex, Bandra (East), Mumbai 400 051, Maharashtra, India

Tel: +91 22 6218 5905

Contact Person: Mr. Ganesh Rane

Email: infosys.buyback2025@kotak.com

Website: https://investmentbank.kotak.com

SEBI Registration Number: INM000008704

Validity Period: Permanent

Corporate Identification Number: U67120MH1995PLC134050

19.	DIRECTOR’S RESPONSIBILITY

As per Regulation 24(i)(a) of the Buyback Regulations, the Board accepts responsibility for all the information contained in this Public Announcement and for the information contained in all other advertisements, circulars, brochures, publicity materials etc., which may be issued in relation to the Buyback, and confirms that the information in such documents contain and will contain true, factual and material information and does not and will not contain any misleading information. This Public Announcement is issued under the authority of the Buyback Committee in terms of the resolution dated November 7, 2025

For and on behalf of the Board of Directors of Infosys Limited

Sd/-	Sd/-	Sd/-

Nandan M. Nilekani Non-Executive Chairman DIN: 00041245	Salil Parekh Chief Executive Officer & Managing Director DIN: 01876159	A.G.S Manikantha Company Secretary & Compliance Officer Membership No. – A21918

Date: November 7, 2025 Place: Bengaluru, Karnataka

Forward-looking statements

The information herein includes certain “forward-looking statements”. These forward-looking statements are based on the Management’s beliefs as well as on a number of assumptions concerning future events made using information currently available to the Management. Readers are cautioned not to put undue reliance on such forward-looking statements, which are not a guarantee of performance and are subject to a number of uncertainties and other factors, many of which are outside the Company’s control. Generally, these forward-looking statements can be identified by the use of forward-looking terminology such as ‘anticipate’, ‘believe’, ‘estimate’, ‘expect’, ‘intend’, ‘will’, ‘project’, ‘seek’, ‘should’ and similar expressions. All statements other than statements of historical fact are statements that could be deemed forward-looking statements, including, among other things, the expected benefits and costs of the Buyback, including the expected benefit to the Company’s members; the processes and procedures to be undertaken to implement the Buyback; the expected timing of the completion of the Buyback; and the Company’s future strategic and operational cash needs. These statements are subject to known and unknown risks, uncertainties and other factors, which may cause actual results or outcomes to differ materially from those implied by the forward-looking statements. Important factors that may cause actual results or outcomes to differ from those implied by the forward-looking statements include, but are not limited to, the possibility that the Buyback is not commenced or completed on the anticipated timetable or at all and the additional factors discussed in the “Risk Factors” section in the Company’s Annual Report on Form 20-F for the year ended March 31, 2025.

Additional information pursuant to U.S. Law

The Buyback for the outstanding equity shares of the Company has not yet commenced. The communication is provided for informational purposes only and is neither an offer to purchase nor a solicitation of an offer to sell any securities of the Company pursuant to Company’s Buyback or otherwise. Any offers to purchase or solicitations of offers to sell will be made pursuant to a Tender Offer Statement on Schedule TO (including the letter of offer and other documents relating to the tender offer) which will be filed with the U.S. Securities and Exchange Commission (“SEC”) by the Company. The Company’s security holders are advised to carefully read these documents, any amendments to these documents and any other documents relating to the Buyback that are filed with the SEC in their entirety prior to making any decision with respect to the Company’s Buyback because these documents contain important information, including the terms and conditions of the offer. The Company’s security holders may obtain copies of these documents (when they become available) and other documents filed with the SEC for free at the SEC’s website at www.sec.gov or from the Company’s Investor Relations department at sharebuyback@infosys.com.

November 10, 2025

To

Securities and Exchange Board of India

SEBI Bhavan, Plot No. C4 A, ‘G’ Block

Bandra Kurla Complex, Bandra (East)

Mumbai 400 051, India.

Dear Sir/Madam,

Sub: Submission of Public Announcement for Buyback of equity shares of Infosys Limited

In accordance with Regulation 7(ii) of the SEBI (Buy-Back of Securities) Regulations, 2018, as amended, please find enclosed the copy of the public announcement dated November 7, 2025 (“Public Announcement”) for the buyback of up to 10,00,00,000 (Ten Crore only) fully paid-up equity shares of the Company of face value of ₹5/- (Rupees Five only), for an aggregate consideration of up to ₹ 18,000 Crore (Rupees Eighteen Thousand Crore only), at a price of ₹ 1,800/- (Rupees One Thousand Eight Hundred only) per equity share on a proportionate basis through tender offer route through stock exchange mechanism. The Public Announcement is published in the below mentioned newspapers on November 10, 2025, containing the disclosures as specified in Regulation 7(i) and Schedule II of Securities and Exchange Board of India (Buy-Back of Securities) Regulations, 2018, as amended:

Sr. No.	Newspapers	Newspapers Language Editions	Newspapers Circulations
1.	Business Standard	English & Hindi	All Editions
2.	Prajavani	Kannada	All Karnataka
3.	The Economic Times	English	All Editions

This is for your information and records.

Yours sincerely,

For Infosys Limited

A.G.S. Manikantha

Company Secretary

Membership No: A21918

ENCL: As above

INFOSYS LIMITED CIN: L85110KA1981PLC013115 44, Infosys Avenue Electronics City, Hosur Road Bengaluru 560 100, India T 91 80 2852 0261 F 91 80 2852 0362 investors@infosys.com www.infosys.com

Additional information pursuant to U.S. Law

The Buyback for the outstanding equity shares of the Company referenced herein has not yet commenced. The communication is provided for informational purposes only and is neither an offer to purchase nor a solicitation of an offer to sell any securities of the Company pursuant to Company’s Buyback or otherwise. Any offers to purchase or solicitations of offers to sell will be made pursuant to a Tender Offer Statement on Schedule TO (including the letter of offer and other documents relating to the tender offer) which will be filed with the U.S. Securities and Exchange Commission (“SEC”) by the Company. The Company’s security holders are advised to carefully read these documents, any amendments to these documents and any other documents relating to the Buyback that are filed with the SEC in their entirety prior to making any decision with respect to the Company’s Buyback because these documents contain important information, including the terms and conditions of the offer. The Company’s security holders may obtain copies of these documents (when they become available) and other documents filed with the SEC for free at the SEC’s website at www.sec.gov or from the Company’s Investor Relations department at sharebuyback@infosys.com.

INFOSYS LIMITED CIN: L85110KA1981PLC013115 44, Infosys Avenue Electronics City, Hosur Road Bengaluru 560 100, India T 91 80 2852 0261 F 91 80 2852 0362 investors@infosys.com www.infosys.com

TO ALL STOCK EXCHANGES

BSE LIMITED

NATIONAL STOCK EXCHANGE OF INDIA LIMITED

NEW YORK STOCK EXCHANGE

November 10, 2025

Dear Sir/Madam,

Sub: Submission of Public Announcement for Buyback of equity shares of Infosys Limited

Further to our intimation dated November 6, 2025 informing the stock exchanges that the shareholders of the Company have approved the buyback of up to 10,00,00,000 (Ten Crore only) fully paid-up equity shares of the Company of face value of ₹ 5/- (Rupees Five only), for an aggregate consideration of up to ₹ 18,000 Crore (Rupees Eighteen Thousand Crore only), at a price of ₹ 1,800/- (Rupees One Thousand Eight Hundred only) per equity share on a proportionate basis through tender offer route through stock exchange mechanism, please find enclosed the copies of public announcement dated November 7, 2025 (“Public Announcement”), published in the below mentioned newspapers on November 10, 2025, containing the disclosures as specified in Regulation 7(i) and Schedule II of Securities and Exchange Board of India (Buy-Back of Securities) Regulations, 2018, as amended:

Sr. No.	Newspapers	Newspapers Language Editions	Newspapers Circulations
1.	Business Standard	English & Hindi	All Editions
2.	Prajavani	Kannada	All Karnataka
3.	The Economic Times	English	All Editions

The above information is also available on the Company’s website at www.infosys.com.

This is for your information and records.

Yours sincerely,

For Infosys Limited

A.G.S. Manikantha

Company Secretary

Membership No: A21918

INFOSYS LIMITED CIN: L85110KA1981PLC013115 44, Infosys Avenue Electronics City, Hosur Road Bengaluru 560 100, India T 91 80 2852 0261 F 91 80 2852 0362 investors@infosys.com www.infosys.com

Additional information pursuant to U.S. Law

The Buyback for the outstanding equity shares of the Company referenced herein has not yet commenced. The communication is provided for informational purposes only and is neither an offer to purchase nor a solicitation of an offer to sell any securities of the Company pursuant to Company’s Buyback or otherwise. Any offers to purchase or solicitations of offers to sell will be made pursuant to a Tender Offer Statement on Schedule TO (including the letter of offer and other documents relating to the tender offer) which will be filed with the U.S. Securities and Exchange Commission (“SEC”) by the Company. The Company’s security holders are advised to carefully read these documents, any amendments to these documents and any other documents relating to the Buyback that are filed with the SEC in their entirety prior to making any decision with respect to the Company’s Buyback because these documents contain important information, including the terms and conditions of the offer. The Company’s security holders may obtain copies of these documents (when they become available) and other documents filed with the SEC for free at the SEC’s website at www.sec.gov or from the Company’s Investor Relations department at sharebuyback@infosys.com.

INFOSYS LIMITED CIN: L85110KA1981PLC013115 44, Infosys Avenue Electronics City, Hosur Road Bengaluru 560 100, India T 91 80 2852 0261 F 91 80 2852 0362 investors@infosys.com www.infosys.com

INFOSYS LIMITED

Registered Office: No. 44, Electronics City, Hosur Road, Bengaluru, Karnataka, 560100

CIN: L85110KA1981PLC013115 | Website: www.infosys.com | Email: investors@infosys.com

Tel: +91 80 28520261 (Extn: 67775) | Fax: +91 80 28520362

Contact Person: A.G.S. Manikantha, Company Secretary | Tel: +91 80 41167775 | Email: sharebuyback@infosys.com

PUBLIC ANNOUNCEMENT FOR THE ATTENTION OF EQUITY SHAREHOLDERS/BENEFICIAL OWNERS OF EQUITY SHARES OF INFOSYS LIMITED (THE “COMPANY”) FOR THE BUYBACK OF EQUITY SHARES ON A PROPORTIONATE BASIS THROUGH THE TENDER OFFER ROUTE USING THE STOCK EXCHANGE MECHANISM UNDER THE SECURITIES AND EXCHANGE BOARD OF INDIA (BUY-BACK OF SECURITIES) REGULATIONS, 2018, AS AMENDED.

This public announcement (the “Public Announcement”) is being made pursuant to the provisions of Regulation 7(i) of the Securities and Exchange Board of India (Buy-Back of Securities) Regulations, 2018, as amended (including any statutory modification(s), amendment(s) or re-enactments from time to time) (“Buyback Regulations”) and contains the requisite disclosures as specified in Schedule II of the Buyback Regulations read with Schedule I of the Buyback Regulations.

OFFER TO BUYBACK UP TO 10,00,00,000 (TEN CRORE) FULLY PAID-UP EQUITY SHARES OF FACE VALUE OF ₹ 5/- (RUPEES FIVE ONLY) EACH OF INFOSYS LIMITED, REPRESENTING 2.41% OF THE TOTAL NUMBER OF EQUITY SHARES IN THE PAID-UP EQUITY SHARE CAPITAL OF THE COMPANY (ON A STANDALONE BASIS) FROM ALL THE ELIGIBLE SHAREHOLDERS (AS DEFINED BELOW) OF EQUITY SHARES OF THE COMPANY AS ON NOVEMBER 14, 2025 (RECORD DATE) AS PER THE RECORDS MADE AVAILABLE TO THE COMPANY BY DEPOSITORIES (AS DEFINED BELOW) AS ON THE RECORD DATE, ON A PROPORTIONATE BASIS (SUBJECT TO SMALL SHAREHOLDER RESERVATION), THROUGH THE “TENDER OFFER” ROUTE AT A PRICE OF ₹ 1,800/- (RUPEES ONE THOUSAND EIGHT HUNDRED ONLY) PER EQUITY SHARE PAYABLE IN CASH FOR AN AGGREGATE CONSIDERATION OF UP TO ₹ 18,000 CRORE (RUPEES EIGHTEEN THOUSAND CRORE ONLY) (“BUYBACK”).

Certain figures contained in this Public Announcement, including financial information, have been subject to rounding-off adjustments. All decimals have been rounded off to 2 (two) decimal points. In certain instances, (i) the sum or percentage change of such numbers may not conform exactly to the total figure given; and (ii) the sum of the numbers in a column or row in certain tables may not conform exactly to the total figure given for that column or row. Further, certain numerical information in this Public Announcement has been presented in ‘crore’. One crore represents 10 million, i.e. 10,000,000. All references to “Rupee(s)”, “₹ ” or “Rs.” are to Indian Rupees, the official currency of the Republic of India.

1.	DETAILS OF THE BUYBACK OFFER AND BUYBACK OFFER PRICE

1.1.

The Board of Directors of the Company (the “Board”), at its meeting held on September 11, 2025, has, subject to the approval of the members of the Company, by way of a special resolution through postal ballot (“Special Resolution”) and subject to such other approvals, permissions and sanctions, as may be necessary, including exemptive relief from the US Securities and Exchange Commission (“SEC”) on certain aspects of U.S. federal securities laws applicable to the Buyback, approved the proposal to Buyback its own fully paid-up equity shares of face value of ₹ 5/- (Rupees Five) each (“Equity Shares”) from the shareholders of the Company, as on the record date, to be determined by the Board/ Buyback Committee, (“Record Date”), on a proportionate basis, at a price of ₹ 1,800/- (Rupees One Thousand Eight Hundred only) per Equity Share (“Buyback Price”) and for an amount of ₹ 18,000 crore (Rupees Eighteen Thousand Crore only) (“Buyback Offer Size”), representing 24.31% and 21.68% of the aggregate of the total paid-up share capital and free reserves of the Company based on the latest audited interim condensed financial statements of the Company as at June 30, 2025 on a standalone basis and consolidated basis, respectively, through the tender offer route, in accordance with the provisions of the Securities and Exchange Board of India (Buy-Back of Securities) Regulations, 2018 (as amended) (“Buyback Regulations”) and the Companies Act, 2013 and the rules made thereunder (“Buyback”).

1.2.

Since the Buyback is more than 10% of the total paid-up equity capital and free reserves of the Company, in terms of Section 68(2)(b) of the Companies Act, 2013, as may be amended from time to time, along with all rules and regulations issued thereunder (“Act”) and Regulation 5(i)(b) of the Buyback Regulations, the Board had sought approval of the shareholders of the Company for Buyback, by a special resolution, through notice of postal ballot dated September 25, 2025 (“Postal Ballot Notice”), the results of which were announced on November 6, 2025. The shareholders of the Company have approved the Buyback through the Special Resolution. The Buyback is being undertaken in accordance with Article 14 of the Articles of Association of the Company, and in terms of Chapter III of the Buyback Regulations through tender offer route and in accordance with other applicable provisions of the Buyback Regulations, the SEBI Circulars (as defined below), Securities and Exchange Board of India (Listing Obligations and Disclosure Requirements) Regulations, 2015, as amended (“LODR Regulations”) and Sections 68, 69, 70 and other applicable provisions, if any, of the Act, and the relevant rules framed thereunder, including the Companies (Share Capital and Debenture) Rules, 2014 (“Share Capital Rules”) and Companies (Management and Administration) Rules, 2014 (“Management Rules”), to the extent applicable. The Company proposed the buyback of its fully paid-up Equity Shares, not exceeding 10,00,00,000 (Ten crore) Equity Shares (representing 2.41% of the total number of Equity Shares in the existing total paid-up equity share capital of the Company on a standalone basis) at a price of ₹ 1,800/- (Rupees One Thousand Eight Hundred only) per Equity Share, payable in cash, for an aggregate amount of up to ₹ 18,000 Crore (Rupees Eighteen Thousand Crore only), representing 24.31% and 21.68% of the aggregate of fully paid-up Equity Share capital and free reserves as per the latest audited interim condensed financial statements of the Company as at June 30, 2025 on a standalone basis and consolidated basis, respectively, which is within the prescribed limit of 25% under the Act and Regulation 4(i) of the Buyback Regulations.

1.3.

In accordance with Regulation 5(via) of the Buyback Regulations, the Board/Buyback Committee may increase the Buyback Price and decrease the number of Equity Shares proposed to be bought back provided that there is no change in the Buyback Offer Size, till one working day prior to the Record Date fixed for the purpose of Buyback.

1.4.

The Buyback Offer Size does not include any expenses or transaction costs incurred or to be incurred for the Buyback, such as, brokerage, filing fees, advisory fees, intermediaries’ fees, public announcement publication expenses, printing and dispatch expenses, applicable taxes such as securities transaction tax, goods and services tax, stamp duty etc. and other incidental and related expenses (“Transaction Costs”).

1.5.

Given the Company’s class of securities registered under Section 12 of the U.S. Securities Exchange Act of 1934, as amended, and the shareholding of U.S. residents by way of ADSs and Equity Shares, it was necessary for the Company to seek and obtain exemptive relief from the SEC on certain aspects of the tender offer procedures, due to conflicting regulatory requirements between Indian and U.S. laws for tender offer buybacks, and the same has been obtained post the Board’s approval for the Buyback.

1.6.

The Equity Shares are currently traded under the trading code(s) 500209 at BSE Limited (“BSE”) and INFY at National Stock Exchange of India Limited (“NSE”) (collectively referred to as “Indian Stock Exchanges”). The ISIN of the Equity Shares is INE009A01021. The American Depositary Shares (“ADSs”) of the Company are listed on the New York Stock Exchange.

1.7.

The Buyback shall be implemented using the “Mechanism for acquisition of shares through Stock Exchange pursuant to Tender-Offers under Takeovers, Buyback and Delisting” notified by Securities and Exchange Board of India (“SEBI”) vide circular CIR/CFD/POLICYCELL/1/2015 dated April 13, 2015 read with SEBI circular CFD/DCR2/P/2016/131 dated December 9, 2016, SEBI circular SEBI/HO/CFD/DCR-III/CIR/P/615 dated August 13, 2021 and SEBI circular SEBI/HO/CFD/PoD-2/P/CIR/2023/35 dated March 8, 2023, and such other circulars or notifications, as may be applicable, including any amendments thereof as amended (“SEBI Circulars”)

1.8.

The Equity Shares shall be bought back on a proportionate basis from all the shareholders of the Company holding Equity Shares as on Record Date, i.e., November 14, 2025 (“Eligible Shareholders”), including holders of ADSs of the Company who cancel any of their ADSs and withdraw the underlying Equity Shares prior to the Record Date such that they become equity shareholders of the Company as on the Record Date, through the “Tender Offer” route, as prescribed under the Buyback Regulations, and subject to applicable laws, facilitated through the stock exchange mechanism as specified by SEBI in the SEBI Circulars. In this regard, the Company will request BSE and NSE to provide the acquisition window for facilitating tendering of Equity Shares under the Buyback. For the purposes of this Buyback, BSE will be the Designated Stock Exchange.

1.9.

Participation in the Buyback by Eligible Shareholders will attract income tax on the consideration received on Buyback by them. The Finance (No. 2) Act, 2024 has made amendments in relation to buyback of shares w.e.f. October 1, 2024, shifting the tax liability in the hands of the shareholders (whether resident or non-resident) and the Company is not required to pay buyback tax on the distributed income but deduct income tax at source on the consideration paid on such buyback of shares. The sum paid by a domestic company for purchase of its own shares shall be treated as dividend in the hands of shareholders. No deduction is allowed against such dividend while computing the income from other sources. The cost of acquisition of the shares which have been bought back by the Company shall be treated as capital loss in the hands of the shareholder as per the provisions of the

Income-tax Act, 1961 read with any applicable rules framed thereunder (“ITA”). The Company is required to deduct tax at source at standard prescribed rate of 10% under Section 194 of the ITA in respect of the consideration payable to resident shareholders on buyback of the shares. Resident shareholders may also submit any other document under any provisions of the ITA to claim a lower / nil withholding of tax. Resident shareholders may also provide a Lower Tax Deduction Certificate (“LTDC”) certificate issued by the Income Tax Department under Section 197 or any other section of the ITA, which authorizes company to deduct TDS at a lower rate instead of the standard prescribed rate under the ITA. In respect of consideration payable to non-resident shareholders, tax shall be withheld at the standard prescribed rate of 20% (plus applicable surcharge and cess) as per the ITA. Shareholders may also provide a LTDC certificate issued by the Income Tax Department under Section 195 or any other section of the ITA, which authorizes company to deduct tax at source (“TDS”) at a lower rate instead of the standard prescribed rate under the ITA. However, as per Section 90 of the ITA, non-resident shareholders can avail the provisions of the certain Double Tax Avoidance Agreement (“DTAA”) provided they satisfy conditions such as non-applicability of the General Anti-Avoidance Rule (“GAAR”), read with Multilateral Instrument (“MLI”), between India and the country of tax residence of the shareholders, if such DTAA has beneficial provisions with respect to buyback consideration which are considered payable as dividend and shareholders fulfilled all requirements of DTAA. For this purpose, i.e., to avail the benefits under the DTAA read with MLI, non-resident shareholders will have to provide the requisite documents to the Company on or before the close of the Tendering Period (as defined below). Since the Buyback shall take place through the settlement mechanism of the Stock Exchange, securities transaction tax at 0.10% of the value of the transaction will be applicable. In due course, Eligible Shareholders will receive a letter of offer, which will contain a more detailed note on taxation. However, in view of the particularized nature of tax consequences, the Eligible Shareholders are advised to consult their own legal, financial and tax advisors prior to participating in the Buyback.

1.10.

If an Eligible Stockholder is a U.S. holder (as defined in the Form 6-K furnished by the Company to the SEC), then an exchange of Equity Shares for cash by such U.S. holder pursuant to the Buyback will be a taxable transaction for U.S. federal income tax purposes. In such case, depending on the applicable U.S. holder’s particular circumstances, such tendering U.S. holder will generally be treated either as recognizing gain or loss from the disposition of the Equity Shares (subject to the “passive foreign investment company” rules discussed in the Company’s Form 6-K) or as receiving a distribution from the Company under U.S. federal income tax laws. U.S. holders are advised to review such tax considerations set forth in the Company’s Form 6-K and the Letter of Offer to be distributed with respect to the Buyback. U.S. holders should consult with their own tax advisors regarding the application of the U.S. federal income tax laws to their particular circumstances, as well as any additional tax consequences resulting from participation in the Buyback, including the applicability and effect of the tax laws of any U.S. state or local or non-U.S. jurisdiction and any estate, gift and inheritance laws.

1.11.

The Buyback of Equity Shares from non-resident members of the Company, including Foreign Corporate Bodies (including erstwhile Overseas Corporate Bodies), Foreign Institutional Investors (FIIs)/Foreign Portfolio Investors, members of foreign nationality, and ADS holders with underlying Equity Shares consequent to the withdrawal of such Equity Shares, if any, etc., shall be subject to the Foreign Exchange Management Act, 1999 (“FEMA”) and rules and regulations framed thereunder, if any, Income Tax Act, 1961 and rules and regulations framed thereunder, the Depository Receipts Scheme, 2014, as applicable, and shall be subject to such approvals if, and to the extent necessary or required from the concerned authorities including approvals from the Reserve Bank of India (“RBI”) under FEMA and the rules, regulations framed thereunder, if any, and such approvals shall be required to be taken by such non-resident shareholders.

1.12.

The Buyback will be undertaken on a proportionate basis from all Eligible Shareholders as on the Record Date, and would involve a reservation of up to 15% of the number of Equity Shares proposed to be bought back or number of Equity Shares entitled as per the Eligible Shareholders who hold Equity Shares of market value not more than ₹ 200,000/- (Rupees Two Lakhs only), on the basis of the closing price on the Indian Stock Exchanges registering the highest trading volume as on the Record Date, i.e., November 14, 2025 (“Small Shareholders”) as on the Record Date, whichever is higher.

1.13.

A copy of this Public Announcement is available on the Company’s website at www.infosys.com, the website of the Manager to the Buyback at www.investmentbank.kotak.com, Registrar to the Buyback at www.kfintech.com, and is expected to be made available on the website of the SEBI at www.sebi.gov.in, the website of the SEC at www.sec.gov and on the websites of the respective Indian Stock Exchanges at www.nseindia.com and www.bseindia.com.

2.	NECESSITY FOR THE BUYBACK AND DETAILS THEREOF

2.1.

The Buyback is being undertaken by the Company after taking into account the strategic and operational cash needs in the medium term and the need for returning surplus funds to the members in an effective and efficient manner in line with its capital allocation policy. The financial parameters / internal factors considered include, but are not limited to:

•	Expected cash requirements of the Company towards working capital, investments in AI and other areas, capital expenditure in technology and infrastructure etc.;

•	Investments required towards execution of the Company’s strategy;

•	Funds required for any acquisitions that the Board may approve;

•	Minimum cash required for contingencies or unforeseen events;

•	Any other significant developments that require cash investments

2.2.

The expected cash generation and strong balance sheet position of the Company allows it to reward its members, while retaining sufficient capital for business requirements. Since 2017, the Company has undertaken multiple buybacks, which, along with regular and special dividends has enabled the Company to distribute the surplus cash to shareholders in a predictable and efficient manner.

2.3.

As of June 30, 2025, the Company had consolidated cash and investments (comprising of cash and cash equivalents, current and non-current investments excluding investments in equity and preference shares and others) of ₹ 45,204 crore.

2.4.	The Buyback is being undertaken for the following reasons:

•	The Buyback will help the Company to return surplus cash to its members, in line with the stated Capital Allocation Policy;

•

The Buyback is expected to improve return on equity through distribution of cash and improve earnings per share by reduction in the equity base in the long term, thereby leading to long term increase in members’ value;

•

The Buyback gives an option to all the members of the Company as on the Record Date, either to sell their Equity Shares and receive cash or not to sell their Equity Shares and get a resultant increase in their percentage shareholding in the Company post the Buyback, without additional investment; and

•

The Buyback, which is being implemented through the Tender Offer route would involve allocating to the Small Shareholders the higher of: (a) the number of shares entitled as per their shareholding; or (b) 15% of the number of shares to be bought back, as per Regulation 6 of the Buyback Regulations. The Company believes that this reservation for small shareholders would benefit a large number of the Company’s public shareholders, who would be classified as “Small Shareholders”.

2.5.

As per the stated Capital Allocation Policy, “Effective from financial year 2025, the Company expects to continue its policy of returning approximately 85% of the free cash flow cumulatively over a 5-year period through a combination of semi-annual dividends and/or share buyback/ special dividends, subject to applicable laws and requisite approvals, if any”. Under this policy, the Company expects to progressively increase its annual Dividend Per Share (excluding special dividend if any). In line with the above Capital Allocation Policy, the Buyback is expected to create long term value for the shareholders with a reduction in the equity base.

3.	MAXIMUM NUMBER OF EQUITY SHARES THAT THE COMPANY PROPOSES TO BUYBACK

The indicative number of Equity Shares at the Buyback Price and the Buyback Offer Size bought back would be 10,00,00,000 (Ten crore) Equity Shares, comprising approximately 2.41% of the total paid-up equity share capital of the Company as of June 30, 2025 (on a standalone basis).

4.	MAXIMUM AMOUNT REQUIRED UNDER THE BUYBACK AND ITS PERCENTAGE OF THE TOTAL PAID UP CAPITAL AND FREE RESERVES & SOURCES OF FUNDS FROM WHICH BUYBACK WILL BE FINANCED

4.1.

The amount of funds required for the Buyback will aggregate to ₹ 18,000 crore (Rupees Eighteen Thousand Crore only), being 24.31% and 21.68% of the aggregate of the total paid-up share capital and free reserves of the Company on a standalone and consolidated basis, respectively, which is less than 25% of the aggregate of the total paid-up share capital and free reserves of the Company based on the latest audited interim condensed financial statements of the Company as at June 30, 2025 on a standalone basis and consolidated basis.

4.2.

The Buyback Offer Size does not include any expenses or transaction costs incurred or to be incurred for the Buyback, such as, brokerage, filing fees, advisory fees, intermediaries’ fees, public announcement publication expenses, printing and dispatch expenses, applicable taxes such as securities transaction tax, goods and services tax, stamp duty etc. and other incidental and related expenses.

4.3.

The funds for the implementation of the proposed Buyback will be sourced out of the free reserves and securities premium account of the Company or such other source as may be permitted by the Buyback Regulations or the Act. Borrowed funds from banks and financial institutions, if any, will not be used for the Buyback.

5.	BUYBACK PRICE AND BASIS OF ARRIVING AT THE BUYBACK OFFER PRICE

5.1.

The Equity Shares of the Company are proposed to be bought back at a price of ₹ 1,800/- (Rupees One Thousand Eight Hundred only) per Equity Share. The Buyback Price has been arrived at after considering various factors including, but not limited to, the trends in the volume weighted average market prices of the Equity Shares on BSE and NSE where the Equity Shares are listed, price earnings ratio, impact on other financial parameters and the possible impact of the Buyback on the earnings per Equity Share. Further, in accordance with Regulation 5(via) of the Buyback Regulations, the Board/Buyback Committee may increase the Buyback Price and decrease the number of Equity Shares proposed to be bought back provided that there is no change in the Buyback Offer Size, till one working day prior to the Record Date fixed for the purpose of Buyback.

5.2.	In line with the recent market practice in relation to buybacks, the Buyback Price represents:

(a)

Premium of 15.60% and 16.99% to the volume weighted average market price of the Equity Shares on BSE and NSE, respectively, during the three months period ending September 8, 2025, being the date of the intimation to the stock exchanges regarding the proposal of buyback being considered at Board Meeting.

(b)

Premium of 20.78% and 20.67% to the volume weighted average market price of the Equity Shares on BSE and NSE, respectively, during the two weeks period ending September 8, 2025, being the date of the intimation to the stock exchanges regarding the proposal of buyback being considered at Board Meeting.

(c)

Premium of 25.64% and 25.62% over the closing price of the Equity Shares on BSE as well as NSE, respectively, as on September 8, 2025, being the date of intimation to the stock exchanges regarding the proposal of buyback being considered at Board Meeting.

6.	DETAILS OF PROMOTERS, MEMBERS OF THE PROMOTER GROUP AND DIRECTORS OF PROMOTERS WHERE PROMOTER IS A COMPANY AND OF DIRECTORS AND KEY MANAGERIAL PERSONNEL OF THE COMPANY SHAREHOLDING AND OTHER DETAILS

6.1.

The aggregate shareholding in the Company of the: (i) promoters and the members of the promoter group of the Company (“Promoter and Promoter Group”); (ii) directors of the Promoter where Promoter is a Company and (iii) directors and key managerial personnel of the Company as on the date of this Public Announcement:

(i)	Aggregate shareholding of the Promoter and Promoter Group as on the date of this Public Announcement:

Sr. No.	Name	Number of Equity Shares Held	Shareholding Percentage (%)
A. Promoters
1.	Sudha Gopalakrishnan	9,53,57,000	2.30
2.	Rohan Murty	6,08,12,892	1.46
3.	Nandan M Nilekani	4,07,83,162	0.98
4.	Akshata Murty	3,89,57,096	0.94
5.	Asha Dinesh	3,85,79,304	0.93
6.	Sudha N Murty	3,45,50,626	0.83
7.	Rohini Nilekani	3,43,35,092	0.83
8.	Dinesh Krishnaswamy	3,24,79,590	0.78

9.	S Gopalakrishnan	3,18,53,808	0.77
10.	Shreyas Shibulal	1,99,29,860	0.48
11.	Narayana Murthy	1,51,45,638	0.36
12.	Meghana Gopalakrishnan	1,48,34,928	0.36
13.	Nihar Nilekani	1,26,77,752	0.31
14.	Shruti Shibulal	87,05,651	0.21
15.	Janhavi Nilekani	85,89,721	0.21
16.	Deeksha Dinesh	76,46,684	0.18
17.	Divya Dinesh	76,46,684	0.18
18.	S D Shibulal	52,08,673	0.13
19.	Kumari Shibulal	49,45,935	0.12

Total (A)		51,30,40,096	12.35

B. Promoter group
20.	Milan Shibulal Manchanda	61,06,302	0.15
21.	Nikita Shibulal Manchanda	61,06,302	0.15
22.	Gaurav Manchanda	57,73,233	0.14
23.	Bhairavi Madhusudhan Shibulal	54,27,875	0.13
24.	Tanush Nilekani Chandra	33,56,017	0.08
25.	Ekagrah Rohan Murty	15,00,000	0.04
26.	Shray Chandra	7,19,424	0.02

Total (B)		2,89,89,153	0.70

Total (A+B)		54,20,29,249	13.05

(ii)	The aggregate shareholding of the directors of the Promoters, as on the date of this Public Announcement, where the promoter is a Company: The Company does not have any corporate promoter.

(iii)	Aggregate shareholding of the directors and key managerial personnel of the Company, as on the date of this Public Announcement:

Sr. No.	Name	Designation	Number of Equity Shares Held	Shareholding Percentage (%)
A. Directors
1.	Nandan M. Nilekani	Chairman and Non-Executive and Non- Independent Director (Promoter)	4,07,83,162	0.98
2.	Salil Parekh	Chief Executive Officer and Managing Director	13,79,460	0.03
3.	D. Sundaram	Lead Independent Director	Nil	Nil
4.	Michael Gibbs	Independent Director	Nil	Nil
5.	Bobby Parikh	Independent Director	7,747	0.00
6.	Chitra Nayak	Independent Director	Nil	Nil
7.	Govind Iyer	Independent Director	Nil	Nil
8.	Helene Auriol Potier	Independent Director	Nil	Nil
9.	Nitin Paranjpe	Independent Director	Nil	Nil

Total (A)			4,21,70,369	1.02

B. Key managerial personnel
1.	Jayesh Sanghrajka	Chief Financial Officer	1,04,055	0.00
2.	Inderpreet Sawhney	Chief Legal Officer and Chief Compliance Officer	Nil	Nil
3.	A.G.S. Manikantha	Company Secretary	17,829	0.00
4.	Shaji Mathew	Chief Human Resources Officer	2,65,114	0.01

Total (B)			3,86,998	0.01

Total (A+B)			4,25,57,367	1.02

(iv)	The aggregate American Depositary Receipts (“ADRs”) held by the directors and key managerial personnel of the Company as on the date of this Public Announcement:

Sr. No.	Name	Designation	Number of ADRs Held	Shareholding Percentage (%)
1.	Inderpreet Sawhney	Chief Legal Officer and Chief Compliance Officer	1,90,008	0.00

Total			1,90,008	0.00

Note: Each ADR represents one underlying equity share

(v)	The aggregate Restricted Stock Units (“RSUs”) and Employee Stock Options (“Options”) held by the directors and key managerial personnel of the Company as on the date of this Public Announcement:

Sr. No.	Name	Designation	Type of stock incentive	Unvested
A.Director
1.	Salil Parekh	Chief Executive Officer and Managing Director	Equity RSUs	3,78,164

	Total (A)			3,78,164

B.Key managerial personnel
2.	Jayesh Sanghrajka	Chief Financial Officer	Equity RSUs	83,656	(1)
			Equity Options	53,020
3.	Inderpreet Sawhney	Chief Legal Officer and Chief Compliance Officer	ADR RSUs	1,65,581	(2)
			ADR Options	1,36,060
4.	A.G.S. Manikantha	Company Secretary	Equity RSUs	7,364
			Equity Options	6,100
5.	Shaji Mathew	Chief Human Resources Officer	Equity RSUs	55,418	(3)
			Equity Options	42,190

	Total (B)			5,49,389

	Total (A+B)			9,27,553

Notes:

1.	Excludes 10,383 RSUs which have been exercised and are pending for allotment.
2.	Excludes 16,746 RSUs which have been exercised and are pending for allotment.
3.	Excludes 5,402 RSUs which have been exercised and are pending for allotment.

6.2.

Details of transactions in Equity Shares/ ADRs/ RSUs/ Options by (i) Promoter and Promoter Group; (ii) directors of the Promoter where Promoter is a Company and (iii) directors and key managerial personnel of the Company during the period from the six months preceding the date of the Board Meeting at which the Buyback was proposed and from the date of the Board Meeting till the date of this Public Announcement:

(i)

No Equity Shares of the Company have been purchased/sold by any Promoter / Promoter Group, directors and key managerial personnel of the Company during the period from the six months preceding the date of the Board Meeting i.e. September 11, 2025, at which the Buyback was proposed and from the date of the Board Meeting till the date of this Public Announcement, except for the following transactions:

Sr. No.	Name	Aggregate no. of Equity Shares purchased or sold	Nature of Transaction	Maximum price per Equity Share (₹)		Date of maximum price	Minimum price per Equity Share (₹)		Date of minimum price
A.Promoter and Promoter Group
1.	Shruti Shibulal	59,68,113	Purchase	1,657.00		March 11, 2025	1,574.00		March 12, 2025
2.	Gaurav Manchanda	(59,68,113)	Sale	1,657.00		March 11, 2025	1,574.00		March 12, 2025

B.Directors
3.	Salil Parekh	3,19,207	Exercise of RSUs	5.00		May 28, 2025	5.00		May 28, 2025
		(25,500)	Sale	1,511.70		May 6, 2025	1,509.00		May 6, 2025
		(99,795)	Sale#	1,510.10		May 7, 2025	1,506.20		May 7, 2025
4.	Bobby Parikh	860	Purchase	1,596.64	*	June 13, 2025	1,596.64	*	June 13, 2025

C.Key managerial personnel
5.	Jayesh Sanghrajka	16,478	Exercise of RSUs	5.00		September 10, 2025	5.00		September 10, 2025
		3,438	Exercise of Equity Options	997.50		October 30, 2025	997.50		October 30, 2025
		3,438	Exercise of Equity Options allotted pursuant to bonus issue	Nil		October 30, 2025	Nil		October 30, 2025
		(8,203)	Sale#	1,499.00		October 30, 2025	1,483.10		April 25, 2025
6.	A.G.S. Manikantha	1,622	Exercise of RSUs	5.00		August 20, 2025	5.00		August 20, 2025
7.	Shaji Mathew	8,206	Exercise of RSUs	5.00		September 10, 2025	5.00		September 10, 2025

#	Represents sale in connection with exercise of RSUs/Options
*	Represents average purchase price

(ii)

No ADRs of the Company have been purchased / sold by directors and key managerial personnel of the Company during the six months preceding the date of the Board Meeting at which the Buyback was proposed and from the date of the Board Meeting till the date of this Public Announcement, except for the following transactions:

Sr. No.	Name	Aggregate no. of RSUs and Options purchased or sold	Nature of Transaction	Maximum price per ADR		Date of maximum price	Minimum price per ADR		Date of minimum price
1.	Inderpreet Sawhney	31,520	Exercise of ADR RSUs	₹	5.00	August 27, 2025	₹	5.00	August 27, 2025
		(7,950)	Sale#		$18.02	May 2, 2025		$17.87	May 2, 2025

#	Represents sale in connection with exercise of RSUs

(iii)

Details of RSUs and Options exercised by directors and key managerial personnel of the Company during the six months preceding the date of the Board Meeting at which the Buyback was proposed and from the date of Board Meeting till the date of this Public Announcement:

Sr. No.	Name	Aggregate no. of RSUs and Options exercised		Nature of Transaction	Maximum price per Equity Share / ADR (₹)	Date of maximum price	Minimum price per Equity Share / ADR (₹)	Date of minimum price
1.	Salil Parekh	3,19,207		Exercise of RSUs	5.00	May 28, 2025	5.00	May 28, 2025
2.	Jayesh Sanghrajka	16,478	(1)	Exercise of RSUs	5.00	September 10, 2025	5.00	September 10, 2025
		3,438		Exercise of Equity Options	997.50	October 30, 2025	997.50	October 30, 2025
		3,438		Exercise of Equity Options allotted pursuant to bonus issue	Nil	October 30, 2025	Nil	October 30, 2025
3.	A.G.S. Manikantha	1,622		Exercise of RSUs	5.00	August 20, 2025	5.00	August 20, 2025
4.	Shaji Mathew	8,206	(3)	Exercise of RSUs	5.00	September 10, 2025	5.00	September 10, 2025
5.	Inderpreet Sawhney	31,520	(2)	Exercise of ADR RSUs	5.00	August 27, 2025	5.00	August 27, 2025

Notes:

(1)	Excludes 10,383 RSUs which have been exercised and are pending for allotment
(2)	Excludes 16,746 RSUs which have been exercised and are pending for allotment
(3)	Excludes 5,402 RSUs which have been exercised and are pending for allotment

7.	INTENTION OF THE PROMOTER AND PROMOTER GROUP AND PERSONS IN CONTROL OF THE COMPANY TO TENDER THEIR EQUITY SHARES IN THE BUYBACK

In terms of the Buyback Regulations, under the tender offer route, the Promoter and Promoter Group have the option to participate in the Buyback. In this regard, the Promoter and Promoter Group of the Company have expressed their intention of not participating in the Buyback vide their letters dated September 14, 2025, September 16, 2025, September 17, 2025, September 18, 2025 and September 19, 2025. Accordingly, the disclosures as required as per paragraphs (viii) to the Schedule I of the Buyback Regulations are not applicable.

Given that the Promoter and Promoter Group have expressed their intention not to participate in the Buyback, the Equity Shares held by members of the Promoter and Promoter Group shall not be considered for computing the entitlement ratio, in accordance with the proviso to Regulation 4(iv)(a) of the SEBI Buyback Regulations, and to that extent, the Eligible Shareholders will have a higher Buyback Entitlement ratio.

8.	NO DEFAULTS

The Company confirms that it has not accepted any deposits either before or after applicability of the Act. Further, the Company confirms that there are no defaults subsisting in the redemption of debentures or interest payment thereon or redemption of preference shares or payment of dividend due to any shareholder, or repayment of any term loans or interest payable thereon to any financial institution or banking companies.

9.	CONFIRMATION BY THE BOARD OF DIRECTORS OF THE COMPANY

As required by clause(x) of Schedule I in accordance with Regulation 5(iv)(b) of the Buyback Regulations, the Board has confirmed that it has made a full enquiry into the affairs and prospects of the Company and has formed an opinion:

(i)

That immediately following the date of the board meeting held on September 11, 2025 and the date of the members’ resolution for approving the Buyback, being November 4, 2025, there will be no grounds on which the Company can be found unable to pay its debts.

(ii)

That as regards the Company’s prospects for the year immediately following the date of the board meeting held on September 11, 2025 as well as for the year immediately following the date of passing of the members’ resolution, being November 4, 2025, and having regard to the Board’s intentions with respect to the management of the Company’s business during that year and to the amount and character of the financial resources, which will, in the Board’s view, be available to the Company during that year, the Company will be able to meet its liabilities as and when they fall due and will not be rendered insolvent within a period of one year from the date of the board meeting and also from the date of passing of the members’ resolution, being November 4, 2025; and

(iii)

In forming its opinion aforesaid, the Board has taken into account the liabilities (including prospective and contingent liabilities) as if the Company were being wound up under the provisions of the Act and the Insolvency and Bankruptcy Code, 2016, as amended.

10.	CONFIRMATIONS FROM THE COMPANY AS PER THE PROVISIONS OF THE BUYBACK REGULATIONS AND THE COMPANIES ACT

(i)	All the Equity Shares for Buyback are fully paid-up;

(ii)

Subject to applicable law, the Company shall not issue any shares or other specified securities including by way of bonus issue till the expiry of the Buyback Period i.e. the period commencing from the date of declaration of results of the postal ballot for special resolution i.e. November 6, 2025, until the date on which the payment of consideration to the Eligible Shareholders who have accepted the Buyback will be made, except in discharge of subsisting obligations through stock option schemes, or conversion of preference shares or debenture into Equity Shares. As on the date of this Public Announcement, 5,24,185 RSUs are vested, which may get converted to Equity Shares during the Buyback Period;

(iii)	Subject to applicable law, the Company shall not raise further capital for a period of one year from the expiry of the Buyback Period, except in discharge of subsisting obligations;

(iv)

The Company, as per the provisions of Section 68(8) of the Act, will not make any further issue of the same kind of shares or other securities including allotment of new shares under Section 62(1)(a) of the Act or other specified securities within a period of six months after the completion of the Buyback except by way of bonus shares or equity shares issued in order to discharge subsisting obligations such as conversion of warrants, stock option schemes, sweat equity or conversion of preference shares or debentures into Equity Shares;

(v)	The Company shall not buyback locked-in Equity Shares and non-transferable equity shares till the pendency of the lock-in or till the Equity Shares become transferable;

(vi)

The Company shall not buyback its equity shares from any person through negotiated deal whether on or off the stock exchanges or through spot transactions or through any private arrangement in the implementation of the Buyback;

(vii)

There are no defaults subsisting in the repayment of deposits, interest payment thereon, redemption of debentures or interest thereon or redemption of preference shares or payment of dividend or repayment of any term loans or interest payable thereon to any financial institution or banking company, as the case may be;

(viii)	That the Company has been in compliance with Sections 92, 123, 127 and 129 of the Act;

(ix)	That funds borrowed from Banks and Financial Institutions will not be used for the Buyback;

(x)

The aggregate amount of the Buyback i.e. ₹ 18,000 crore (Rupees Eighteen Thousand crore only) does not exceed 25% of the total paid-up capital and free reserves of the Company as per the audited interim condensed standalone and the consolidated financial statements of the Company as on June 30, 2025;

(xi)

The number of equity shares proposed to be purchased under the Buyback i.e. 10,00,00,000 (Ten crore), does not exceed 25% of the total number of equity shares in the paid-up equity share capital as on June 30, 2025;

(xii)	The Company shall not make any offer of buyback within a period of one year reckoned from the date of expiry of the Buyback Period, subject to applicable laws;

(xiii)

The Buyback will not be in contravention of Regulation 4(vii) of Buyback Regulations, i.e. the Company has not made the offer of Buyback within a period of one year reckoned from the date of expiry of buyback period of the preceding offer of buyback;

(xiv)	There is no pendency of any scheme of amalgamation or compromise or arrangement pursuant to the provisions of the Act, as on date;

(xv)	The Company shall earmark and make arrangements for adequate sources of funds for the purpose of the Buyback in accordance with the Buyback Regulations;

(xvi)	The Company will not directly or indirectly purchase its own Equity Shares: or other specified securities:

a.	Through any subsidiary company including its own subsidiary companies; or

b.	Through any investment company or group of investment companies.

(xvii)	Consideration of the Equity Shares bought back by the Company will be paid only by way of cash;

(xviii)	The Buyback will not result in delisting of the Equity Shares from BSE Limited and National Stock Exchange of India Limited;

(xix)

As on date, the ratio of the aggregate of secured and unsecured debts owed by the Company is not and shall not be more than twice the paid-up share capital and free reserves based on lower of the audited interim condensed standalone or consolidated financial statements of the Company as on June 30, 2025;

(xx)	The buyback offer shall not be withdrawn once the public announcement is made;

(xxi)

The Company shall transfer from its free reserves or securities premium account and/ or such sources as may be permitted by law, a sum equal to the nominal value of the Equity Shares purchased through the Buyback to the capital redemption reserve account and the details of such transfer shall be disclosed in its subsequent audited financial statements;

(xxii)

The Company shall ensure consequent reduction of its share capital post Buyback and the Equity Shares bought back by the Company will be extinguished and physically destroyed (if applicable) in the manner prescribed under the Buyback Regulations and the Act within the specified timelines; and

(xxiii)	The Company does not have any outstanding debt from lenders. Accordingly, the Company is not required to obtain the prior consent of its lenders for breach of any covenant with such lenders.

11.	ADDITIONAL INFORMATION FOR HOLDERS OF THE COMPANY’S AMERICAN DEPOSITARY SHARES

11.1.	Participation by ADS Holders:

i.

ADS holders will not be eligible to tender ADSs in the Buyback. As intimated by the Company in the Postal Ballot Notice dated September 25, 2025 (refer to section (12) of the explanatory statement attached to the Postal Ballot Notice –Additional Information for Holders of the Company’s American Depositary Shares), in order for ADS holders to participate in the Buyback, they are required to take certain actions in order to withdraw the Equity Shares underlying the ADSs held by them in advance of the Record Date and become holders of Equity Shares on the Record Date. They, therefore, need to (i) apply for and obtain a PAN from the Indian Income Tax Department to allow them to directly hold Equity Shares, (ii) establish an account with a bank, broker or other nominee in India sufficiently in advance of the Record Date to receive Equity Shares in electronic/ dematerialized form and set up a broker account in India to effect the transactions in the Equity Shares (an “Indian Demat account (Subtype DR) and a Brokerage Account”) prior to the Record Date, and (iii) submit their desired number of ADSs to Deutsche Bank Trust Company Americas, as ADR depositary (the “Depositary”), for cancellation along with proper cancellation instructions in each case sufficiently in advance of the Record Date and withdraw the underlying Equity Shares such that they are holding Equity Shares of the Company as of the Record Date. As a holder of Equity Shares as of the Record Date, they can tender into the Buyback any or all such withdrawn Equity Shares in accordance with the terms of the Buyback when the Tendering Period commences.

ii.

ADS holders who cancel any ADSs and withdraw the underlying Equity Shares such that they become holders of Equity Shares as of the Record Date will be allocated an entitlement that is dependent on the number of Equity Shares held as of the Record Date.

iii.

Equity Shares trade on the NSE and the BSE and cannot be traded on the NYSE. There is no guarantee that any ADS holder who submitted ADSs for cancellation and withdrawal of the underlying Equity Shares will have any or all of such Equity Shares accepted in the Buyback. The Company had received an intimation from the SEBI in 2017 that the Depository Receipt Scheme, 2014 issued by the Government of India was presently in vogue. Since Depository Receipt Scheme, 2014 has not been amended with respect to conversion or reconversion of the depository receipts, the same advice holds true. In terms of the scheme, the conversion of ADSs into Equity Shares and vice versa is available to the Company. Accordingly, the re-deposit of the withdrawn Equity Shares against the creation of ADSs will be in accordance with the provisions of the Depository Scheme, 2014 and the terms of the ADSs.

iv.

If an ADS holder withdraws Equity Shares underlying his or her ADSs after the ADS postal ballot cut-off date and prior to the last date of the Tendering Period, such ADS holder will be able to re-deposit against the creation of ADSs any of such Equity Shares that are not tendered in the Buyback, or if tendered, are not accepted in the Buyback, and receive in return ADSs representing such re-deposited Equity Shares if such ADS holder has such Equity Shares delivered to the Custodian for the Depositary (along with ADS issuance instructions) on or prior to 30 days after expiration of the Tendering Period. The Depositary has agreed to waive the ADS issuance fee that would otherwise be payable in connection with the issuance of ADSs representing such re-deposited Equity Shares during such 30-day period.

v.

Withdrawn Equity Shares for which the aforementioned re-deposit does not occur and / or instruction is not given within such 30-day period, as well as Equity Shares withdrawn prior to the ADS postal ballot cut-off date or after the last day of the Tendering Period, may only be re-deposited against the creation of ADSs to the extent a specified maximum number of outstanding ADSs would not be exceeded. Accordingly, the Company cannot assure ADS holders that such Equity Shares will be able to be re-deposited against the creation of ADSs. In addition, in these circumstances, the ADS issuance fee would not be waived with respect to the issuance of ADSs representing such Equity Shares.

11.2.	Buyback Price and Foreign Exchange Considerations:

The Buyback Price will be paid in Indian rupees. Fluctuations in the exchange rate between the Indian rupee and the U.S. dollar will affect the U.S. dollar equivalent of the Buyback Price and Buyback amount. ADS holders are urged to obtain current exchange rate information before making any decision with respect to the Buyback.

11.3.	Tax and Regulatory Considerations:

The withdrawal of Equity Shares underlying ADSs, the re-deposit of Equity Shares not tendered or not accepted in the Buyback against the creation of ADSs, and the sale in the Buyback of Equity Shares withdrawn may have various tax implications in India, the United States, and other jurisdictions that differ from, and may be substantially more onerous than, those that would be applicable to sales of ADSs on the NYSE. Such tax implications could vary depending on several factors, including the period of holding the securities, the residential status of the holder, the classification of the holder, the nature of the income earned, etc.

a. India

Withdrawal and Re-Deposit of Equity Shares by ADS Holders: While there are arguments in favour that withdrawal of Equity Shares underlying ADSs should not be subject to Indian capital gains tax, this view is not free from doubt as the law is not very clear on this aspect. The Company cannot assure ADS holders that tax will not be imposed or whether the bank, broker or other nominee in India with whom individual ADS holders establish an Indian Demat account (Subtype DR) and a Brokerage Account will withhold taxes in connection with the re-deposit of such Equity Shares. In light of the foregoing, ADS holders are advised to consult their legal, financial and tax advisors and the bank, broker or other nominee in India with whom they intend to establish an Indian Demat account (Subtype DR) and a Brokerage Account to understand the potential implications of a withdrawal and re-deposit of Equity Shares prior to their making a request to the Depositary to effect the withdrawal of the Equity Shares underlying their respective ADSs..

In addition to the foregoing Indian taxation considerations, ADS holders should consider potential taxation under the laws of their country of residency and other jurisdictions in which they may be subject to taxation arising out of the withdrawal and re- deposit of Equity Shares.

b. United States

i. Withdrawal and Re-Deposit of Equity Shares by ADS Holders:

For U.S. federal income tax purposes, ADS holders generally will be treated as the owners of Equity Shares underlying such ADSs. Accordingly, withdrawing Equity Shares underlying ADSs and re-depositing Equity Shares that are not tendered in the Buyback, or if tendered, re-depositing Equity Shares that are not accepted in the Buyback generally will not be subject to U.S. federal income tax. For further information on the U.S. federal income tax consequences relevant to U.S. holders (as defined therein) of ADSs and / or Equity Shares, please see the Company’s Form 20-F.

ii. Tendering Equity Shares in the Buyback:

Important information on the tax treatment relevant to tendering Equity Shares in the Buyback has been set forth in a Form 6-K furnished by the Company to the SEC on or about the date of the Postal Ballot Notice and will be set forth in the Letter of Offer to be distributed with respect to the Buyback.

Each ADS holder should consult their own tax advisor with respect to the U.S. federal, state and local tax consequences of withdrawing and re-depositing Equity Shares, as well as the tax consequences of participating in the Buyback.

Please refer to https://www.infosys.com/investors/shareholder-services/buyback-2025.html for tax related information for participation in the Buyback.

11.4.	Further Information.

ADS holders are advised to consult their own legal, financial and tax advisors prior to surrendering their ADSs for cancellation, requesting that the Depositary effect withdrawal of Equity Shares, and / or participating in the Buyback, including, without limitation, advice related to any related regulatory approvals and other tax considerations, including those in India, U.S. and other relevant jurisdictions. ADS holders who require additional information on participation of ADS holders in the Buyback should contact the bank, broker or other nominee utilized in setting up their Indian Demat account (Subtype DR) and a Brokerage Account. ADS holders who require additional information on surrendering their ADSs for cancellation and withdrawal of the Equity Shares represented thereby should contact the entity with whom they hold their ADSs.

12.	REPORT BY THE COMPANY’S STATUTORY AUDITOR

Report addressed to the Board of Directors by the Company’s Auditors on permissible capital payment and opinion formed by directors regarding insolvency

The text of the Report dated September 11, 2025 of Deloitte Haskins & Sells, LLP, the Statutory Auditors of the Company, addressed to the Board of Directors of the Company is reproduced below:

Quote

REF: IL/2025-26/29

AUDITOR’S REPORT

To,

The Board of Directors,

Infosys Limited

No. 44, Infosys Avenue,

Hosur Road, Electronics City,

Bengaluru,

Karnataka – 560100

Dear Sir/Madam,

Re: Statutory Auditor’s Report in respect of proposed buyback of equity shares by Infosys Limited (the “Company”) in terms of Clause (xi) of Schedule I of the Securities and Exchange Board of India (Buy-Back of Securities) Regulations, 2018, as amended (the “Buyback Regulations”)

1.	This Report is issued in accordance with the terms of our engagement letter dated July 10, 2025.

2.

The Board of Directors of the Company have approved a proposal for buyback of equity shares by the Company (subject to the approval of its shareholders) at its Meeting held on September 11, 2025 in pursuance of the provisions of Sections 68, 69 and 70 of the Companies Act, 2013, as amended (the “Act”) and the Buyback Regulations.

3.

We have been requested by the Management of the Company to provide a report on the accompanying “Statement of Permissible Capital Payment as at June 30, 2025” (‘Annexure A’) (hereinafter referred to as the “Statement”). This Statement has been prepared by the Management of the Company, which we have initialled for the purposes of identification only.

Management’s Responsibility

4.

The preparation of the Statement in accordance with Section 68(2)(c) of the Act, the Regulation 4(i) of the Buyback Regulations and the compliance with the Buyback Regulations, is the responsibility of the management of the Company, including the computation of the amount of the permissible capital payment, the preparation and maintenance of all accounting and other relevant supporting records and documents. This responsibility includes the design, implementation and maintenance of internal controls relevant to the preparation and presentation of the Statement and applying an appropriate basis of preparation; and making estimates that are reasonable in the circumstances.

Auditor’s Responsibility:

5.	Pursuant to the requirements of the Buyback Regulations, it is our responsibility to provide a reasonable assurance that:

i.

we have inquired into the state of affairs of the Company in relation to the audited interim condensed standalone and consolidated financial statements as at and for the three months ended June 30, 2025;

ii.

the amount of permissible capital payment for the proposed buyback of equity shares as stated in Annexure A, has been properly determined considering the audited interim condensed standalone and consolidated financial statements as at and for the three months ended June 30, 2025 in accordance with Section 68(2)(b) and 68(2)(c) of the Act, Regulation 4(i) and Regulation 5(i)(b) of the Buyback Regulations; and

iii.

the Board of Directors of the Company, in their Meeting held on September 11, 2025 have formed the opinion as specified in Clause (x) of Schedule I to the Buyback Regulations, on reasonable grounds and that the Company will not, having regard to its state of affairs, be rendered insolvent (in terms of the Companies Act, 2013 and/or the Insolvency and Bankruptcy Code 2016, each as amended) within a period of one year from the date of passing the board resolution dated September 11, 2025 as well as for a period of one year immediately following the date of passing of the shareholders’ resolution with regard to the proposed buyback.

6.

The interim condensed standalone and consolidated financial statements referred to in paragraph 5 above, have been audited by us, on which we have issued an unmodified audit opinion vide our report dated July 23, 2025. We conducted our audit of the interim condensed standalone and consolidated financial statements in accordance with the Standards on Auditing specified under Section 143(10) of the Act and other applicable authoritative pronouncements issued by the Institute of Chartered Accountants of India (“ICAI”). Those Standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.

7.

We conducted our examination of the Statement in accordance with the Guidance Note on Audit Reports and Certificates for Special Purposes (Revised 2016), issued by the ICAI (the “Guidance Note”) and Standards of Auditing specified under Section 143(10) of the Act, in so far as applicable for the purpose of this certificate. The Guidance Note requires that we comply with the ethical requirements of the Code of Ethics issued by the ICAI.

8.

We have complied with the relevant applicable requirements of the Standard on Quality Control (SQC) 1, Quality Control for Firms that Perform Audits and Reviews of Historical Financial Information, and Other Assurance and Related Services Engagements.

Opinion

9.	Based on inquiries conducted and our examination as above, we report that:

i.

We have inquired into the state of affairs of the Company in relation to its audited interim condensed standalone and consolidated financial statements as at and for the three months ended June 30, 2025, which have been approved by the Board of Directors of the Company on July 23, 2025.

ii.

The amount of permissible capital payment towards the proposed buy back of equity shares as computed in the Statement attached herewith, as Annexure A, in our view has been properly determined in accordance with the provisions of Section 68 (2)(b) and Section 68 (2)(c) of the Act and Regulation 4(i) and Regulation 5(i)(b) of the Buyback Regulations. The amounts of share capital and free reserves have been extracted from the audited interim condensed standalone and consolidated financial statements of the Company as at and for the three months ended June 30, 2025.

iii.

The Board of Directors of the Company, at their meeting held on September 11, 2025 have formed their opinion as specified in clause (x) of Schedule I to the Buyback Regulations, on reasonable grounds and that the Company having regard to its state of affairs, will not be rendered insolvent (in terms of the Companies Act, 2013 and/or the Insolvency and Bankruptcy Code 2016, each as amended) within a period of one year from the date of passing the Board Resolution dated September 11, 2025 as well as for a period of one year immediately following the date of passing of the shareholders’ resolution with regard to the proposed buyback.

Restriction on Use

10.

This report has been issued at the request of the Company solely for use of the Company (i) in connection with the proposed buyback of equity shares of the Company as mentioned in paragraph 2 above, (ii) to enable the Board of Directors of the Company to include in the explanatory statement to the notice for the special resolution, public announcement, and other documents pertaining to buyback to be sent to the shareholders of the Company or filed with (a) the Registrar of Companies, Securities and Exchange Board of India, stock exchanges, and any other regulatory authority as per applicable law and (b) the Central Depository Services (India) Limited, National Securities Depository Limited and (iii) and for providing to the Merchant Bankers (the “Managers”) in connection with the proposed buyback of equity shares of the Company for onward submission to relevant authorities in pursuance to the provisions of Sections 68 and other applicable provisions of the Act and the Buyback Regulations, and may not be suitable for any other purpose. This report should not be used for any other purpose without our prior written consent. Accordingly, we do not accept or assume any liability or any duty of care for any other purpose or to any other person to whom this report is shown or into whose hands it may come without our prior consent in writing.

For DELOITTE HASKINS & SELLS LLP

Chartered Accountants

(Firm’s Registration No. 117366W/W-100018)

Sd/-

Vikas Bagaria

Partner

Membership No. 060408

UDIN: 25060408BMOCJM1934

Place: Bengaluru

Date: September 11, 2025

Annexure A - Statement of Permissible Capital Payment

Computation of amount of permissible capital payment (including premium) towards buyback of equity shares in accordance with Section 68(2)(b) and Section 68(2)(c) of the Companies Act, 2013, as amended (“the Act”), and Securities and Exchange Board of India (Buy-Back of Securities) Regulations, 2018, as amended (the “Buyback Regulations”), based on audited interim condensed standalone and consolidated financial statements as at and for the three months ended June 30, 2025.

Particulars	Amount (Rs. in crore) Standalone	Amount (Rs. in crore) Consolidated
Paid up equity capital as at June 30, 2025 (A)	2,077	2,074
Free Reserves as at June 30, 2025:
- Retained earnings*	70,295	78,177
- Securities Premium	1,258	1,295
- General reserve	412	1,465
Total free reserves (B)	71,965	80,937
Total paid up equity capital and free reserves (A+B)	74,042	83,011
Maximum amount permissible for buyback under Section 68 of the Act and Regulation 4(i) of the Buyback Regulations, i.e. lower of 25% of the total paid up capital and free reserves of standalone and consolidated financial statements.	18,510

*	excludes adjustments in accordance with section 2(43) of the Companies Act, 2013, aggregating Rs 277 Crore in standalone and Rs 326 Crore in consolidated retained earnings.

For and on behalf of Board of Directors of Infosys Limited

Sd/-

Jayesh Sanghrajka

Chief Financial Officer

Date: September 11, 2025”

Unquote

13.	PROCESS AND METHODOLOGY TO BE ADOPTED FOR BUYBACK

13.1.

The Buyback is open to all Eligible Shareholders (including ADS holders who submit their desired number of ADSs to the Depositary and withdraw the underlying Equity Shares such that they are holding Equity Shares as of the Record Date) and beneficial owners of the Company holding Equity Shares either in physical or electronic form, as on the Record Date.

13.2.

The Buyback shall be on a proportionate basis (subject to the reservation for Small Shareholders in accordance with the Buyback Regulations) through the “Tender Offer” route, as prescribed under the Buyback Regulations, to the extent permissible, and the “Mechanism for acquisition of shares through Stock Exchanges pursuant to Tender-Offers under Takeovers, Buyback and Delisting” as prescribed under the SEBI Circulars. The Buyback will be implemented in accordance with the Act read with the rules framed thereunder, the Buyback Regulations and on such terms and conditions as may be deemed fit by the Company.

13.3.

For implementation of the Buyback, the Company has appointed Kotak Securities Limited as the registered broker to the Company (the “Company’s Broker”) to facilitate the process of tendering of Equity Shares through the stock exchange mechanism for the Buyback and through whom the purchases and settlements on account of the Buyback would be made by the Company. The contact details of the Company’s Broker are as follows:

Kotak Securities Limited

27 BKC, C 27, G Block, Bandra Kurla Complex, Bandra (E), Mumbai 400051

Tel: 1800 209 9191

Contact Person: Tabrez Anwar

Email: service.securities@kotak.com

Website: www.kotaksecurities.com

SEBI Registration No.: INZ000200137

13.4.

The Company shall request BSE and NSE, to provide a separate acquisition window (“Acquisition Window”) to facilitate placing of sell orders by Eligible Shareholders who wish to tender their Equity Shares in the Buyback. For the purposes of this Buyback, BSE has been appointed as the ‘Designated Stock Exchange’. The details of the Acquisition Window will be specified by Indian Stock Exchanges from time to time.

13.5.

During the Tendering Period, the order for selling the Equity Shares shall be placed by the Eligible Shareholders through their respective stock brokers (“Stock Broker(s)”) during normal trading hours of the secondary market. The Stock Brokers may enter orders for Equity Shares held in dematerialized form as well as physical form.

13.6.

In the event the Stock Broker of any Eligible Shareholder is not registered with BSE / NSE as a trading member / stock broker, then that Eligible Shareholder can approach any BSE/NSE registered stock broker and can register himself by using quick unique client code (UCC) facility through the registered stock broker (after submitting all details as may be required by such registered stock broker in compliance with applicable law). In case the Eligible Shareholder is unable to register himself by using quick UCC facility through any other registered stock broker, then that Eligible Shareholder may approach the Company’s Broker to place their bids, subject to completion of ‘know your customer’ requirements as required by the Company’s Broker.

13.7.

The Buyback Regulations do not restrict Eligible Shareholders from placing multiple bids and modifying bids, therefore, modification/cancellation of orders and multiple bids from a single Eligible Shareholder will only be allowed during the Tendering Period. Multiple bids made by a single Eligible Shareholder for selling Equity Shares shall be clubbed and considered as “one bid” for the purposes of Acceptance. Eligible Shareholders are requested to consult their respective Stock Brokers regarding the same.

13.8.

The cumulative quantity tendered shall be made available on Indian Stock Exchanges’ websites at www.bseindia.com and www.nseindia.com, throughout the Tendering Period, and will be updated at specific intervals during the Tendering Period.

13.9.

The Company will not accept any Equity Shares offered in the Buyback which are under any restraint order of a court/ any competent authority for transfer/sale of such Equity Shares and/ or title in respect of which is otherwise under dispute or where loss of share certificates has been notified to the Company and the duplicate share certificates have not been issued either due to such request being under process as per the provisions of law or otherwise. In accordance with Regulation 24(v) of the Buyback Regulations, the Company shall not buyback locked-in Equity Shares and non-transferable Equity Shares until the pendency of the lock-in or until such Equity Shares become transferable. The Company shall also not Accept the Equity Shares offered for Buyback where the title to such Equity Shares is under dispute or otherwise not clear.

13.10.

The reporting requirements for Non-Resident Shareholders under FEMA and any other rules, regulations, guidelines by the RBI, for remittance of funds, shall be made by the Eligible Shareholders and/ or the Stock Brokers through which the Eligible Shareholder places the order/bid.

13.11.	Procedure to be followed by Eligible Shareholders holding Equity Shares in dematerialized form:

(i)

Eligible Shareholders who desire to tender their Equity Shares in the electronic form under the Buyback would have to do so through their respective Stock Broker(s) by indicating to such Stock Broker(s) the details of Equity Shares they intend to tender under the Buyback.

(ii)	The Stock Broker(s) would be required to place an order/bid on behalf of the Eligible Shareholder(s) who wish to tender Equity Shares in the Buyback using the Acquisition Window of BSE / NSE.

(iii)

The lien shall be marked in the demat account of the Eligible Shareholder for the shares tendered in Tender Offer. Details of shares marked as lien in the demat account of the Eligible Shareholder shall be provided by the National Securities Depository Limited and the Central Depository Services Limited (“Depositories”) to Clearing Corporations i.e. Indian Clearing Corporation Limited or the NSE Clearing Limited (formerly National Securities Clearing Corporation Limited), as applicable (“Clearing Corporations”)

(iv)

In case, the shareholders demat account is held with one depository and clearing member pool and Clearing Corporation account is held with other depository, shares shall be blocked in the shareholders demat account at source depository during the Tendering Period. Inter depository tender offer (“IDT”) instructions shall be initialled by the eligible shareholders at source depository to clearing member/ Clearing Corporation account at target depository. Source depository shall block the shareholder’s securities (i.e., transfers from free balance to blocked balance) and send IDT message to target depository for confirming creation of lien. Details of shares blocked in the shareholders demat account shall be provided by the target depository to the Clearing Corporation.

(v)

For custodian participant orders for demat Equity Shares, early pay-in is mandatory prior to confirmation of order by custodian. The custodian shall either confirm or reject the orders not later than the time provided by the Indian Stock Exchanges on the last day of the Tendering Period (“Buyback Window Closing Date”). Thereafter, all unconfirmed orders shall be deemed to be rejected. For all confirmed custodian participant orders, order modification by the concerned stock broker(s) shall revoke the custodian confirmation and the revised order shall be sent to the custodian again for confirmation.

(vi)

Upon placing the bid, the stock broker(s) shall provide a Transaction Registration Slip (“TRS”) generated by the exchange bidding system to the Eligible Shareholder. The TRS will contain the details of order submitted such as Bid ID No., Application No., DP ID, Client ID, number of Equity Shares tendered etc. In case of non-receipt of the completed tender form and other documents, but lien marked on Equity Shares and a valid bid in the exchange bidding system, the bid by such Eligible Shareholder shall be deemed to have been accepted.

(vii)

Eligible Shareholders shall also provide all relevant documents, which are necessary to ensure transferability of the Equity Shares in respect of the tender form to be sent. Such documents may include (but not be limited to):

a.	Duly attested power of attorney, if any person other than the Eligible Shareholder has signed the tender form;

b.	Duly attested death certificate and succession certificate/ legal heirship certificate, in case any Eligible Shareholder has expired; and

c.	In case of companies, the necessary certified corporate authorizations (including board and/ or general meeting resolutions).

(viii)

It is clarified that in case of demat Equity Shares, submission of tender form and TRS is not required. After the receipt of the demat Equity Shares by the Clearing Corporation and a valid bid in the exchange bidding system, the Buyback shall be deemed to have been accepted, for Eligible Shareholders holding Equity Shares in demat form.

(ix)

The Eligible Shareholders will have to ensure that they keep the DP account active and unblocked to receive credit in case of return of Equity Shares due to rejection or due to prorated Buyback decided by the Company. Further, Eligible Shareholders will have to ensure that they keep the bank account attached with the DP account active and updated to receive credit remittance due to acceptance of Buyback of shares by the Company. In the event if any Equity Shares are tendered to Clearing Corporation, excess dematerialized Equity Shares or unaccepted dematerialized Equity Shares, if any, tendered by the Eligible Shareholders would be returned to them by Clearing Corporation. If the security transfer instruction is rejected in the depository system, due to any issue then such securities will be transferred to the shareholder broker’s depository pool account for onward transfer to the Eligible Shareholder. In case of custodian participant orders, excess dematerialized shares or unaccepted dematerialized shares, if any, will be refunded to the respective custodian depository pool account.

(x)

In case the Equity Shares are held on repatriation basis, the Eligible Shareholder, being a Non-Resident Shareholder, should obtain and enclose a letter from its authorised dealer / bank confirming that at the time of acquiring such Equity Shares, payment for the same was made by such Eligible Shareholder, from the appropriate account as specified by RBI in its approval. In case the Eligible Shareholder, being a Non-Resident Shareholder, is not in a position to produce the said certificate, the Equity Shares would be deemed to have been acquired on non-repatriation basis, and in that case, the Eligible Shareholder shall submit a consent letter addressed to the Company, allowing the Company to make the payment on a non-repatriation basis in respect of the valid Equity Shares accepted under the Buyback.

13.12.	Procedure to be followed by the Eligible Shareholders holding Equity Shares in physical form:

(i)

Eligible Shareholders who are holding physical Equity Shares and intend to participate in the Buyback will be required to approach their respective stock broker(s) along with the complete set of documents for verification procedures to be carried out including the (i) original Equity Share certificate(s), (ii) valid share transfer form(s) i.e. Form SH-4 duly filled and signed by the transferors (i.e. by all registered Eligible Shareholders in same order and as per the specimen signatures registered with the Company) and duly witnessed at the appropriate place authorizing the transfer in favour of the Company, (iii) self-attested copy of the Eligible Shareholder’s PAN Card, (iv) the tender form (duly signed by all Eligible Shareholders in case the Equity Shares are in joint names) the same order in which they hold Equity Shares, and (v) any other relevant documents such as, but not limited to, duly attested power of attorney, corporate authorization (including board resolution/specimen signature), notarized copy of death certificate and succession certificate or probated will, if the original Eligible Shareholder has deceased, etc., as applicable. In addition, if the address of the Eligible Shareholder has undergone a change from the address registered in the Register of Members of the Company, the Eligible Shareholder would be required to submit a self-attested copy of address proof consisting of any one of the following documents: valid Aadhar card, voter identity card or passport.

(ii)

Based on the aforesaid documents, the concerned Stock Broker shall place the bid on behalf of Eligible Shareholders holding Equity Shares in physical form and intending to tender Equity Shares in the Buyback using the Acquisition Window of BSE/ NSE. Upon placing the bid, the Stock Broker shall provide a TRS generated by the exchange bidding system to the Eligible Shareholder. The TRS will contain the details of order submitted like folio number, Equity Share certificate number, distinctive number, number of Equity Shares tendered, etc.

(iii)

The Stock Broker / Eligible Shareholder who places a bid for physical Equity Shares is required to deliver the original Equity Share certificate(s) and documents (as mentioned above) along with TRS generated by stock exchange bidding system upon placing of bid, either by registered post or courier or hand delivery to Registrar to the Buyback, at its office provided in Paragraph 17 below, within 2 (two) days of bidding by stock broker. However, in case the bids are placed by the Stock Broker during the last two days of the Tendering Period, the Stock Broker/Eligible Shareholder should ensure that documents reach the Registrar on or before the Buyback Window Closing Date. The envelope should be super scribed as “Infosys Limited – Buyback 2025”. One copy of the TRS will be retained by Registrar to the Buyback and it will provide acknowledgement of the same to the Stock Broker / Eligible Shareholder.

(iv)

Eligible Shareholders holding physical Equity Shares should note that physical Equity Shares will not be accepted unless the complete set of documents is submitted. Acceptance of the physical Equity Shares for Buyback by the Company shall be subject to verification as per the Buyback Regulations and any further directions issued in this regard. The Registrar to the Buyback will verify such bids based on the documents submitted on a daily basis and till such time BSE/NSE shall display such bids as ‘unconfirmed physical bids’. Once the Registrar to the Buyback confirms the bids it will be treated as ‘Confirmed Bids’.

(v)

In case any Eligible Shareholder has submitted Equity Shares in physical form for dematerialization, such Equity Shareholders should ensure that the process of getting the Equity Shares dematerialized is completed well in time so that they can participate in the Buyback before Buyback Window Closing Date.

(vi)

In case the Equity Shares are held on repatriation basis, the Eligible Shareholder, being a Non-Resident Shareholder, should obtain and enclose a letter from its authorised dealer / bank confirming that at the time of acquiring such Equity Shares, payment for the same was made by such Eligible Shareholder, from the appropriate account as specified by RBI in its approval. In case the Eligible Shareholder, being a Non- Resident Shareholder, is not in a position to produce the said certificate, the Equity Shares would be deemed to have been acquired on non-repatriation basis, and in that case, the Eligible Shareholder shall submit a consent letter addressed to the Company, allowing the Company to make the payment on a non-repatriation basis in respect of the valid Equity Shares accepted under the Buyback.

(vii)

If any of the above stated documents (as applicable) are not enclosed along with the tender form, the Equity Shares tendered by Eligible Shareholders, being Non-Resident Shareholders, under the Buyback are liable to be rejected.

14.	METHOD OF SETTLEMENT

14.1.	The settlement of trade(s) shall be carried out in the manner similar to settlement of trade(s) in the secondary market.

14.2.

The Company will transfer the consideration pertaining to the Buyback (net of tax deducted at source) to the Clearing Corporation’s bank account through the Company’s Broker as per the secondary market mechanism, as per the prescribed schedule. For demat Equity Shares accepted under the Buyback, the Clearing Corporation will make direct funds pay-out to the respective Eligible Shareholders’ bank account linked to its demat account. If bank account details of any Eligible Shareholder holding Equity Shares in dematerialized form are not available or if the fund transfer instruction is rejected by the RBI or relevant bank, due to any reasons, then the amount payable to the Eligible Shareholders will be transferred to the concerned Stock Brokers’ account for onward transfer to such Eligible Shareholder holding Equity Shares in dematerialized form.

14.3.

In case of certain client types viz. NRI, foreign clients etc. (where there are specific RBI and other regulatory requirements pertaining to funds pay-out) who do not opt to settle through custodians, the funds pay-out would be given to their respective Stock Broker’s settlement accounts for releasing the same to the respective Eligible Shareholder’s account. For this purpose, the client type details would be collected from the Depositories, whereas funds payout pertaining to the bids settled through custodians will be transferred to the settlement bank account of the custodian, each in accordance with the applicable mechanism prescribed by Indian Stock Exchanges and the Clearing Corporation from time to time.

14.4.

For the Eligible Shareholders holding Equity Shares in physical form, the funds pay-out would be given to their respective Stock Broker’s settlement accounts for releasing the same to the respective Eligible Shareholder’s account.

14.5.

Details in respect of shareholder’s entitlement for Tender Offer process will be provided to the Clearing Corporation by the Company or Registrar to the Buyback. On receipt of the same, Clearing Corporations will cancel the excess or unaccepted blocked shares in the demat account of the shareholder. On settlement date, all blocked shares mentioned in the accepted bid will be transferred to the Clearing Corporations.

14.6.

In the case of inter depository, Clearing Corporations will cancel the excess or unaccepted shares in target depository. Source depository will not be able to release the lien without a release of IDT message from target depository. Further, release of IDT message shall be sent by target depository either based on cancellation request received from Clearing Corporations or automatically generated after matching with bid accepted detail as received from the Company or the Registrar to the Buyback. Post receiving the IDT message from target depository, source Depository will cancel/release excess or unaccepted block shares in the demat account of the shareholder. Post completion of the Tendering Period and receiving the requisite details viz., demat account details and accepted bid quantity, source depository shall debit the securities as per the communication/message received from target depository to the extent of accepted bid shares from shareholder’s demat account and credit it to Clearing Corporation settlement account in target depository on settlement date.

14.7.

The Equity Shares bought back in the dematerialized form would be transferred directly to the demat account of the Company opened for the Buyback (“Company Demat Account”) provided it is indicated by the Company’s Broker or it will be transferred by the Company’s Broker to the Company Demat Account on receipt of the Equity Shares from the clearing and settlement mechanism of the Indian Stock Exchanges.

14.8.	In relation to the physical Equity Shares:

i.

If physical Equity Shares tendered by Eligible Shareholders are not accepted, the share certificate would be returned to such Eligible Shareholders by registered post or by ordinary post or courier at the Eligible Shareholders’ sole risk. The Company also encourages Eligible Shareholders holding physical shares to dematerialize their physical shares.

ii.

If however, only a portion of the physical shares held by an Eligible Shareholder is accepted in the Buyback then the Company shall instead of issuing a split share certificate towards the unaccepted shares, issue a Letter of Confirmation (“LOC”) in accordance with SEBI Circular No. SEBI/HO/MIRSD/MIRSD_RTAMB/P/CIR/2022/8 dated January 25, 2022, as amended, with respect to the new consolidated share certificate for the unaccepted Equity Shares tendered in the Buyback. The LOC shall be dispatched to the address registered with the RTA. The RTA shall retain the original share certificate and deface the certificate with a stamp “Letter of Confirmation Issued” on the face / reverse of the certificate to the extent of the excess physical shares. The LOC shall be valid for a period of 120 days from the date of its issuance,

CERTIFIED TRUE COPY OF THE RESOLUTION PASSED BY THE BOARD OF DIRECTORS OF INFOSYS LIMITED AT ITS MEETING HELD ON SEPTEMBER 11, 2025

Subject: To consider and approve Proposal for buyback of equity shares

RESOLVED THAT in accordance with Article 14 of the Articles of Association of the Company and the provisions of Sections 68, 69 and 70 and all other applicable provisions, if any, of the Companies Act, 2013, as amended (the “Act”), the Companies (Share Capital and Debentures) Rules, 2014, as amended (“Share Capital Rules”), the Companies (Management and Administration) Rules, 2014, as amended (“Management Rules”) and Securities and Exchange Board of India (Listing Obligations and Disclosure Requirements) Regulations, 2015, as amended (“LODR Regulations”), including any amendments, statutory modifications or re-enactments thereof, for the time being in force and in compliance with the Securities and Exchange Board of India (Buy-back of Securities) Regulations, 2018, as amended (the “Buyback Regulations”), subject to the approval of the members of the Company by way of special resolution and subject to such other approvals, permissions and sanctions, as may be necessary, including approval from the shareholders by way of a special resolution and exemptive relief from the U.S. Securities and Exchange Commission on certain aspects of U.S. federal securities laws applicable to the Buyback, and subject to any modifications and conditions, if any, as may be prescribed by the appropriate authorities while granting such approvals, permissions, sanctions and exemptions, which may be agreed to by the Board of Directors of the Company (hereinafter referred to as the “Board”, which expression includes any committee duly constituted by the Board to exercise its powers, and/or the powers conferred by this resolution), and subject to such conditions and modifications as may be prescribed or imposed by such government, regulatory, statutory or appropriate authorities, the Board hereby approves the buyback by the Company of its fully paid-up equity shares of face value of ₹ 5 (Rupee Five) each (“Equity Shares”), from the shareholders of the Company, as on the record date, to be determined by the Board (“Record Date”), on a proportionate basis, at a price of ₹ 1,800/- (Rupees One Thousand Eight Hundred only) per Equity Share (“Buyback Price”) and for an amount of ₹ 18,000 crore (Rupees Eighteen Thousand crore only) (“Buyback Offer Size”), representing 24.31% and 21.68% of the aggregate of the total paid-up share capital and free reserves of the Company based on the latest audited interim condensed financial statements of the Company as at June 30, 2025 on a standalone basis and consolidated basis (“Buyback”). The Buyback Offer Size does not include any expenses or transaction costs incurred or to be incurred for the Buyback, such as, brokerage, filing fees, advisory fees, intermediaries’ fees, public announcement publication expenses, printing and dispatch expenses, applicable taxes such as securities transaction tax, goods and services tax, stamp duty etc. and other incidental and related expenses (“Transaction Costs”). The Buyback period shall commence from the date of declaration of results of the postal ballot for special resolution until the last date on which the payment of consideration for the Equity Shares bought back by the Company is made (“Buyback Period”), in accordance with, and consonance, with the provisions contained in the Buyback Regulations, the Act, Share Capital Rules, the Management Rules and the LODR Regulations.

RESOLVED FURTHER THAT the Board / Buyback Committee may, till 1 (one) working day prior to the Record Date, increase the Buyback Price and decrease the number of Equity Shares proposed to be bought back under the Buyback, such that there is no change in the Buyback Offer Size, in terms of Regulation 5(via) of the SEBI Buyback Regulations.

RESOLVED FURTHER THAT all of the equity shareholders of the Company as on Record Date will be eligible to participate in the Buyback, including holders of American Depositary Shares (“ADSs”) of the Company who cancel any of their ADSs and withdraw the underlying Equity Shares prior to the Record Date such that they become equity shareholders of the Company as on the Record Date. Such ADS holders will be able to re-deposit against the creation of ADSs any of such Equity Shares that are not tendered in the Buyback, or if tendered, are not accepted in the Buyback.

INFOSYS LIMITED CIN: L85110KA1981PLC013115 44, Infosys Avenue Electronics City, Hosur Road Bengaluru 560 100, India T 91 80 2852 0261 F 91 80 2852 0362 investors@infosys.com www.infosys.com

RESOLVED FURTHER THAT the Company, to the extent legally permissible, implement the Buyback using the “Mechanism for acquisition of shares through Stock Exchange” notified by Securities and Exchange Board of India (“SEBI”) vide circular CIR/CFD/POLICYCELL/1/2015 dated April 13, 2015 read with SEBI circular CFD/DCR2/P/2016/131 dated December 9, 2016, SEBI circular SEBI/HO/CFD/DCR-III/CIR/P/615 dated August 13, 2021 and SEBI circular SEBI/HO/CFD/PoD-2/P/CIR/2023/35 dated March 8, 2023, and such other circulars or notifications, as may be applicable, including any amendments thereof as amended (“SEBI Circulars”), and the Company shall approach BSE and/or the NSE for facilitating the same and subject to decision of the Board/ Buyback committee, one of BSE and NSE shall act as the designated stock exchange.

RESOLVED FURTHER THAT the Company shall implement the Buyback out of its free reserves and securities premium account of the Company or such other source as may be permitted by the Buyback Regulations or the Act, and the Buyback shall be undertaken through the tender offer route through the Indian stock exchanges, on such terms and conditions as the Board may deem fit.

RESOLVED FURTHER THAT it is hereby recorded that with the Buyback Offer Price and the Buyback Offer Size as approved above, the resultant Buyback Equity Shares shall be 10,00,00,000 (Ten crore) fully paid-up shares representing 2.41% of the fully paid up share capital.

RESOLVED FURTHER THAT the amount required by the Company for the Buyback is intended to be met out of the Company’s current surplus and/or cash balances and/or cash available from internal accruals and on such terms and conditions as the Board may decide from time to time at its absolute discretion.

RESOLVED FURTHER THAT the Company may buyback its Equity Shares from all the existing shareholders holding Equity Shares of the Company on a proportionate basis, provided that 15% (fifteen percent) of the number of Equity Shares which the Company proposes to Buyback or number of Equity Shares entitled as per the shareholding of small shareholders, who hold shares or other specified securities whose market value, on the basis of closing price of shares or other specified securities, on the recognised stock exchange in which highest trading volume in respect of such securities, as on record date is not more than ₹ 2,00,000 (Rupees Two lacs), as per the Buyback Regulations (“Small Shareholders”) as on the Record Date, whichever is higher, shall be reserved for the Small Shareholders, as prescribed under Regulation 6 of the Buyback Regulations and in case the shares tendered are less than the reservation the same shall be adjusted in the general category, in accordance with Buyback Regulations.

RESOLVED FURTHER THAT the Buyback of Equity Shares from non-resident members of the Company, including Foreign Corporate Bodies (including erstwhile Overseas Corporate Bodies), Foreign Institutional Investors (FIIs)/Foreign Portfolio Investors, members of foreign nationality, and ADS holders with underlying Equity Shares consequent to the withdrawal of such Equity Shares, if any, etc., shall be subject to the Foreign Exchange Management Act, 1999 and rules and regulations framed thereunder, if any, Income Tax Act, 1961 and rules and regulations framed thereunder, the Depository Receipts Scheme, 2014, as applicable, and shall be subject to such approvals if, and to the extent necessary or required from the concerned authorities including approvals from the Reserve Bank of India (“RBI”) under the Foreign Exchange Management Act, 1999 and the rules, regulations framed thereunder, if any, and such approvals shall be required to be taken by such non-resident shareholders.

INFOSYS LIMITED CIN: L85110KA1981PLC013115 44, Infosys Avenue Electronics City, Hosur Road Bengaluru 560 100, India T 91 80 2852 0261 F 91 80 2852 0362 investors@infosys.com www.infosys.com

RESOLVED FURTHER THAT a Buyback Committee comprising the Chief Financial Officer, the Chief Legal Officer & Chief Compliance Officer and the Company Secretary of the Company be and is hereby constituted. The Buyback Committee is hereby authorized to do all such acts, deeds and things as may be necessary, expedient or proper with regard to the implementation of the Buyback, including, but not limited to, the following:

1.	To seek all regulatory approvals, if any.

2.

To initiate all necessary actions for preparation and amendments of notice to the general meeting or the postal ballot notice, as applicable, issue of the public announcement, letter of offer and other related documents;

3.

To intimate all necessary actions with respect to opening, operating and closure of necessary accounts including escrow account with a bank, issuing bank guarantee, availing banking credit facility from bank/s (non-fund based limits and/or fund based limits), or depositing acceptable securities with appropriate margin with the merchant bankers, entering into agreement(s);

4.	To decide and announce the Record Date and entitlement ratio for the purpose of Buyback.

5.	To file the public announcement, the certificates for declaration of solvency, letter of offer and other related documents;

6.

To make any corrections, amendments, deletions, additions to the public announcement advertisements, letter of offer or any other documents in relation to the Buyback and filing / publishing / submitting the revised public announcement and any other public notices or other documents in relation to the Buyback, as required by relevant authorities;

7.

To deal with Indian Stock Exchanges (including their clearing corporations) where the equity shares of the Company are listed, and to sign, execute and deliver such documents as may be necessary or desirable in connection with implementation of the Buyback using the “Mechanism for acquisition of shares through Stock Exchange” notified by SEBI vide circular CIR/CFD/POLICYCELL/1/2015 dated April 13, 2015 read with SEBI circular CFD/DCR2/CIR/P/2016/131 dated December 9, 2016 and SEBI circular SEBI/HO/CFD/DCRIII/CIR/P/2021/615 dated August 13, 2021 and SEBI/HO/CFD/PoD-2/P/CIR/2023/35 dated March 8, 2023 including any further amendments thereof.

8.

To give any information, explanation, declarations and confirmations in relation to the public announcement or the letter of offer and any other advertisements, as may be required by the relevant authorities including SEBI and U.S. Securities and Exchange Commission (“SEC”);

9.	To decide on the time-table from the opening of the offer till the extinguishment of the shares.

10.

To decide the ‘designated stock exchange’ for the Buyback for the implementation of the Buyback and making decisions in connection with and settlement of the remuneration for such persons/ intermediaries/agencies including the payment of commission, brokerage, fee, charges etc.

11.	To carry out management discussion and analysis on the likely impact of the Buyback on the Company’s earnings, public holdings, holdings of NRIs/FIIs, etc., and change in management structure.

INFOSYS LIMITED CIN: L85110KA1981PLC013115 44, Infosys Avenue Electronics City, Hosur Road Bengaluru 560 100, India T 91 80 2852 0261 F 91 80 2852 0362 investors@infosys.com www.infosys.com

12.	To withdraw, postpone or to decide not to proceed with the Buyback prior to publishing the public announcement for the Buyback;

13.	To address any queries that may arise in relation to the implementation of the Buyback;

14.	To sign and execute the documents as may be necessary with regard to the Buyback;

15.	To finalize the terms of the Buyback such as finalizing the date of opening and closing of the Buyback;

16.	To extinguish the share certificates and filing of certificates of extinguishment in connection with the Buyback on behalf of the Board, within the time limit specified under the Buyback Regulations;

17.	To make and file ‘Compliance Certificate’ as required under the Buyback Regulations;

18.	To establish Investor Service Centre/s;

19.

To verify offer/acceptances received, finalize the basis of acceptance, issue rejection letters, if any, make payment to the shareholders for the consideration for shares bought back pursuant to the Buyback, determine and make payment of taxed in connection with the Buyback;

20.	To file ‘Return of Buyback’ with Registrar of Companies, SEBI and other statutory authorities;

21.	To maintain ‘Register of Securities bought back’;

22.	To take appropriate action for the removal of difficulties if any and to decide on all matters in connection with or incidental to, the implementation of the Buyback;

23.	To authorize the merchant bankers, Registrar or other agencies appointed for the purpose of buyback to carry out any of the above activities;

24.

To sign, execute and deliver such documents as may be necessary or desirable in connection with or incidental to the Buyback including, but not limited to, certified copies of all resolutions passed by the Board in connection with the Buyback; and

25.	To do all such acts, deeds, matters and things as it may in its absolute discretion, deem necessary, expedient, usual or proper.

RESOLVED FURTHER THAT the Chief Executive Officer, the Chief Financial Officer, the Chief Legal Officer & Chief Compliance Officer and the Company Secretary of the Company be and is hereby authorized to represent the Company before the Ministry of Corporate Affairs, the SEBI, the SEC, the stock exchanges on which the Equity Shares of the Company are listed viz., the Stock Exchanges and the NYSE or any other agencies connected with the Buyback and to sign and submit all forms, letters, documents or other papers, including certified copies of all resolutions passed by the Board in connection with the Buyback that may be required for the implementation of the Buyback.

INFOSYS LIMITED CIN: L85110KA1981PLC013115 44, Infosys Avenue Electronics City, Hosur Road Bengaluru 560 100, India T 91 80 2852 0261 F 91 80 2852 0362 investors@infosys.com www.infosys.com

RESOLVED FURTHER THAT the Chief Executive Officer, the Chief Financial Officer, the Chief Legal Officer & Chief Compliance Officer and the Company Secretary of the Company be and are hereby authorised severally to do all such acts and things that may be necessary or incidental for signing and filing of forms, payment of fees etc. and to do all such other acts, things and deeds, as may be required for the aforesaid purpose.

RESOLVED FURTHER THAT the Buyback Committee be and is hereby authorized to do all such acts, deeds, matters and things as it may, in its absolute discretion deem necessary, expedient or proper, for the implementation of the Buyback, including but not limited to appointment of merchant bankers, brokers, lawyers, depository participants, escrow agents, bankers, advisors, registrars, scrutinizers, consultants, representatives, intermediaries, agencies, printers, advertisement agency, as may be required, for the implementation of the Buyback; carrying out incidental documentation as also to make applications to the appropriate authorities for requisite approvals and to initiate all necessary actions for preparation and issue of various documents, opening of accounts including issuing public announcement, extinguishment of share certificates and ‘Certificate of Extinguishment’ required to be filed in connection with the Buyback on behalf of the Board and such other undertakings, agreements, papers, documents and correspondence as may be necessary for the implementation of the Buyback to the SEBI, RBI, Government of India, SEC, BSE Limited (“BSE”) and National Stock Exchange of India Limited (“NSE”) (collectively referred to as “Indian Stock Exchanges”), New York Stock Exchange (“NYSE”), Registrar of Companies, Depositories and/or other authorities.

RESOLVED FURTHER THAT for the purpose of giving effect to this resolution and subject to applicable law and approval of the Buyback by the members, the Buyback Committee shall have the power and authority to accept and make any alteration(s), modification(s) to the terms and conditions, delegate all or any of the authorities conferred upon it to any officer(s) and/or representatives of the Company, in order to give effect to the aforesaid resolutions and to revoke and substitute such delegation / sub-delegation of authority from time to time as well as to give such directions as may be necessary or desirable, to settle any questions, difficulties or doubts that may arise and generally, to do all acts, deeds, matters and things as it may, in its absolute discretion, deem necessary, expedient, usual or proper in relation to or in connection with or for matters consequential to the Buyback without seeking any further consent or approval of the Board or otherwise to the end and intent that the Board shall be deemed to have given its approval thereto expressly by the authority of this resolution.

RESOLVED FURTHER THAT the quorum for a meeting of the Buyback Committee shall be any two members and the Buyback Committee may regulate its own proceedings and meet as often as required or decide through circular resolutions, to discharge its functions.

RESOLVED FURTHER THAT the Buyback Committee will report from time to time to the Board or its Committee the status/progress of actions taken by the Buyback Committee concerning the Buyback.

RESOLVED FURTHER THAT nothing contained hereinabove shall confer any right on the part of any member to offer, or any obligation on the part of the Company or the Board to buyback any shares and/or impair any power of the Company or the Board to terminate any process in relation to such Buyback if so permissible by law.

RESOLVED FURTHER THAT the Board confirms that it has made a full enquiry into the affairs and prospects of the Company and has formed the opinion –

INFOSYS LIMITED CIN: L85110KA1981PLC013115 44, Infosys Avenue Electronics City, Hosur Road Bengaluru 560 100, India T 91 80 2852 0261 F 91 80 2852 0362 investors@infosys.com www.infosys.com

1.

That immediately following the date of the board meeting held on September 11, 2025 and the date of the members’ resolution for approving the Buyback, there will be no grounds on which the Company can be found unable to pay its debts.

2.

That as regards the Company’s prospects for the year immediately following the date of the board meeting held on September 11, 2025 as well as for the year immediately following the date of passing of the members’ resolution and having regard to the Board’s intentions with respect to the management of the Company’s business during that year and to the amount and character of the financial resources, which will, in the Board’s view, be available to the Company during that year, the Company will be able to meet its liabilities as and when they fall due and will not be rendered insolvent within a period of one year from the date of the board meeting and also from the date of passing of the members’ resolution.

3.

In forming its opinion aforesaid, the Board has taken into account the liabilities (including prospective and contingent liabilities) as if the Company were being wound up under the provisions of the Act and the Insolvency and Bankruptcy Code, 2016, as amended.

RESOLVED FURTHER THAT the Board hereby confirms that:

1.	All the Equity Shares for Buyback are fully paid-up;

2.

Subject to applicable law, the Company shall not issue any shares or other specified securities including by way of bonus issue till the expiry of the Buyback Period, except in discharge of subsisting obligations through stock option schemes, or conversion of preference shares or debenture into Equity Shares. Relevant details and the potential impact of such subsisting obligations shall be disclosed in the public announcement;

3.	Subject to applicable law, the Company shall not raise further capital for a period of one year from the expiry of the Buyback Period, except in discharge of subsisting obligations;

4.

The Company, as per the provisions of Section 68(8) of the Act, will not make any further issue of the same kind of shares or other securities including allotment of new shares under Section 62(1)(a) of the Act or other specified securities within a period of six months after the completion of the Buyback except by way of bonus shares or equity shares issued in order to discharge subsisting obligations such as conversion of warrants, stock option schemes, sweat equity or conversion of preference shares or debentures into Equity Shares;

5.	The Company shall not buyback locked-in Equity Shares and non-transferable equity shares till the pendency of the lock-in or till the Equity Shares become transferable;

6.

The Company shall not buyback its equity shares from any person through negotiated deal whether on or off the stock exchanges or through spot transactions or through any private arrangement in the implementation of the Buyback;

7.

There are no defaults subsisting in the repayment of deposits, interest payment thereon, redemption of debentures or interest thereon or redemption of preference shares or payment of dividend or repayment of any term loans or interest payable thereon to any financial institution or banking company, as the case may be;

8.	That the Company has been in compliance with Sections 92, 123, 127 and 129 of the Act;

INFOSYS LIMITED CIN: L85110KA1981PLC013115 44, Infosys Avenue Electronics City, Hosur Road Bengaluru 560 100, India T 91 80 2852 0261 F 91 80 2852 0362 investors@infosys.com www.infosys.com

9.	That funds borrowed from Banks and Financial Institutions will not be used for the Buyback;

10.

The aggregate amount of the Buyback i.e. ₹ 18,000 crore (Rupees Eighteen Thousand crore only) does not exceed 25% of the total paid-up capital and free reserves of the Company as per the audited interim condensed standalone and the consolidated financial statements of the Company as on June 30, 2025;

11.

The number of equity shares proposed to be purchased under the Buyback i.e. 10,00,00,000 (Ten crore), does not exceed 25% of the total number of equity shares in the paid-up equity share capital as on June 30, 2025;

12.	The Company shall not make any offer of buyback within a period of one year reckoned from the date of expiry of the Buyback Period, subject to applicable laws;

13.

The Buyback will not be in contravention of Regulation 4(vii) of Buyback Regulations, i.e. the Company has not made the offer of Buyback within a period of one year reckoned from the date of expiry of buyback period of the preceding offer of buyback;

14.	There is no pendency of any scheme of amalgamation or compromise or arrangement pursuant to the provisions of the Act, as on date;

15.	The Company shall earmark and make arrangements for adequate sources of funds for the purpose of the Buyback in accordance with the Buyback Regulations;

16.	The Company will not directly or indirectly purchase its own Equity Shares: or other specified securities:
a.	Through any subsidiary company including its own subsidiary companies; or
b.	Through any investment company or group of investment companies.

17.	Consideration of the Equity Shares bought back by the Company will be paid only by way of cash;

18.	The Buyback will not result in delisting of the Equity Shares from BSE Limited and National Stock Exchange of India Limited (collectively, “Indian Stock Exchanges”);

19.

As on date, the ratio of the aggregate of secured and unsecured debts owed by the Company is not and shall not be more than twice the paid-up share capital and free reserves based on lower of the audited interim condensed standalone or consolidated financial statements of the Company as on June 30, 2025;

20.	The buyback offer shall not be withdrawn once the public announcement is made;

21.

The Company shall transfer from its free reserves or securities premium account and/ or such sources as may be permitted by law, a sum equal to the nominal value of the Equity Shares purchased through the Buyback to the capital redemption reserve account and the details of such transfer shall be disclosed in its subsequent audited financial statements;

22.

The Company shall ensure consequent reduction of its share capital post Buyback and the Equity Shares bought back by the Company will be extinguished and physically destroyed (if applicable) in the manner prescribed under the Buyback Regulations and the Act within the specified timelines; and

INFOSYS LIMITED CIN: L85110KA1981PLC013115 44, Infosys Avenue Electronics City, Hosur Road Bengaluru 560 100, India T 91 80 2852 0261 F 91 80 2852 0362 investors@infosys.com www.infosys.com

23.	The Company does not have any outstanding debt from lenders. Accordingly, the Company is not required to obtain the prior consent of its lenders for breach of any covenant with such lenders.

RESOLVED FURTHER THAT in terms of Buyback Regulations, in the event of non-fulfilment of the obligations under the Buyback Regulations by the Company, the escrow account in full or in part shall be forfeited and distributed pro rata amongst the security-holders who accepted the offer, and balance, if any, shall be utilized for investor protection in accordance with Buyback Regulations.

For Infosys Limited

A.G.S. Manikantha

Company Secretary

Membership No. A21918

INFOSYS LIMITED CIN: L85110KA1981PLC013115 44, Infosys Avenue Electronics City, Hosur Road Bengaluru 560 100, India T 91 80 2852 0261 F 91 80 2852 0362 investors@infosys.com www.infosys.com

EXTRACT OF THE RESOLUTION PASSED BY THE SHAREHOLDERS OF INFOSYS LIMITED THROUGH POSTAL BALLOT CONCLUDED ON NOVEMBER 4, 2025

Item no. 1: Approval for the Buyback of Equity Shares of the Company

RESOLVED THAT in accordance with Article 14 of the Articles of Association of the Company and the provisions of Sections 68, 69 and 70 and all other applicable provisions, if any, of the Companies Act, 2013, as amended (the “Act”), the Companies (Share Capital and Debentures) Rules, 2014, as amended (“Share Capital Rules”), the Companies (Management and Administration) Rules, 2014, as amended (“Management Rules”) and Securities and Exchange Board of India (Listing Obligations and Disclosure Requirements) Regulations, 2015, as amended (“LODR Regulations”), including any amendments, statutory modifications or re-enactments thereof, for the time being in force and in compliance with the Securities and Exchange Board of India (Buy-back of Securities) Regulations, 2018, as amended (the “Buyback Regulations”), subject to such other approvals, permissions and sanctions, as may be necessary, and subject to any modifications and conditions, if any, as may be prescribed by the appropriate authorities while granting such approvals, permissions, sanctions and exemptions, which may be agreed to by the Board of Directors of the Company (hereinafter referred to as the “Board”, which expression includes any committee duly constituted by the Board to exercise its powers, and/or the powers conferred by this resolution), and subject to such conditions and modifications as may be prescribed or imposed by such government, regulatory, statutory or appropriate authorities, the consent of the Members is hereby accorded for the buyback by the Company of its fully paid-up equity shares of face value of ₹ 5 (Rupee Five) each (“Equity Shares”), from the shareholders of the Company, as on the record date, to be determined by the Board / Buyback Committee (“Record Date”), on a proportionate basis, at a price of ₹1,800/- (Rupees One Thousand Eight Hundred only) per Equity Share (“Buyback Price”) and for an amount of ₹18,000 crore (Rupees Eighteen Thousand Crore only) (“Buyback Offer Size”), representing 24.31% and 21.68% of the aggregate of the total paid-up share capital and free reserves of the Company based on the latest audited interim condensed financial statements of the Company as at June 30, 2025 on a standalone basis and consolidated basis respectively (“Buyback”). The Buyback Offer Size does not include any expenses or transaction costs incurred or to be incurred for the Buyback, such as, brokerage, filing fees, advisory fees, intermediaries’ fees, public announcement, publication expenses, printing and dispatch expenses, applicable taxes such as securities transaction tax, goods and services tax, stamp duty etc. and other incidental and related expenses (“Transaction Costs”). The Buyback period shall commence from the date of declaration of results of the postal ballot for special resolution until the last date on which the payment of consideration for the Equity Shares bought back by the Company is made (“Buyback Period”), in accordance with, and consonance, with the provisions contained in the Buyback Regulations, the Act, Share Capital Rules, the Management Rules and the LODR Regulations.

RESOLVED FURTHER THAT the Board / Buyback Committee may, till 1 (one) working day prior to the Record Date, increase the Buyback Price and decrease the number of Equity Shares proposed to be bought back under the Buyback, such that there is no change in the Buyback Offer Size, in terms of Regulation 5(via) of the SEBI Buyback Regulations.

INFOSYS LIMITED CIN: L85110KA1981PLC013115 44, Infosys Avenue Electronics City, Hosur Road Bengaluru 560 100, India T 91 80 2852 0261 F 91 80 2852 0362 investors@infosys.com www.infosys.com

RESOLVED FURTHER THAT all equity shareholders of the Company as on Record Date will be eligible to participate in the Buyback, including holders of American Depositary Shares (“ADSs”) of the Company who cancel any of their ADSs and withdraw the underlying Equity Shares prior to the Record Date such that they become equity shareholders of the Company as on the Record Date. Such ADS holders will be able to re-deposit against the creation of ADSs any of such Equity Shares that are not tendered in the Buyback, or if tendered, are not accepted in the Buyback, subject to applicable law.

RESOLVED FURTHER THAT the Company, to the extent legally permissible, implement the Buyback using the “Mechanism for acquisition of shares through Stock Exchange pursuant to tender offers under Buyback pursuant to Tender-Offers under Takeovers, Buyback and Delisting’’ notified by Securities and Exchange Board of India (“SEBI”) vide circular CIR/CFD/POLICYCELL/1/2015 dated April 13, 2015 read with SEBI circular CFD/DCR2/P/2016/131 dated December 9, 2016, SEBI circular SEBI/HO/CFD/DCR-III/CIR/P/615 dated August 13, 2021 and SEBI circular SEBI/HO/CFD/PoD-2/P/CIR/2023/35 dated March 8, 2023, and such other circulars or notifications, as may be applicable, including any amendments thereof as amended (“SEBI Circulars”), and the Company shall approach BSE and/or the NSE for facilitating the same and subject to decision of the Board/Buyback Committee, one of BSE and NSE shall act as the designated stock exchange.

RESOLVED FURTHER THAT the Company shall implement the Buyback out of its free reserves and securities premium account of the Company or such other source as may be permitted by the Buyback Regulations or the Act, and the Buyback shall be undertaken through the tender offer route through the Indian stock exchanges, on such terms and conditions as the Board may deem fit.

RESOLVED FURTHER THAT it is hereby recorded that with the Buyback Offer Price and the Buyback Offer Size as approved above, the resultant Buyback Equity Shares shall be 10,00,00,000 (Ten crore) fully paid-up shares representing 2.41% of the fully paid-up share capital on a standalone basis.

RESOLVED FURTHER THAT the amount required by the Company for the Buyback is intended to be met out of the Company’s current surplus and/or cash balances and/or cash available from internal accruals and on such terms and conditions as the Board may decide from time to time at its absolute discretion.

RESOLVED FURTHER THAT the Company may buyback its Equity Shares from all the existing shareholders holding Equity Shares of the Company on a proportionate basis, provided that 15% of the number of Equity Shares which the Company proposes to Buyback or number of Equity Shares entitled as per the shareholding of small shareholders as defined under the Buyback Regulations (“Small Shareholders”), shall be reserved for the Small Shareholders, as prescribed under Regulation 6 of the Buyback Regulations and in case the shares tendered are less than the reservation the same shall be adjusted in the general category, in accordance with Buyback Regulations.

INFOSYS LIMITED CIN: L85110KA1981PLC013115 44, Infosys Avenue Electronics City, Hosur Road Bengaluru 560 100, India T 91 80 2852 0261 F 91 80 2852 0362 investors@infosys.com www.infosys.com

RESOLVED FURTHER THAT the Buyback of Equity Shares from non-resident members of the Company, including Foreign Corporate Bodies (including erstwhile Overseas Corporate Bodies), Foreign Institutional Investors (FIIs)/Foreign Portfolio Investors, members of foreign nationality, and ADS holders with underlying Equity Shares consequent to the withdrawal of such Equity Shares, if any, etc., shall be subject to the Foreign Exchange Management Act, 1999 and rules and regulations framed thereunder, if any, Income Tax Act, 1961 and rules and regulations framed thereunder, the Depository Receipts Scheme, 2014, as applicable, and shall be subject to such approvals if, and to the extent necessary or required from the concerned authorities including approvals from the Reserve Bank of India (“RBI”) under the Foreign Exchange Management Act, 1999 and the rules, regulations framed thereunder, if any, and such approvals shall be required to be taken by such non-resident shareholders.

RESOLVED FURTHER THAT the Buyback would be subject to the requirement of maintaining the minimum public shareholding, as specified in Regulation 38 of the LODR Regulations.

RESOLVED FURTHER THAT in terms of Regulation 9 of the Buyback Regulations, the Company shall open an escrow account, which may include, cash including bank deposits deposited with any scheduled commercial bank or bank guarantee created in favour of the manager to the Buyback in accordance with the Buyback Regulations.

RESOLVED FURTHER THAT in the event of non-fulfilment of the obligations under the Buyback Regulations by the Company, the monies deposited in the Escrow Account may be forfeited as per the terms of Regulation 9 of the Buyback Regulations, and the amount forfeited shall be deposited in the Investor Protection and Education Fund of the Securities and Exchange Board of India.

RESOLVED FURTHER THAT nothing contained hereinabove shall confer any right on the part of any member to offer, or any obligation on the part of the Company or the Board or the Buyback Committee to buyback any shares and/or impair any power of the Company or the Board or the Buyback Committee to terminate any process in relation to such Buyback if so permissible by law.

RESOLVED FURTHER THAT the Board be and is hereby authorized to do all such acts, deeds, matters and things as it may, in its absolute discretion deem necessary, expedient or proper, for the implementation of the Buyback, including but not limited to appointment of merchant bankers, brokers, lawyers, depository participants, escrow agents, bankers, advisors, registrars, scrutinizers, consultants, representatives, intermediaries, agencies, printers, advertisement agency, as may be required, for the implementation of the Buyback; carrying out incidental documentation as also to make applications to the appropriate authorities for requisite approvals and to initiate all necessary actions for preparation and issue of various documents, opening of accounts including issuing public announcement, extinguishment of share certificates and ‘Certificate of Extinguishment’ required to be filed in connection with the Buyback on behalf of the Board and such other undertakings, agreements, papers, documents and correspondence as may be necessary for the implementation of the Buyback to the SEBI, RBI, Government of India, U.S. Securities and Exchange Commission (“SEC”), BSE Limited (“BSE”) and National Stock Exchange of India Limited (“NSE”) (BSE and NSE collectively referred to as “Indian Stock Exchanges”), New York Stock Exchange (“NYSE”), Registrar of Companies, Depositories and/or other authorities.

INFOSYS LIMITED CIN: L85110KA1981PLC013115 44, Infosys Avenue Electronics City, Hosur Road Bengaluru 560 100, India T 91 80 2852 0261 F 91 80 2852 0362 investors@infosys.com www.infosys.com

RESOLVED FURTHER THAT for the purpose of giving effect to this resolution, the Board shall have the power and authority to accept and make any alteration(s), modification(s) to the terms and conditions, delegate all or any of the authorities conferred upon it to any officer(s) and/or representatives of the Company, in order to give effect to the aforesaid resolutions and to revoke and substitute such delegation / sub-delegation of authority from time to time as well as to give such directions as may be necessary or desirable, to settle any questions, difficulties or doubts that may arise and generally, to do all acts, deeds, matters and things as it may, in its absolute discretion, deem necessary, expedient, usual or proper in relation to or in connection with or for matters consequential to the Buyback without seeking any further consent or approval of the members or otherwise to the end and intent that the Board shall be deemed to have given its approval thereto expressly by the authority of this resolution.

//Certified true copy//

For Infosys Limited

A.G.S. Manikantha

Company Secretary

Membership No: A21918

INFOSYS LIMITED CIN: L85110KA1981PLC013115 44, Infosys Avenue Electronics City, Hosur Road Bengaluru 560 100, India T 91 80 2852 0261 F 91 80 2852 0362 investors@infosys.com www.infosys.com

Explanatory statement pursuant to Sections 102(1) and 110 of the Companies Act, 2013

Item No. 1 – Approval for the Buyback of Equity Shares of the Company

The Board, at its meeting held on April 18, 2024, reviewed and approved the capital allocation policy of the Company (“Capital Allocation Policy”) after taking into consideration the strategic and operational cash requirements of the Company in the medium term.

Effective from Financial year 2025, the Company expects to continue its policy of returning approximately 85% of the free cash flow cumulatively over a 5-year period through a combination of semi-annual dividends and/or share buyback/ special dividends, subject to applicable laws and requisite approvals, if any. The policy for the distribution of dividend also forms an integral part of the Capital Allocation Policy. Free cash flow is defined as net cash provided by operating activities less capital expenditure as per the consolidated statement of cash flows prepared under the International Financial Reporting Standards as issued by the International Accounting Standards Board (“IFRS”). Dividend and buyback include applicable taxes.

In line with the above Capital Allocation Policy and with an objective of enhancing member returns, the Board, at its meeting held on September 11, 2025, approved the proposal for recommending the Buyback for an aggregate amount of ₹ 18,000 crore (Rupees Eighteen Thousand Crore only) as contained in the resolution in this Postal Ballot Notice. Given the Company’s class of securities registered under Section 12 of the U.S. Securities Exchange Act of 1934, as amended, and the shareholding of U.S. residents by way of ADSs and Equity Shares, it was necessary for the Company to seek and obtain exemptive relief from the U.S. Securities and Exchange Commission (“SEC”) on certain aspects of the tender offer procedures, due to conflicting regulatory requirements between Indian and U.S. laws for tender offer buybacks, and the same has been obtained.

Since the Buyback is more than 10% of the total paid-up equity capital and free reserves of the Company, in terms of Section 68(2)(b) of the Act, it is necessary to obtain the consent of the members of the Company, to the Buyback, by way of a special resolution through general meeting or through postal ballot. Further, as per Section 110 of the Act read with Rule 22(16)(g) of the Companies (Management and Administration) Rules, 2014, the consent of the shareholders of the Company to the Buyback is required to be obtained by means of postal ballot. Accordingly, the Company is seeking your consent for the Buyback as contained in the special resolution. Requisite details relating to the Buyback are given below.

1.	Necessity for the Buyback

The Buyback is being undertaken by the Company after taking into account the strategic and operational cash needs in the medium term and the need for returning surplus funds to the members in an effective and efficient manner. The financial parameters / internal factors that shall be considered include, but are not limited to:

1.	Expected cash requirements of the Company towards working capital, capital expenditure in technology and infrastructure etc.;

2.	Investments required towards execution of the Company’s strategy;

3.	Funds required for any acquisitions that the Board may approve;

4.	Minimum cash required for contingencies or unforeseen events;

5.	Any other significant developments that require cash investments

The expected cash generation and strong balance sheet position of the Company allows it to reward its members, while retaining sufficient capital for business requirements. Since 2017, the Company has undertaken multiple buybacks, which, along with regular and special dividends has enabled the Company to distribute the surplus cash to shareholders in a predictable and efficient manner.

As of June 30, 2025, the Company had consolidated cash and investments (comprising of cash and cash equivalents, current and non-current investments excluding investments in equity and preference shares and others) of ₹ 45,204 crore.

The Buyback is being undertaken for the following reasons:

(a)	The Buyback will help the Company to return surplus cash to its members, in line with the stated Capital Allocation Policy;

(b)

The Buyback is expected to improve return on equity through distribution of cash and improve earnings per share by reduction in the equity base in the long term, thereby leading to long term increase in members’ value;

(c)

The Buyback gives an option to all the members of the Company as on the Record Date, either to sell their Equity Shares and receive cash or not to sell their Equity Shares and get a resultant increase in their percentage shareholding in the Company post the Buyback, without additional investment; and

(d)

The Buyback, which is being implemented through the Tender Offer route would involve allocating to the Small Shareholders the higher of: (a) the number of shares entitled as per their shareholding; or (b) 15% of the number of shares to be bought back, as per Regulation 6 of the Buyback Regulations. The Company believes that this reservation for small shareholders would benefit a large number of the Company’s public shareholders, who would be classified as “Small Shareholders”.

As per the stated Capital Allocation Policy, “Effective from financial year 2025, the Company expects to continue its policy of returning approximately 85% of the free cash flow cumulatively over a 5-year period through a combination of semi-annual dividends and/or share buyback/ special dividends, subject to applicable laws and requisite approvals, if any”. Under this policy, the Company expects to progressively increase its annual Dividend Per Share (excluding special dividend if any). In line with the above Capital Allocation Policy, the Buyback is expected to create long term value for the shareholders with a reduction in the equity base.

2.	Maximum amount required under the Buyback and its percentage of the total paid up capital and free reserves

The amount of funds required for the Buyback will aggregate to ₹ 18,000 crore (Rupees Eighteen Thousand Crore only), being 24.31% and 21.68% of the aggregate of the total paid-up share capital and free reserves of the Company on a standalone and consolidated basis, respectively, which is less than 25% of the aggregate of the total paid-up share capital and free reserves of the Company based on the latest audited interim condensed financial statements of the Company as at June 30, 2025 on a standalone basis and consolidated basis.

The Buyback Offer Size does not include any expenses or transaction costs incurred or to be incurred for the Buyback, such as, brokerage, filing fees, advisory fees, intermediaries’ fees, public announcement publication expenses, printing and dispatch expenses, applicable taxes such as securities transaction tax, goods and services tax, stamp duty etc. and other incidental and related expenses.

The funds for the implementation of the proposed Buyback will be sourced out of the free reserves and securities premium account of the Company or such other source as may be permitted by the Buyback Regulations or the Act. Borrowed funds from banks and financial institutions, if any, will not be used for the Buyback.

3.	Price at which the Equity Shares are proposed to be bought back and the basis of arriving at such price

The Equity Shares of the Company are proposed to be bought back at a price of ₹ 1,800/- (Rupees One Thousand Eight Hundred only) per Equity Share (“Buyback Price”). The Buyback Price has been arrived at after considering various factors including, but not limited to, the trends in the volume weighted average market prices of the Equity Shares on BSE Limited (“BSE”) and National Stock Exchange of India Limited (“NSE”) (collectively referred to as “Indian Stock Exchanges”) where the Equity Shares are listed, price earnings ratio, impact on other financial parameters and the possible impact of the Buyback on the earnings per Equity Share. Further, in accordance with Regulation 5(via) of the Buyback Regulations, the Board/Buyback Committee may increase the Buyback Price and decrease the number of Equity Shares proposed to be bought back provided that there is no change in the Buyback Offer Size, till one working day prior to the Record Date fixed for the purpose of Buyback.

In line with the recent market practice in relation to buybacks, the Buyback Price represents:

(i)

Premium of 15.60% and 16.99% to the volume weighted average market price of the Equity Shares on BSE and NSE, respectively, during the three months period ending September 8, 2025, being the date of the intimation to the stock exchanges regarding the proposal of buyback being considered at Board Meeting.

(ii)

Premium of 20.78% and 20.67% to the volume weighted average market price of the Equity Shares on BSE and NSE, respectively, during the two weeks period ending September 8, 2025, being the date of the intimation to the stock exchanges regarding the proposal of buyback being considered at Board Meeting.

(iii)

Premium of 25.64% and 25.62% over the closing price of the Equity Shares on BSE as well as NSE, respectively, as on September 8, 2025, being the date of intimation to the stock exchanges regarding the proposal of buyback being considered at Board Meeting.

4.	Maximum number of Equity Shares that the Company proposes to buyback

The indicative number of Equity Shares at the Buyback Price and the Buyback Offer Size bought back would be 10,00,00,000 (Ten crore) Equity Shares, comprising approximately 2.41% of the total paid-up equity share capital of the Company as of June 30, 2025 (on a standalone basis).

The Board / Buyback Committee may, till 1 (one) working day prior to the Record Date, increase the Buyback Price and decrease the number of Equity Shares proposed to be bought back under the Buyback, such that there is no change in the Buyback Offer Size, in terms of Regulation 5(via) of the SEBI Buyback Regulations.

5.	Method to be adopted for Buyback as referred to in Regulation 4(iv)(a) of the Buyback Regulations

The Buyback shall be on a proportionate basis (subject to the reservation for small shareholders (defined hereinafter) in accordance with the Buyback Regulations) through the “Tender Offer” route, as prescribed under the Buyback Regulations, to the extent permissible, and the “Mechanism for acquisition of shares through Stock Exchanges pursuant to Tender-Offers under Takeovers, Buyback and Delisting” as prescribed under the SEBI Circulars. The Buyback will be implemented in accordance with the Act read with the rules framed thereunder, the Buyback Regulations and on such terms and conditions as may be deemed fit by the Company.

As required under the Buyback Regulations, the Company will announce a record date for the Buyback (the “Record Date”) for determining the names of the shareholders holding Equity Shares of the Company who will be eligible to participate in the Buyback. The Record Date is expected to be on or around November 14, 2025. Consequent to approval of the Buyback, shareholders of the Company holding the Equity Shares as of the Record Date (“Eligible Shareholders”) will receive a letter of offer (the “Letter of Offer”) along with a tender/offer form indicating their entitlement.

The Equity Shares to be bought back is divided in two categories:

a.	Reserved category for small shareholders; and

b.	General category for all other shareholders.

As defined in Regulation 2(i)(n) of the Buyback Regulations, a “small shareholder” is a shareholder who holds equity shares whose market value, on the basis of closing price of shares on the recognised stock exchange having the highest trading volume, as on Record Date is not more than ₹ 2,00,000 (Rupees Two Lakhs only) (“Small Shareholders”).

In accordance with proviso to Regulation 6 of the Buyback Regulations, 15% of the number of Equity Shares which the Company proposes to buyback or such number of Equity Shares entitled as per the shareholding of Small Shareholders as on the Record Date, whichever is higher, shall be reserved for the Small Shareholders as part of this Buyback.

Based on the holding on the Record Date, the Company will determine the entitlement of each Eligible Shareholder to tender their shares in the Buyback. This entitlement for each Eligible Shareholder will be calculated based on the number of Equity Shares held by the respective shareholder as on the Record Date and the ratio of the Buyback applicable in the category to which such shareholder belongs (“Buyback Entitlement”). The Company believes that this reservation for small shareholders would benefit a large number of the Company’s public shareholders, who would be classified as “Small Shareholders”. Given that the promoters and members of the promoter group of the Company have expressed their intention not to participate in the Buyback, the Equity Shares held by members of the promoter/ promoter group shall not be considered for computing the entitlement ratio, in accordance with the proviso to Regulation 4(iv)(a) of the SEBI Buyback Regulations, and to that extent, the Eligible Shareholders will have a higher Buyback Entitlement ratio.

In accordance with Regulation 9(ix) of the Buyback Regulations, to ensure that the same shareholders with multiple demat accounts/ folios do not receive a higher entitlement under the Small Shareholder category, the Company will club together the Equity Shares held by such shareholders with a common PAN for determining the category (Small Shareholder or General) and entitlement under the Buyback. In case of joint shareholding, the Company will club together the Equity Shares held in cases where the sequence of the PANs of the joint shareholders is identical. In case of physical shareholders, where the sequence of PANs is identical, the Company will club together the Equity Shares held in such cases. Similarly, in case of physical shareholders where PAN is not available, the Company will check the sequence of names of the joint holders and club together the Equity Shares held in such cases where the sequence of name of joint shareholders is identical. The shareholding of institutional investors like mutual funds, pension funds/trusts, insurance companies etc., with common PAN will not be clubbed together for determining the category and will be considered separately, where these equity shares are held for different schemes and have a different demat account nomenclature based on information prepared by the Registrar and Transfer Agent as per the shareholders records received from the Depositories.

Shareholders’ participation in Buyback will be voluntary. Eligible Shareholder(s) holding Equity Shares of the Company can choose to participate and get cash in lieu of shares to be accepted under the Buyback or they may choose not to participate. Eligible Shareholder(s) holding Equity Shares of the Company may accept a portion or all of their entitlement. Eligible Shareholder(s) holding equity shares of the Company also have the option of tendering additional shares (over and above their entitlement) and participate in the shortfall created due to non-participation of some other shareholders, if any.

The maximum number of Equity Shares that may be tendered under the Buyback by any Eligible Shareholder cannot exceed the number of Equity Shares held by the shareholder as on the Record Date.

The Equity Shares tendered as per the entitlement by Eligible Shareholder(s) holding equity shares of the Company as well as additional shares tendered, if any, will be accepted as per the procedure laid down in Buyback Regulations. The settlement of the tendered Equity Shares under the Buyback will be done using the “Mechanism for acquisition of shares through Stock Exchange pursuant to tender offers under Buyback pursuant to Tender-Offers under Takeovers, Buyback and Delisting” notified pursuant to SEBI Circulars.

The Buyback of Equity Shares from non-resident members of the Company, including Foreign Corporate Bodies (including erstwhile Overseas Corporate Bodies), Foreign Institutional Investors (FIIs)/Foreign Portfolio Investors, members of foreign nationality, and ADS holders with underlying Equity Shares consequent to the withdrawal of such Equity Shares, if any, etc., shall be subject to the Foreign Exchange Management Act, 1999 (“FEMA”) and rules and regulations framed thereunder, if any, Income Tax Act, 1961 and rules and regulations framed thereunder, the Depository Receipts Scheme, 2014, as applicable, and shall be subject to such approvals if, and to the extent necessary or required from the concerned authorities including approvals from the Reserve Bank of India (“RBI”) under FEMA and the rules, regulations framed thereunder, if any, and such approvals shall be required to be taken by such non-resident shareholders.

All of the equity shareholders of the Company as on Record Date will be eligible to participate in the Buyback. Holders of American Depositary Shares (“ADSs”) of the Company will not be eligible to tender ADSs in the Buyback. In order for such ADS holders to participate in the Buyback, they must cancel all or the desired portion of their ADSs and withdraw the underlying Equity Shares prior to the Record Date such that they become equity shareholders of the Company as on the Record Date. Such ADS holders will be able to re-deposit against the creation of ADSs any of such Equity Shares that are not tendered in the Buyback, or if tendered, are not accepted in the Buyback.

Detailed instructions for participation in the Buyback (tender of Equity Shares in the Buyback) as well as the relevant timetable will be included in the Letter of Offer which will be sent in due course to the Eligible Shareholders.

SPECIAL NOTE FOR ADS HOLDERS – ACTION REQUIRED TO PARTICIPATE IN THE BUYBACK:

ADS holders will not be eligible to tender ADSs in the Buyback. However, consistent with disclosures previously made in the Company’s Form 20-F ADS holders can participate in the Buyback if such ADS holders cancel their respective ADSs and withdraw the underlying Equity Shares to become equity shareholders of the Company as on the Record Date. Therefore, to participate in the Buyback, ADS holders need to submit their desired number of ADSs to Deutsche Bank Trust Company Americas, as ADR depositary (the “Depositary”) for cancellation sufficiently prior to the Record Date and withdraw the underlying Equity Shares such that they are holding Equity Shares as of the Record Date. In order to hold Equity Shares, holders of ADSs will need to establish a depository account in India prior to the Record Date to receive the Equity Shares underlying the ADSs that are withdrawn from the ADS facility. See Section 12 below entitled “Additional Information for Holders of Company’s American Depositary Shares” for additional details concerning participation in the Buyback by ADS holders, including the process by which ADS holders can re-deposit into the depositary facility any Equity Shares that are withdrawn and not tendered in the Buyback or, if tendered, are not accepted in the Buyback.

6.	Time limit for completing the Buyback

The Buyback, subject to the regulatory consents and approvals, if any, is proposed to be completed within one year from the date of passing of special resolution by the Members as mentioned in the Postal Ballot Notice.

7.	Compliance with Section 68(2)(c) of the Companies Act, 2013 and Regulation 4(i) of the Buyback Regulations

The aggregate paid-up share capital and free reserves as at June 30, 2025 is ₹ 74,042 crore and ₹ 83,011 crore as per audited interim condensed standalone and consolidated financial statements, respectively, (i.e., the latest audited interim condensed financial statements available as on the date of the Board Meeting recommending the proposal of the Buyback, held on September 11, 2025). Under the provisions of the Act and the Buyback Regulations, the funds deployed for the Buyback cannot exceed 25% of the aggregate of fully paid-up share capital and free reserves of the Company as per audited interim condensed standalone and consolidated financial statements of the Company as on June 30, 2025, whichever is lower, i.e., ₹ 18,510 crore.

As per the latest audited interim condensed Balance Sheet of the Company as at June 30, 2025, the total paid-up equity capital and free reserves are as follows:

Particulars	Amount ( ₹ in crore) Standalone	Amount ( ₹ in crore) Consolidated
Total paid-up equity capital (A)	2,077	2,074
Free Reserves (B)	71,965	80,937
Total paid-up equity capital and free reserves (A) + (B)	74,042	83,011
Maximum amount permissible for buyback under Section 68 of the Companies Act, 2013, and Regulation 4(i) of Buyback Regulations i.e., lower of 25% of the total paid up capital and free reserves of standalone and consolidated financial statements	18,510

Based on the above, the Buyback Offer Size, i.e., ₹ 18,000 crore (Rupees Eighteen Thousand Crore only), is less than 25% of the total paid-up capital and free reserves of the Company, based on both standalone and consolidated financial statements of the Company.

Further, in terms of the Companies Act and Buyback Regulations, the number of Equity Shares that can be bought back in any financial year cannot exceed 25% (twenty-five percent) of the total Equity Shares in the total paid-up equity capital of the Company in that financial year.

The number of Equity Shares proposed to be purchased under the Buyback i.e., 10,00,00,000 Equity Shares, does not exceed 25% (twenty-five percent) of the total number of Equity Shares in the existing total paid-up equity share capital of the Company and the total paid-up equity capital of the Company as of June 30, 2025.

8.

The aggregate shareholding of the Promoters and Promoter Group, the Directors of the Promoter where Promoter is a Company and of directors and key managerial personnel of the Company as on the date of this Postal Ballot Notice

a.	The aggregate shareholding of the Promoters and Promoter Group as on the date of this Postal Ballot Notice:

Sr. No.	Name	Number of Equity Shares Held	Shareholding Percentage (%)
A. Promoters
1.	Sudha Gopalakrishnan	9,53,57,000	2.30
2.	Rohan Murty	6,08,12,892	1.46
3.	Nandan M Nilekani	4,07,83,162	0.98
4.	Akshata Murty	3,89,57,096	0.94
5.	Asha Dinesh	3,85,79,304	0.93
6.	Sudha N Murty	3,45,50,626	0.83
7.	Rohini Nilekani	3,43,35,092	0.83
8.	Dinesh Krishnaswamy	3,24,79,590	0.78
9.	S Gopalakrishnan	3,18,53,808	0.77
10.	Shreyas Shibulal	1,99,29,860	0.48
11.	Narayana Murthy	1,51,45,638	0.36
12.	Meghana Gopalakrishnan	1,48,34,928	0.36
13.	Nihar Nilekani	1,26,77,752	0.31
14.	Shruti Shibulal	87,05,651	0.21
15.	Janhavi Nilekani	85,89,721	0.21
16.	Deeksha Dinesh	76,46,684	0.18
17.	Divya Dinesh	76,46,684	0.18
18.	S D Shibulal	52,08,673	0.13
19.	Kumari Shibulal	49,45,935	0.12

Total (A)		51,30,40,096	12.35

B. Promoter group
20.	Milan Shibulal Manchanda	61,06,302	0.15
21.	Nikita Shibulal Manchanda	61,06,302	0.15
22.	Gaurav Manchanda	57,73,233	0.14
23.	Bhairavi Madhusudhan Shibulal	54,27,875	0.13
24.	Tanush Nilekani Chandra	33,56,017	0.08
25.	Ekagrah Rohan Murty	15,00,000	0.04
26.	Shray Chandra	7,19,424	0.02

Total (B)		2,89,89,153	0.70

Total (A+B)		54,20,29,249	13.05

b.	The aggregate shareholding of the directors of the Promoters, as on the date of this Postal Ballot Notice, where the promoter is a Company: The Company does not have any corporate promoter.

c.	The aggregate shareholding of the directors and key managerial personnel of the Company as on the date of this Postal Ballot Notice:

Sr. No.	Name	Designation	Number of Equity Shares Held	Shareholding Percentage (%)
A. Directors
1.	Nandan M. Nilekani	Chairman and Non-Executive and Non-Independent Director (Promoter)	4,07,83,162	0.98
2.	Salil Parekh	Chief Executive Officer and Managing Director	13,79,460	0.03
3.	D. Sundaram	Lead Independent Director	Nil	Nil
4.	Michael Gibbs	Independent Director	Nil	Nil
5.	Bobby Parikh	Independent Director	7,747	0.00
6.	Chitra Nayak	Independent Director	Nil	Nil
7.	Govind Iyer	Independent Director	Nil	Nil
8.	Helene Auriol Potier	Independent Director	Nil	Nil
9.	Nitin Paranjpe	Independent Director	Nil	Nil

Total (A)			4,21,70,369	1.02

B. Key managerial personnel
1.	Jayesh Sanghrajka	Chief Financial Officer	1,01,179	0.00
2.	Inderpreet Sawhney	Chief Legal Officer and Chief Compliance Officer	Nil	Nil
3.	A.G.S. Manikantha	Company Secretary	17,829	0.00
4.	Shaji Mathew	Chief Human Resources Officer	2,65,114	0.01
Total (B)			3,84,122	0.01

Total (A+B)			4,25,54,491	1.02

d.	The aggregate American Depositary Receipts (“ADRs”) held by the Directors and Key Managerial Personnel of the Company as on the date of this Postal Ballot Notice:

Sr. No.	Name	Designation	Number of ADRs Held	Shareholding Percentage (%)
1.	Inderpreet Sawhney	Chief Legal Officer and Chief Compliance Officer	1,90,008	0.00

Total			1,90,008	0.00

Note: Each ADR represents one underlying equity share

e.	The aggregate Restricted Stock Units (“RSUs”) and Employee Stock Options (“Options”) held by the directors and key managerial personnel of the Company as on the date of this Postal Ballot Notice:

Sr. No.	Name	Designation	Type of stock incentive	Unvested	Vested but not exercised
A. Director
1.	Salil Parekh	Chief Executive Officer and Equity RSUs Managing Director		3,78,164	—

Total (A)				3,78,164	—

B. Key managerial personnel
2.	Jayesh Sanghrajka	Chief Financial Officer	Equity RSUs	94,039	—
			Equity Options	53,020	6,876
3.	Inderpreet Sawhney	Chief Legal Officer and	ADR RSUs	1,82,327	—
		Chief Compliance Officer	ADR Options	1,36,060	—
4.	A.G.S. Manikantha	Company Secretary	Equity RSUs	7,364	—
			Equity Options	6,100	—
5.	Shaji Mathew	Chief Human Resources	Equity RSUs	60,820	—
		Officer	Equity Options	42,190	—

Total (B)				581,920	6,876

Total (A+B)				960,084	6,876

9.

No Equity Shares of the Company have been purchased/sold by any Promoter / Promoter Group, directors and key managerial personnel of the Company during the period from the six months preceding the date of the Board Meeting at which the Buyback was proposed and from the date of the Board Meeting till the date of this Postal Ballot Notice, except for the following transactions:

Sr. No.	Name	Aggregate no. of Equity Shares purchased or sold	Nature of Transaction	Maximum price per Equity Share (₹)		Date of maximum price	Minimum price per Equity Share (₹)		Date of minimum price
A. Promoter and Promoter Group
1.	Shruti Shibulal	59,68,113	Purchase	1,657.00		March 11, 2025	1,574.00		March 12, 2025
2.	Gaurav Manchanda	(59,68,113)	Sale	1,657.00		March 11, 2025	1,574.00		March 12, 2025
B. Directors
		3,19,207	Exercise of RSUs	5.00		May 28, 2025	5.00		May 28, 2025
3.	Salil Parekh	(25,500)	Sale	1,511.70		May 6, 2025	1,509.00		May 6, 2025
		(99,795)	Sale#	1,510.10		May 7, 2025	1,506.20		May 7, 2025
4.	Bobby Parikh	860	Purchase	1,596.64	*	June 13, 2025	1,596.64	*	June 13, 2025
C. Key managerial personnel
5.	Jayesh Sanghrajka	16,478	Exercise of RSUs	5.00		September 10, 2025	5.00		September 10, 2025
		(4,203)	Sale#	1,485.70		April 25, 2025	1,483.10		April 25, 2025
6.	A.G.S. Manikantha	1,622	Exercise of RSUs	5.00		August 20, 2025	5.00		August 20, 2025
7.	Shaji Mathew	8,206	Exercise of RSUs	5.00		September 10, 2025	5.00		September 10, 2025

#	Represents sale in connection with exercise of RSUs
*	Represents average purchase price

No ADRs of the Company have been purchased / sold by directors and key managerial personnel of the Company during the six months preceding the date of the Board Meeting at which the Buyback was proposed and from the date of the Board Meeting till the date of this Postal Ballot Notice, except for the following transactions:

Sr. No.	Name	Aggregate no. of RSUs and Options purchased or sold	Nature of Transaction	Maximum price per ADR		Date of maximum price	Minimum price per ADR		Date of minimum price
1.	Inderpreet Sawhney	31,520	Exercise of ADR RSUs	₹	5.00	August 27, 2025	₹	5.00	August 27, 2025

		(7,950)	Sale#		$18.02	May 2, 2025		$17.87	May 2, 2025

#	Represents sale in connection with exercise of RSUs

Details of RSUs and Options exercised by directors and key managerial personnel of the Company during the six months preceding the date of the Board Meeting at which the Buyback was proposed and from the date of Board Meeting till the date of this

Postal Ballot Notice:

Sr. No.	Name	Aggregate no. of RSUs and Options exercised	Nature of Transaction	Maximum price per Equity Share/ADR ( ₹)	Date of maximum price	Minimum price per Equity Share/ADR ( ₹)	Date of minimum price
1.	Salil Parekh	3,19,207	Exercise of RSUs	5.00	May 28, 2025	5.00	May 28, 2025
2.	Jayesh Sanghrajka	16,478	Exercise of RSUs	5.00	September 10, 2025	5.00	September 10, 2025
3.	A.G.S. Manikantha	1,622	Exercise of RSUs	5.00	August 20, 2025	5.00	August 20, 2025
4.	Shaji Mathew	8,206	Exercise of RSUs	5.00	September 10, 2025	5.00	September 10, 2025
5.	Inderpreet Sawhney	31,520	Exercise of ADR RSUs	5.00	August 27, 2025	5.00	August 27, 2025

10.	Intention of the Promoters, Promoter Group and persons in control of the Company to tender their Equity Shares in the Buyback:

In terms of the Buyback Regulations, under the tender offer route, the Promoter and Promoter Group have the option to participate in the Buyback. In this regard, the Promoter and Promoter Group of the Company have expressed their intention of not participating in the Buyback vide their letters dated September 14, 2025, September 16, 2025, September 17, 2025, September 18, 2025 and September 19, 2025. Accordingly, the disclosures as required as per paragraphs (viii) to the Schedule I of the SEBI Buyback Regulations are not applicable.

11.

The Company confirms that it has not accepted any deposits either before or after applicability of Companies Act, 2013. Further, the Company confirms that there are no defaults subsisting in the redemption of debentures or interest payment thereon or redemption of preference shares or payment of dividend due to any shareholder, or repayment of any term loans or interest payable thereon to any financial institution or banking companies.

12.	Additional Information for Holders of the Company’s American Depositary Shares

i.	Withdrawal of Equity Shares Underlying ADSs: Establishing an Indian Demat account (Subtype DR) and a Brokerage Account.

ADS holders will not be eligible to tender ADSs in the Buyback. In order for such holders to participate in the Buyback, they must become holders of Equity Shares as of the Record Date. They, therefore, need to (i) apply for and obtain a PAN from the Indian Income Tax Department to allow them to directly hold Equity Shares, (ii) establish an account with a bank, broker or other nominee in India sufficiently in advance of the Record Date to receive Equity Shares in electronic dematerialized form and set up a broker account in India to effect the transactions in the Equity Shares (an “Indian Demat account (Subtype DR) and a Brokerage Account”) prior to the Record Date, (iii) submit their desired number of ADSs to the Depositary for cancellation along with proper cancellation instructions in each case sufficiently in advance of the Record Date (which Record Date is expected to be on or around November 14, 2025, provided the Buyback is approved by the shareholders) and withdraw the underlying Equity Shares such that they are holding Equity Shares of the Company as of the Record Date, and (iv) tender into the Buyback any or all such withdrawn Equity Shares in accordance with the terms of the Buyback when the Tendering Period for the Buyback (“Tendering Period”) commences.

Each ADS holder who wishes to cancel their ADSs and receive the Equity Shares represented thereby will be responsible for setting up its own Indian Demat account (Subtype DR) and a Brokerage Account, including providing any necessary documentation and incurring any fees, charges and expenses in connection therewith. ADS holders may contact any BSE and NSE registered stock broker for this purpose.

ADS holders can apply for a PAN with the Indian Income Tax Department through an online Form 49A at https://www. onlineservices.nsdl.com/paam/endUserRegisterContact.html, and following the instructions set forth therein. The process for obtaining a PAN includes, among other things, physical mailing of documentation to and from the Income Tax Department. Accordingly, ADS holders who may wish to participate in the Buyback are encouraged to apply for a PAN as soon as possible.

The Company has been advised that the time for establishing an Indian Demat account (Subtype DR) and a Brokerage Account (including obtaining a PAN and completing necessary “know your customer” and other documentation) typically takes 21-35 calendar days but ultimately depends on various factors, including the time to complete the requisite documentation, verification of the documentation and governmental agency response time. The Company has been further advised that ADS holders who have established an Indian Demat account (Subtype DR) and a Brokerage Account, delivered their desired number of ADSs to the Depositary for cancellation and provided the Depositary with proper Equity Share delivery instructions would typically receive Equity Shares underlying their ADSs within 2 to 3 business days after their ADSs have been cancelled (but ADS holders are advised to allow additional time to ensure that such withdrawal and delivery is completed prior to the Record Date). Keeping in view the aforementioned timelines and that the Record Date is expected to be on or around November 14, 2025 (provided the Buyback is approved by the shareholders), ADS holders have approximately 49 calendar days from the date of this Postal Ballot Notice being publicly available to take such steps (including establishing an Indian Demat account (Subtype DR) and a Brokerage Account, obtaining a PAN from the Indian authorities and withdrawing Equity Shares underlying their ADSs) as may be required to hold Equity Shares as on the Record Date. Accordingly, ADS holders who may wish to participate in the Buyback are encouraged to commence the process to obtain a PAN and establish an Indian Demat account (Subtype DR) and a Brokerage Account as soon as possible.

A registered ADS holder (“Registered ADS Holder”) may surrender such ADSs to the Depositary for cancellation along with a written order directing the Depositary to cause the Equity Shares represented by the ADSs to be withdrawn and delivered to an Indian Demat account (Subtype DR) and a Brokerage Account designated by such Registered ADS Holder (such order being the “Withdrawal Order”). Persons holding their ADSs through a bank, broker or other nominee (“Street Name ADS Holders”) must request such bank, broker or other nominee to surrender the ADSs to be cancelled and provide the Depositary with the Withdrawal Order including an authorized broker ADS cancellation instruction letter in a form to be provided by the Depositary. ADS Holders also must provide their email address to the Indian depositories as part of their process of establishing an Indian Demat account (Subtype DR) and Brokerage Account so that following the Record Date such ADS Holders who are determined to be Eligible Shareholders can receive electronic distributions of tender offer materials. The Depositary has agreed to waive the ADS cancellation fee that would otherwise be payable in connection with the Buyback. However, if any Equity Shares not tendered or tendered but not accepted in the Buyback are redeposited more than 30 days after expiration of the Tendering Period, the ADS cancellation fee would be applicable. Registered ADS Holders should contact the Depositary (adr.db.com or +1 212 250 9100) directly to effect a cancellation of their ADSs; Street Name ADS Holders should contact their bank, broker or other nominee for information on how to effect a cancellation of their ADSs.

ADS holders who cancel any ADSs and withdraw the underlying Equity Shares, such that they become holders of Equity Shares as of the Record Date will then be allocated an entitlement that is dependent on the number of Equity Shares held as of the Record Date.

ADS holders are reminded that the Depositary will not assist ADS holders or other persons in establishing Indian Demat account (Subtype DR) and a Brokerage Accounts, applying for or obtaining a PAN or any other matter other than making delivery of the Equity Shares underlying cancelled ADSs to the account designated by the holder of the ADSs being cancelled. ADS holders who propose to open a new DR Subtype account should contact any local Indian bank/broker, and will need to ensure that they can complete the required steps in a timely manner to ensure shares are received prior to the Record Date in order to participate in the Buyback.

ii.	Re-Deposit of Withdrawn Equity Shares.

Equity Shares trade on the NSE and the BSE and cannot be traded on the NYSE. There is no guarantee that any ADS holder who submits ADSs for cancellation and withdrawal of the underlying Equity Shares will have any or all of such Equity Shares accepted in the Buyback. The Company had received an intimation from the SEBI in 2017 that the Depository Receipt Scheme, 2014 issued by the Government of India was presently in vogue. Since Depository Receipt Scheme, 2014 has not been amended with respect to conversion or reconversion of the depository receipts, the same advice holds true. In terms of the scheme, the conversion of ADSs into Equity Shares and vice versa is available to the Company. Accordingly, the re-deposit of the withdrawn Equity Shares against the creation of ADS will be in accordance with the provisions of the Depository Scheme, 2014 and the terms of the ADSs. If an ADS holder withdraws Equity Shares underlying his or her ADSs after the ADS postal ballot cut-off date and prior to the last date of the Tendering Period, such ADS holder will be able to re-deposit against the creation of ADSs any of such Equity Shares that are not tendered in the Buyback, or if tendered, are not accepted in the Buyback, and receive in return ADSs representing such re-deposited Equity Shares if such ADS holder has such Equity Shares delivered to the Custodian for the Depositary (along with ADS issuance instructions) on or prior to 30 days after expiration of the Tendering Period. The Depositary has agreed to waive the ADS issuance fee that would otherwise be payable in connection with the issuance of ADSs representing such re-deposited Equity Shares during such 30-day period.

Withdrawn Equity Shares for which the aforementioned re-deposit does not occur and / or instruction is not given within such 30-day period, as well as Equity Shares withdrawn prior to the ADS postal ballot cut-off date or after the last day of the Tendering Period, may only be re-deposited against the creation of ADSs to the extent a specified maximum number of outstanding ADSs would not be exceeded. Accordingly, the Company cannot assure ADS holders that such Equity Shares will be able to be re-deposited against the creation of ADSs. In addition, in these circumstances, the ADS issuance fee would not be waived with respect to the issuance of ADSs representing such Equity Shares.

iii.	Buyback Price and Foreign Exchange Considerations.

The Buyback Price will be paid in Indian rupees. Fluctuations in the exchange rate between the Indian rupee and the U.S. dollar will affect the U.S. dollar equivalent of the Buyback Price and Buyback amount. ADS holders are urged to obtain current exchange rate information before making any decision with respect to the Buyback.

iv.	Tax and Regulatory Considerations.

The withdrawal of Equity Shares underlying ADSs, the re-deposit of Equity Shares not tendered or not accepted in the Buyback against the creation of ADSs, and the sale in the Buyback of Equity Shares withdrawn may have various tax implications in India, the United States, and other jurisdictions that differ from, and may be substantially more onerous than, those that would be applicable to sales of ADSs on the NYSE. Such tax implications could vary depending on several factors, including the period of holding the securities, the residential status of the holder, the classification of the holder, the nature of the income earned, etc.

a.	India

Withdrawal and Re-Deposit of Equity Shares by ADS Holders: While there are arguments in favour that withdrawal of Equity Shares underlying ADSs should not be subject to Indian capital gains tax, this view is not free from doubt as the law is not very clear on this aspect. In addition, because of the very limited precedent, whether the re-deposit of Equity Shares against the creation of ADSs is subject to Indian taxation is particularly unclear. The Company cannot assure ADS holders that tax will not be imposed or whether the bank, broker or other nominee in India with whom individual ADS holders establish an Indian Demat account (Subtype DR) and a Brokerage Account will withhold taxes in connection with the re-deposit of such Equity Shares. In light of the foregoing, ADS holders are advised to consult their legal, financial and tax advisors and the bank, broker or other nominee in India with whom they intend to establish an Indian Demat account (Subtype DR) and a Brokerage Account to understand the potential implications of a withdrawal and re-deposit of Equity Shares prior to their making a request to the Depositary to effect the withdrawal of the Equity Shares underlying their respective ADSs.

In addition to the foregoing Indian taxation considerations, ADS holders should consider potential taxation under the laws of their country of residency and other jurisdictions in which they may be subject to taxation arising out of the withdrawal and re-deposit of Equity Shares.

b.	United States

i.	Withdrawal and Re-Deposit of Equity Shares by ADS Holders.

For U.S. federal income tax purposes, ADS holders generally will be treated as the owners of Equity Shares underlying such ADSs. Accordingly, withdrawing Equity Shares underlying ADSs and re-depositing Equity Shares that are not tendered in the Buyback, or if tendered, re-depositing Equity Shares that are not accepted in the Buyback generally will not be subject to U.S. federal income tax. For further information on the U.S. federal income tax consequences relevant to U.S. holders (as defined therein) of ADSs and / or Equity Shares, please see the Company’s Form 20-F.

ii.	Tendering Equity Shares in the Buyback.

Important information on the tax treatment relevant to tendering Equity Shares in the Buyback will be set forth in a Form 6-K to be furnished by the Company with the SEC on or about the date of this Postal Ballot Notice, as well as in the Letter of Offer to be distributed with respect to the Buyback. ADS holders are advised to review such tax considerations set forth in the above-referenced Form 6-K prior to their making a request to the Depositary to effect the withdrawal of the Equity Shares underlying their respective ADSs.

Each ADS holder should consult their own tax advisor with respect to the federal, state and local tax consequences of withdrawing and re-depositing equity shares, as well as the tax consequences of participating in the buyback.

Please refer to https://www.infosys.com/investors/shareholder-services/buyback-2025.html for tax related information for participation in the Buyback.

v.	Further Information.

ADS holders are advised to consult their own legal, financial and tax advisors prior to surrendering their ADSs for cancellation, requesting that the Depositary effect withdrawal of Equity Shares, and / or participating in the Buyback, including, without limitation, advice related to any related regulatory approvals and other tax considerations, including those in India, U.S. and other relevant jurisdictions. ADS holders who require additional information on participation of ADS holders in the Buyback should contact the bank, broker or other nominee utilized in setting up their Indian Demat account (Subtype DR) and a Brokerage Account. ADS holders who require additional information on surrendering their ADSs for cancellation and withdrawal of the Equity Shares represented thereby should contact the entity with whom they hold their ADSs.

13. Additional Information Pursuant to U.S. Law

The Buyback for the outstanding Equity Shares of the Company described herein has not yet been approved by the Company’s shareholders and, accordingly, has not yet commenced. This communication is provided for informational purposes only and is neither an offer to purchase nor a solicitation of an offer to sell any securities of the Company pursuant to the Company’s Buyback or otherwise. If the Buyback is approved by the Company’s shareholders, any offers to purchase or solicitations of offers to sell will be made pursuant to a Tender Offer Statement on Schedule TO (including the Letter of Offer and other documents relating to the tender offer) which will be filed with the SEC by the Company. The Company’s security holders are advised to carefully read these documents, any amendments to these documents and any other documents relating to the Buyback that are filed with the SEC in their entirety prior to making any decision with respect to the Company’s Buyback because these documents contain important information, including the terms and conditions of the offer. The Company’s security holders may obtain copies of these documents (when they become available) and other documents filed with the SEC for free at the SEC’s website at www.sec.gov or from the Company’s Investor Relations department at sharebuyback@infosys.com.

14. Note on Taxation

Members may note that the Income-tax Act, 1961, (“the IT Act”) as amended by the Finance (No. 2) Act, 2024, the entire consideration paid by company to its shareholders on Buyback of shares shall be considered as dividend. In this regard, a new clause (f) has been inserted in section 2(22) of the IT Act, which provides that “Dividend” includes any payment by a company on purchase of its own shares from a shareholder in accordance with the provisions of section 68 of the Companies Act, 2013. As per the amendment provisions, any consideration paid to shareholders on account of a buy-back of shares on or after October 01, 2024 shall be dividend income and is taxable in the hands of the shareholders.

Section 46A of the IT Act which provides for capital gains taxation in the hands of the shareholders upon buy-back of shares by the company is amended with effect from October 01, 2024 which states that in the case of buy-back of shares, the consideration received by the shareholder will be deemed to be Nil for the purpose of computing capital gains. Consequently, a capital loss will arise in the hands of the shareholder equivalent to the cost of acquisition of the shares bought back.

The Company shall be required to deduct tax at source (TDS) or withholding of taxes (WHT) at the time of making the payment of total buyback consideration to shareholders which will be treated as dividend under the IT Act. To enable us to determine the appropriate TDS/WHT rate as applicable, members are requested to submit relevant documents, as specified in the below paragraphs, in accordance with the provisions of the IT Act.

The residential status of the shareholders would be taken as per the information available with the depositories (NSDL/CDSL) or the Registrar and Share Transfer Agent (KFin Technologies Limited) as on Record Date for the Buyback 2025.

For resident shareholders, taxes shall be deducted at source under Section 194 of the IT Act as follows:

Members having valid Permanent Account Number (PAN)	10%* or as notified by the Government of India (GOI)
Members not having PAN / valid PAN	20% or as notified by the GOI

*

As per Section 139AA of the IT Act, every individual person who has been allotted a PAN and who is eligible to obtain Aadhaar, shall be required to link the PAN with Aadhaar. In case of failure to comply with this, the PAN allotted shall be deemed to be invalid / inoperative and he shall be liable to all consequences under the IT Act and tax shall be deducted at the higher rates as provided in section 206AA of the IT Act, 1961 i.e., 20% of tax deduction at source.

However, no tax shall be deducted on the amount of buyback consideration as dividend payable to resident individual shareholders if the total of all dividend and buyback proceeds as dividend to be received by them during financial year 2025-2026 does not exceed in aggregate ₹ 10,000. Further no tax shall be deducted in cases where individual shareholder provide Form 15G / Form 15H (Form 15G is applicable to resident individual shareholders and Form 15H is applicable to resident individual shareholders aged 60 years or more), subject to conditions specified in the IT Act. If during the financial year 2025-2026 above mentioned Forms become invalid then tax would be deducted on total payments made during the financial year 2025-2026 from the buyback consideration. PAN is mandatory for members providing Form 15G / 15H or any other document as mentioned above. Resident shareholders may also submit any other document under any provisions of the IT Act to claim a lower / nil withholding of tax. Shareholders may also provide a Lower Tax Deduction Certificate (LTDC) certificate issued by the Income Tax Department under Section 197 or any other section of the IT Act, which authorizes company to deduct TDS at a lower rate instead of the standard prescribed rate under the IT Act.

For non-resident shareholders, taxes are required to be withheld (WHT) in accordance with the provisions of Section 195 or 196D or any other applicable sections of the IT Act, at the rates in force on the buyback consideration as dividend. The withholding tax shall be at the rate of 20% (plus applicable surcharge and cess) or as notified by the GOI on the amount of buyback consideration payable as dividend. Shareholders may also provide a Lower Tax Deduction Certificate (LTDC) certificate issued by the Income Tax Department under Section 195 or any other section of the IT Act, which authorizes company to deduct TDS at a lower rate instead of the standard prescribed rate under the IT Act. However, as per Section 90 of the IT Act, non-resident shareholders can avail the provisions of the certain Double Tax Avoidance Agreement (DTAA) provided they satisfy conditions such as non-applicability of the General Anti-Avoidance Rule (“GAAR”), read with Multilateral Instrument (MLI), between India and the country of tax residence of the shareholders, if such DTAA has beneficial provisions with respect to buyback consideration which are considered payable as dividend and shareholders fulfilled all requirements of DTAA. For this purpose, i.e., to avail the benefits under the DTAA read with MLI, non-resident shareholders will have to provide all the following documents:

•	Copy of the PAN card allotted by the Indian income tax authorities duly attested by the shareholders or details as prescribed under rule 37BC of the Income-tax Rules, 1962 in absence of PAN Card.

•	Copy of the Tax Residency Certificate for financial year 2025-2026 obtained from the revenue or tax authorities of the country of tax residence, duly attested by shareholders/authorized signatory

•

Electronic Form 10F as per notification no. 03/2022 dated July 16, 2022 issued by the Central Board of Direct Tax. Notification can be read under notification-notification-no-3-2022-systems.pdf (incometaxindia.gov.in). Form 10F can be obtained electronically through the e-filing portal of the income tax website at https://www.incometax.gov.in/iec/foportal.

•	Self-declaration by the shareholders of having no permanent establishment in India in accordance with the applicable tax treaty

•	Self-declaration of beneficial ownership by the non-resident shareholder

•	Self-declaration of fulfilling all conditions of tax treaty for been eligible to claim benefit of the tax treaty (DTAA) read with Multilateral Instrument (MLI).

•	Any other documents as prescribed under the IT Act for lower withholding of taxes, if applicable, duly attested by the shareholders

Kindly note that extending the benefit of tax treaty would depend on the documents submitted.

The aforementioned documents are required to be sent to the registered office of Infosys Limited at below address.

Infosys Limited

No. 44, Infosys Avenue,

Hosur Road, Electronics City,

Bengaluru,

Karnataka – 560100

Attention: Company Secretary

Subject: Infosys Buyback 2025 – Buyback Tax Documents

The Company will enable more options to facilitate shareholders to submit the aforementioned documents. The details of the same will be provided in the Letter of Offer.

Members are requested to visit https://www.infosys.com/investors/shareholder-services/buyback-2025.html for more instructions and information on this subject. No communication and documents would be accepted from members after last date of tendering of the offer. Shareholders may write to buyback.tax@infosys.com for any clarifications on this subject.

Shareholders with PAN can check their tax credit in Form 26AS from the e-filing account at https://www.incometax.gov.in/iec/foportal or “View Your Tax Credit” on https://www.tdscpc.gov.in.

15.	The Board has confirmed that it has made a full enquiry into the affairs and prospects of the Company and has formed the opinion:

a)

That immediately following the date of the board meeting held on September 11, 2025 and the date of the members’ resolution for approving the Buyback, being November 4, 2025, there will be no grounds on which the Company can be found unable to pay its debts.

b)

That as regards the Company’s prospects for the year immediately following the date of the board meeting held on September 11, 2025 as well as for the year immediately following the date of passing of the members’ resolution, being November 4, 2025, and having regard to the Board’s intentions with respect to the management of the Company’s business during that year and to the amount and character of the financial resources, which will, in the Board’s view, be available to the Company during that year, the Company will be able to meet its liabilities as and when they fall due and will not be rendered insolvent within a period of one year from the date of the board meeting and also from the date of passing of the members’ resolution, being November 4, 2025.

c)

In forming its opinion aforesaid, the Board has taken into account the liabilities (including prospective and contingent liabilities) as if the Company were being wound up under the provisions of the Act and the Insolvency and Bankruptcy Code, 2016, as amended.

16.	Report addressed to the Board by the Company’s Auditors on the permissible capital payment and the opinion formed by directors regarding insolvency:

The text of the Report dated September 11, 2025 received from Deloitte Haskins & Sells LLP, the Statutory Auditors of the Company, addressed to the Board of Directors of the Company is reproduced below:

REF: IL/2025-26/29

AUDITOR’S REPORT

To,

The Board of Directors,

Infosys Limited

No. 44, Infosys Avenue,

Hosur Road, Electronics City,

Bengaluru,

Karnataka – 560100

Dear Sir/Madam,

Re: Statutory Auditor’s Report in respect of proposed buyback of equity shares by Infosys Limited (the “Company”) in terms of Clause (xi) of Schedule I of the Securities and Exchange Board of India (Buy-Back of Securities) Regulations, 2018, as amended (the “Buyback Regulations”)

1.	This Report is issued in accordance with the terms of our engagement letter dated July 10, 2025.

2.

The Board of Directors of the Company have approved a proposal for buyback of equity shares by the Company (subject to the approval of its shareholders) at its Meeting held on September 11, 2025 in pursuance of the provisions of Sections 68, 69 and 70 of the Companies Act, 2013, as amended (the “Act”) and the Buyback Regulations.

3.

We have been requested by the Management of the Company to provide a report on the accompanying “Statement of Permissible Capital Payment as at June 30, 2025” (‘Annexure A’) (hereinafter referred to as the “Statement”). This Statement has been prepared by the Management of the Company, which we have initialled for the purposes of identification only.

Management’s Responsibility

4.

The preparation of the Statement in accordance with Section 68(2)(c) of the Act, the Regulation 4(i) of the Buyback Regulations and the compliance with the Buyback Regulations, is the responsibility of the management of the Company, including the computation of the amount of the permissible capital payment, the preparation and maintenance of all accounting and other relevant supporting records and documents. This responsibility includes the design, implementation and maintenance of internal controls relevant to the preparation and presentation of the Statement and applying an appropriate basis of preparation; and making estimates that are reasonable in the circumstances.

Auditor’s Responsibility:

5.	Pursuant to the requirements of the Buyback Regulations, it is our responsibility to provide a reasonable assurance that:

i.

we have inquired into the state of affairs of the Company in relation to the audited interim condensed standalone and consolidated financial statements as at and for the three months ended June 30, 2025;

ii.

the amount of permissible capital payment for the proposed buyback of equity shares as stated in Annexure A, has been properly determined considering the audited interim condensed standalone and consolidated financial statements as at and for the three months ended June 30, 2025 in accordance with Section 68(2)(b) and 68(2)(c) of the Act, Regulation 4(i) and Regulation 5(i)(b) of the Buyback Regulations; and

iii.

the Board of Directors of the Company, in their Meeting held on September 11, 2025 have formed the opinion as specified in Clause (x) of Schedule I to the Buyback Regulations, on reasonable grounds and that the Company will not, having regard to its state of affairs, be rendered insolvent (in terms of the Companies Act, 2013 and/or the Insolvency and Bankruptcy Code 2016, each as amended) within a period of one year from the date of passing the board resolution dated September 11, 2025 as well as for a period of one year immediately following the date of passing of the shareholders’ resolution with regard to the proposed buyback.

6.

The interim condensed standalone and consolidated financial statements referred to in paragraph 5 above, have been audited by us, on which we have issued an unmodified audit opinion vide our report dated July 23, 2025. We conducted our audit of the interim condensed standalone and consolidated financial statements in accordance with the Standards on Auditing specified under Section 143(10) of the Act and other applicable authoritative pronouncements issued by the Institute of Chartered Accountants of India (“ICAI”). Those Standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.

7.

We conducted our examination of the Statement in accordance with the Guidance Note on Audit Reports and Certificates for Special Purposes (Revised 2016), issued by the ICAI (the “Guidance Note”) and Standards of Auditing specified under Section 143(10) of the Act, in so far as applicable for the purpose of this certificate. The Guidance Note requires that we comply with the ethical requirements of the Code of Ethics issued by the ICAI.

8.

We have complied with the relevant applicable requirements of the Standard on Quality Control (SQC) 1, Quality Control for Firms that Perform Audits and Reviews of Historical Financial Information, and Other Assurance and Related Services Engagements.

Opinion

9.	Based on inquiries conducted and our examination as above, we report that:

i.

We have inquired into the state of affairs of the Company in relation to its audited interim condensed standalone and consolidated financial statements as at and for the three months ended June 30, 2025, which have been approved by the Board of Directors of the Company on July 23, 2025.

ii.

The amount of permissible capital payment towards the proposed buy back of equity shares as computed in the Statement attached herewith, as Annexure A, in our view has been properly determined in accordance with the provisions of Section 68 (2)(b) and Section 68 (2)(c) of the Act and Regulation 4(i) and Regulation 5(i)(b) of the Buyback Regulations. The amounts of share capital and free reserves have been extracted from the audited interim condensed standalone and consolidated financial statements of the Company as at and for the three months ended June 30, 2025.

iii.

The Board of Directors of the Company, at their meeting held on September 11, 2025 have formed their opinion as specified in clause (x) of Schedule I to the Buyback Regulations, on reasonable grounds and that the Company having regard to its state of affairs, will not be rendered insolvent (in terms of the Companies Act, 2013 and/or the Insolvency and Bankruptcy Code 2016, each as amended) within a period of one year from the date of passing the Board Resolution dated September 11, 2025 as well as for a period of one year immediately following the date of passing of the shareholders’ resolution with regard to the proposed buyback.

Restriction on Use

10.

This report has been issued at the request of the Company solely for use of the Company (i) in connection with the proposed buyback of equity shares of the Company as mentioned in paragraph 2 above, (ii) to enable the Board of Directors of the Company to include in the explanatory statement to the notice for the special resolution, public announcement, and other documents pertaining to buyback to be sent to the shareholders of the Company or filed with (a) the Registrar of Companies, Securities and Exchange Board of India, stock exchanges, and any other regulatory authority as per applicable law and (b) the Central Depository Services (India) Limited, National Securities Depository Limited and (iii) and for providing to the Merchant Bankers (the “Managers”) in connection with the proposed buyback of equity shares of the Company for onward submission to relevant authorities in pursuance to the provisions of Sections 68 and other applicable provisions of the Act and the Buyback Regulations, and may not be suitable for any other purpose. This report should not be used for any other purpose without our prior written consent. Accordingly, we do not accept or assume any liability or any duty of care for any other purpose or to any other person to whom this report is shown or into whose hands it may come without our prior consent in writing.

For DELOITTE HASKINS & SELLS LLP

Chartered Accountants (Firm’s Registration No. 117366W/W-100018)

Sd/-

Vikas Bagaria

Partner

Membership No. 060408

UDIN: 25060408BMOCJM1934

Place: Bengaluru

Date: September 11, 2025

Annexure A - Statement of Permissible Capital Payment

Computation of amount of permissible capital payment (including premium) towards buyback of equity shares in accordance with Section 68(2)(b) and Section 68(2)(c) of the Companies Act, 2013, as amended (“the Act”), and Securities and Exchange Board of India (Buy-Back of Securities) Regulations, 2018, as amended (the “Buyback Regulations”), based on audited interim condensed standalone and consolidated financial statements as at and for the three months ended June 30, 2025.

Particulars	Amount (₹ in crore) Standalone	Amount (₹ in crore) Consolidated
Paid up equity capital as at June 30, 2025 (A)	2,077	2,074
Free Reserves as at June 30, 2025:
- Retained earnings*	70,295	78,177
- Securities Premium	1,258	1,295
- General reserve	412	1,465
Total free reserves (B)	71,965	80,937
Total paid up equity capital and free reserves (A+B)	74,042	83,011
Maximum amount permissible for buyback under Section 68 of the Act and Regulation 4(i) of the Buyback Regulations, i.e., lower of 25% of the total paid up capital and free reserves of standalone and consolidated financial statements.	18,510

*	Excludes adjustments in accordance with section 2(43) of the Companies Act, 2013, aggregating Rs 277 Crore in standalone and Rs 326 Crore in consolidated retained earnings.

For and on behalf of Board of Directors of Infosys Limited Sd/-

Jayesh Sanghrajka

Chief Financial Officer

Date: September 11, 2025

17.	The Company does not have any outstanding debt from lenders. Accordingly, the Company is not required to obtain the prior consent of its lenders for breach of any covenant with such lenders.

18.	General obligations of the Company as per the provisions of the Buyback Regulations and the Act:

a)	All the equity shares for the Buyback are fully paid-up;

b)

Subject to applicable law, the Company shall not issue any shares or other specified securities including by way of bonus issue till the expiry of the Buyback Period, except in discharge of subsisting obligations through conversion of warrants, stock option schemes, sweat equity or conversion of preference shares or debentures into equity shares. Relevant details and the potential impact of such subsisting obligations shall be disclosed in the public announcement;

c)	Subject to applicable law, the Company shall not raise further capital for a period of one year from the expiry of the Buyback Period, except in discharge of subsisting obligations;

d)

The Company, as per the provisions of Section 68(8) of the Act, will not make any further issue of the same kind of shares or other securities including allotment of new shares under Section 62(1)(a) of the Act or other specified securities within a period of six months after the completion of the Buyback except by way of bonus shares or equity shares issued in order to discharge subsisting obligations such as conversion of warrants, stock option schemes, sweat equity or conversion of preference shares or debentures into Equity Shares;

e)

The special resolution approving the Buyback will be valid for a maximum period of one year from the date of passing of the said special resolution (or such extended period as may be permitted under the Act or the Buyback Regulations or by the appropriate authorities). The exact time table for the Buyback shall be decided by the Board (or its duly constituted committee) within the above time limits;

f)	The Equity Shares bought back by the Company will be compulsorily cancelled and will not be held for re-issuance;

g)

The Company shall not buyback its equity shares from any person through negotiated deal whether on or off the stock exchanges or through spot transactions or through any private arrangement in the implementation of the Buyback;

h)

The Company has not accepted any deposits either before or after the Companies Act, 2013. Further, there are no defaults subsisting in the redemption of debentures or interest payment thereon or redemption of preference shares or payment of dividend due to any shareholder, or repayment of any term loans or interest payable thereon to any financial institution or banking companies;

i)	There is no pendency of any scheme of amalgamation or compromise or arrangement pursuant to the provisions of the Act, as on date;

j)	The Company shall earmark and make arrangements for adequate sources of funds for the purpose of the Buyback in accordance with the Buyback Regulations;

k)

As on date, the ratio of the aggregate of secured and unsecured debts owed by the Company is not and shall not be more than twice the paid-up share capital and free reserves based on lower of the audited interim condensed standalone or consolidated financial statements of the Company as on June 30, 2025;

l)	The buyback offer shall not be withdrawn once the public announcement is made; and

m)	The Company shall not buyback locked-in Equity Shares and non-transferable equity shares till the pendency of the lock-in or till the Equity Shares become transferable.

All the material documents referred to in this Postal Ballot Notice and Explanatory Statement such as the relevant Board resolution for the Buyback, the Auditors Report dated September 11, 2025 and the audited interim condensed financial statements of the Company as on June 30, 2025 are available for electronic inspection without any fee by the members up to the last date of e-voting. Members seeking to inspect such documents can send an email to investors@infosys.com. The audited interim condensed financial statements of the Company as on June 30, 2025, Postal Ballot Notice and Explanatory Statement, Memorandum and Articles of Association of the Company are also available on the Company’s website at https://www.infosys.com/investors/.

No director, key managerial personnel or their relatives are interested in or concerned with the resolution, except to the extent of their shareholding. The Board recommends the resolution set forth in Item no. 1 for approval of the Members.

As per the provisions of Section 68(2)(b) of the Act, since the Buyback is more than 10% of the total paid-up equity capital and free reserves of the Company, it is necessary to obtain the consent of the members of the Company by way of a special resolution. Accordingly, the Board recommends passing of the Special Resolution as set out in this Postal Ballot Notice.

Registered office:

Infosys Limited, Electronics City,

Hosur Road, Bengaluru 560 100, India

CIN: L85110KA1981PLC013115

Tel: +91 80-28520261

Email: investors@infosys.com

Website: www.infosys.com

Bengaluru

September 25, 2025

By order of the Board of Directors for Infosys Limited Sd/- A. G. S. Manikantha Company Secretary Membership No: A21918

//Certified true copy//

For Infosys Limited

A.G.S. Manikantha

Company Secretary

Membership No: A21918